EXHIBIT 2.1

EQUITY PURCHASE AGREEMENT

by and among

TECHTARGET, INC,

BRIGHTTALK LIMITED,

THE SELLERS LISTED ON SCHEDULE 1-A HERETO,

AND

SOLELY IN HIS CAPACITY AS EQUITYHOLDER REPRESENTATIVE,

RUSSELL PYLE

Dated as of December 9, 2020

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3.24	Certain Business Relationships With Affiliates	46
3.25	Accounts Receivable	47
3.26	Government Contracts	47
3.27	Brokers	47
3.28	Powers of Attorney	47
3.29	Privacy	47

Article IV REPRESENTATIONS AND WARRANTIES OF THE BUYER		49

4.1	Organization, Standing and Power	50
4.2	Authority; No Conflict; Required Filings and Consents	50
4.3	Financial Ability	51
4.4	No Additional Representations; Disclaimer	51

Article V CONDUCT OF BUSINESS		52

5.1	Operation of Business	52
5.2	Confidentiality	54

Article VI ADDITIONAL PRE-CLOSING AGREEMENTS		54

6.1	No Solicitation	54
6.2	Access to Information	54
6.3	Closing Efforts; Legal Conditions to the Transactions Contemplated by this Agreement; Third-Party Consents	55
6.4	Financing Cooperation	56
6.5	Public Disclosure	57
6.6	Notification of Certain Matters	58
6.7	280G Covenant	58
6.8	Termination of Qualified Plan and other Benefits	59
6.9	Indemnification of Officers and Directors	59
6.10	R&W Policy	60

Article VII CONDITIONS TO CLOSING		60

7.1	Conditions to Obligations of the Buyer	60
7.2	Conditions to Obligations of the Company and the Participating Sellers	63

Article VIII INDEMNIFICATION		64

8.1	Indemnification by the Sellers	64
8.2	Indemnification Claims	64
8.3	Survival of Representations and Warranties	66
8.4	Limitations	67
8.5	Release of Escrow Funds	69

Article IX OTHER POST-CLOSING AGREEMENTS		70

9.1	No Claims	70
9.2	Employee Matters	71
9.3	Tax Matters	72

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Article X TERMINATION AND AMENDMENT		75

10.1	Termination	75
10.2	Effect of Termination	76
10.3	Fees and Expenses	76
10.4	Amendment	76
10.5	Extension; Waiver	76

Article XI DEFINITIONS		77

Article XII MISCELLANEOUS		97

12.1	Notices	97
12.2	Entire Agreement	99
12.3	Third-Party Beneficiaries	99
12.4	Assignment	99
12.5	Severability	99
12.6	Counterparts and Signature	100
12.7	Interpretation	100
12.8	Governing Law	101
12.9	Remedies	101
12.10	Submission to Jurisdiction	101
12.11	Financing Parties	102

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Exhibits:

Exhibit A	Form of Seller Restrictive Covenant Agreement
Exhibit B	Closing Date Allocation Schedule
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Joinder Agreement
Exhibit E	Form of Option Exercise Agreement
Exhibit F	Form of Stock Transfer Form
Exhibit G	Form of Voting Power of Attorney

Schedules:

Schedule 1-A	Initial Participating Sellers
Schedule 1-B	Initial Participating Sellers
Schedule 2	Key Personnel
Schedule 3	Seller Restrictive Covenant Agreement Signatories
Schedule 1.6(a)	Closing Adjustment Items / Form of Closing Adjustment Statement
Schedule 6.10	Terms and Conditions of the R&W Policy
Schedule 7.1(f)	Required Consents
Schedule 7.1(g)	Affiliate Arrangements
Schedule 11	Knowledge Persons

Disclosure Schedule

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EQUITY PURCHASE AGREEMENT

This Equity Purchase Agreement (this “Agreement”) is entered into as of December 9, 2020, by and among TechTarget, Inc., a Delaware corporation (the “Buyer”); BrightTalk Limited, a private company limited by shares incorporated in England (the “Company”); the Persons listed on Schedule 1 under the heading “Participating Sellers” (the “Initial Participating Sellers”); and solely in such Person’s capacity as the Equityholder Representative, Russ Pyle (the “Equityholder Representative”).

RECITALS

1. The Company and its Subsidiaries (each, a “Group Company” and, collectively, the “Group Companies”) are engaged, among other matters, in the business of operating an online platform for customers to create, host and promote webinar and video content to business professionals (the “Business”).

2. The Initial Participating Sellers collectively own all of the issued and outstanding Company Shares as of the date of this Agreement.

3. On the terms and subject to the conditions of this Agreement, the Buyer desires to purchase from the Sellers, and the Sellers will sell to the Buyer, all of the Purchased Interests.

4. Concurrently with the execution of this Agreement, and as a condition to the willingness of the Buyer to enter into this Agreement, each of the employees and other service providers of the Group Companies named on Schedule 2 (collectively, the “Key Personnel”) has accepted an offer of employment or continued employment, or has entered into a consulting arrangement, and has entered into agreements regarding retention, confidentiality, non-competition and/or non-solicitation, with the Buyer or a Group Company, as the case may be, in each case on terms satisfactory to the Buyer and effective upon the Closing (the “Key Personnel Arrangements”).

5. Concurrently with the execution of this Agreement, and as a condition to the willingness of the Buyer to enter into this Agreement, each of the Sellers named on Schedule 3 is executing a confidentiality and restrictive covenant agreement in the form attached hereto as Exhibit A (the “Seller Restrictive Covenant Agreements”).

6. Capitalized terms used in this Agreement shall have the meanings ascribed to them in Article XI.

In consideration of the representations, warranties and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows.

Article I

PURCHASE AND SALE

1.1 Purchase and Sale.

(a) At the Closing, upon the terms and subject to the conditions set forth herein, the Buyer shall purchase from each Seller, and each Seller shall severally sell, convey, assign, transfer, and deliver to the Buyer, all of such Seller’s legal and beneficial right, title and interest in, to and under such Purchased Interests, free and clear of all Liens (other than restrictions on transfer under applicable securities Laws), together with all rights attached or occurring thereto at the Closing (including the right to receive all distributions and dividends declared, paid or made, and any redemption proceeds payable, in respect of such Purchased Interests), in exchange for (x) in the case of Company Shares (other than Deferred Shares) its Pro Rata Share of the Aggregate Residual Closing Consideration represented by such Purchased Interests, as set forth on the Closing Date Allocation Schedule and (y) in the case of the Deferred Shares, the Deferred Shares Closing Consideration.

(b) Each of the Participating Sellers hereby waives any and all pre-emption rights or other rights or restrictions on transfer in respect of the Purchased Interests or interests in Company Shares or other Equity Interests to which they may be entitled under the constitution of the Company, any previous constitution of the Company, any shareholders agreement or otherwise, enforcement of or compliance with which may or might restrict, prevent or delay the performance of the provisions of this Agreement and/or of any of the other Transaction Documents. The Participating Sellers hereby terminate, and shall jointly and severally procure the termination of, any and all shareholders agreements relating to the Company and its affairs to which they are parties (including the Shareholders’ Agreement).

1.2 Closing; Actions at the Closing.

(a) [RESERVED].

(b) The Closing shall take place at 10:00 a.m., local time, on the Closing Date at the offices of Macfarlanes LLP, 20 Cursitor Street, EC4A 1LT, London, England, unless another date, place or time is agreed to in writing by the Buyer and the Equityholder Representative. Upon the agreement of the Participating Sellers and the Buyer, the Closing may take place remotely, via electronic exchange of documents.

(c) At the Closing:

(i) the Company and each Participating Seller shall deliver or cause to be delivered to the Buyer the various certificates, instruments and documents required to be delivered to the Buyer set forth in Section 7.1;

(ii) the Buyer shall deliver or cause to be delivered to the Equityholder Representative the various certificates, instruments and documents set forth in Section 7.2;

(iii) the Participating Sellers shall execute and deliver to Buyer, Stock Transfer Forms and a Voting Power of Attorney and deliver Certificates to the Buyer in respect of the Company Shares owned by each Participating Seller (collectively, the “Required Transfer Documents”) in order to effect the sale, conveyance, assignment, transfer and delivery to the Buyer of good and valid title to the Purchased Interests free and clear of all Liens (other than restrictions on transfer under applicable securities Laws);

(iv) the Buyer shall make (or cause to be made) the payments contemplated by Section 1.3(b); and

(v) the Buyer, at its sole discretion, shall not be obliged to complete the purchase of any of the issued and outstanding Company Shares unless the purchase of all of the issued and outstanding Company Shares is completed simultaneously.

1.3 Closing Payment Certificate; Closing Date Payments.

(a) The Company shall deliver to the Buyer: (i) the Closing Payment Certificate; (ii) a pay-off letter, in customary form, duly executed by each holder of Closing Indebtedness for borrowed money (or any guarantee with respect thereto), which such payoff letter shall contain a complete release of all Liens (other than Permitted Liens) on any asset of any Group Company, duly executed by the holder of any such Closing Indebtedness; (iii) final invoices submitted by each Person to whom any Company Transaction Expenses are (or at the Closing will be) owed, with respect to the period through the Closing, in the case of clauses (i) through (iii) immediately foregoing, no later than three (3) Business Days prior to the Closing Date; and (iv) on the Closing Date, a certificate of the Secretary (or other executive officer) of the Company certifying, in such capacity, resolutions duly adopted by the board of directors of the Company providing for the termination and cancellation of all outstanding Company Options in accordance with the terms of the applicable Company Option Plan (other than, for the avoidance of doubt, any In-the-Money Company Options to be exercised contemporaneously with the Closing).

(b) On the Closing Date, the Buyer shall make (or cause to be made) the following payments, in each case in the respective amounts set forth in the Closing Payment Certificate:

(i) to the Paying Agent (a) for distribution to the Sellers, allocated among the Sellers as specified in the Closing Date Allocation Schedule, by wire transfer of immediately available funds, an aggregate amount equal to the portion of the Aggregate Closing Consideration payable pursuant to Section 1.1(a), and (b) for distribution to each Person specified in the Closing Payment Certificate as a recipient of payments in respect of Company Transaction Expenses that remain unpaid as of immediately prior to the Closing, by wire transfer of immediately available funds, the amount payable to such Person as specified in the Closing Payment Certificate;

(ii) to the Escrow Agent, by wire transfer of immediately available funds, the Escrow Amount to be deposited into the Escrow Account and the Adjustment Escrow Amount to be deposited into the Adjustment Escrow Fund;

(iii) to the Company (or one of its Subsidiaries), by wire transfer of immediately available funds, the portion of the Aggregate Closing Consideration payable to the holders of Employee In-the-Money Company Options pursuant to Section 1.9;

(iv) to the Escrow Agent, by wire transfer of immediately available funds, the Equityholder Representative Expense Amount; and

(v) to each holder of the Closing Indebtedness for borrowed money, by wire transfer of immediately available funds, the amount payable to such Person as specified in the Closing Payment Certificate and the applicable payoff letter.

1.4 Escrow.

(a) At the Closing, the Buyer will (in accordance with Section 1.3(b)(ii)) deliver to the Escrow Agent the Escrow Amount and the Adjustment Escrow Amount to be held in escrow pursuant to the Escrow Agreement and to be disbursed in accordance with the terms of this Agreement and the Escrow Agreement. Each of the Escrow Fund and the Adjustment Escrow Fund shall be held by the Escrow Agent and released by the Escrow Agent to the Paying Agent or the Buyer, as applicable, in accordance with the terms of the Escrow Agreement and this Agreement.

(b) Any portion of the Escrow Fund or the Adjustment Escrow Fund that is disbursed pursuant to the Escrow Agreement and this Agreement for the benefit of the Sellers shall be allocated among the Sellers (and disbursed) in accordance with the Closing Date Allocation Schedule (subject to any applicable withholding as provided in Section 1.10).

1.5 Equityholder Representative.

(a) By their execution of this Agreement, a Joinder Agreement and/or an Option Exercise Agreement, the Participating Sellers hereby irrevocably (subject only to Section 1.5(e)) appoint the Equityholder Representative as the representative, attorney-in-fact and agent of the Participating Sellers in connection with the transactions contemplated by this Agreement, the Option Exercise Agreement, the Paying Agent Agreement and the Escrow Agreement or in any other agreement, document, instrument or certificate contemplated hereby or thereby (collectively, the “Transaction Documents”) and in any litigation or arbitration involving any Transaction Document. In connection therewith, the Equityholder Representative is authorized to do or refrain from doing all further acts and things, and to execute all such documents as the Equityholder Representative shall deem necessary or appropriate, and shall have the power and authority to:

(i) act for some or all of the Participating Sellers with regard to all matters pertaining to any Transaction Document;

(ii) act for some or all of the Participating Sellers to transact matters of litigation and arbitration with regard to all matters pertaining to any Transaction Document;

(iii) execute and deliver all amendments, waivers, ancillary agreements, certificates and documents that the Equityholder Representative deems necessary or appropriate in connection with the consummation of the transactions contemplated by the Transaction Documents, including delivering any update to or correction, amendment or modification of the Closing Date Allocation Schedule permitted by Section 1.8(a);

(iv) receive funds, make payments of funds, and give receipts for funds;

(v) do or refrain from doing, on behalf of the Participating Sellers, any further act or deed that the Equityholder Representative deems necessary or appropriate in the Equityholder Representative’s discretion relating to the subject matter of any Transaction Document, in each case as fully and completely as any Participating Seller could do if personally present;

(vi) give and receive all notices required to be given or received by the Equityholder Representative or any Participating Seller under any Transaction Document;

(vii) give any written direction to the Escrow Agent on behalf of the Equityholder Representative or any Participating Seller;

(viii) agree to, negotiate and/or comply with the determination of the Final Closing Adjustment Statement, the Final Closing Adjustment Items and the Final Closing Adjustment pursuant to Section 1.6;

(ix) agree to, negotiate, enter into settlements and compromises and/or comply with any Order with respect to claims for indemnification made by the Buyer under Article VIII; and

(x) receive service of process in connection with any claims under any Transaction Document.

(b) All decisions and actions of the Equityholder Representative on behalf of the Participating Sellers (or any of them) shall be binding upon all Participating Sellers, and no Participating Seller shall have the right to object, dissent, protest or otherwise contest the same.

(c) At the Closing, the Buyer shall deliver the Equityholder Representative Expense Amount to the Escrow Agent, which Equityholder Representative Expense Amount shall be maintained by the Escrow Agent in accordance with the Escrow Agreement. The Equityholder Representative shall not be paid any fee for services to be rendered hereunder but shall be reimbursed for reasonable out-of-pocket expenses incurred in the performance of the Equityholder Representative’s duties (including the reasonable fees and expenses of counsel) under this Agreement from the Equityholder Representative Expense Amount and, if the remaining Equityholder Representative Expense Amount is insufficient to pay such expenses, from the first proceeds from any Future Payments otherwise available for distribution to any Participating Seller. In no event shall the Buyer (or any of their respective Affiliates) be obligated to reimburse the Equityholder Representative for any such expenses. Upon the determination of the Equityholder Representative that retaining any portion of the Equityholder Representative Expense Amount is no longer necessary, the Equityholder Representative shall direct the Escrow Agent to pay the then remaining portion of the Equityholder Representative Expense Amount to the Participating Sellers, allocated among the Participating Sellers in accordance with the Closing Date Allocation Schedule (any such payment, a “Equityholder Representative Account Payment”).

(d) The Equityholder Representative shall act for the Participating Sellers on all of the matters set forth in any Transaction Document in the manner the Equityholder Representative believes to be in the collective best interest of the Participating Sellers. The Equityholder Representative is authorized to act on behalf of the Participating Sellers notwithstanding any dispute or disagreement among any of them. In taking any action as Equityholder Representative, the Equityholder Representative may rely conclusively, without any further inquiry or investigation, upon any certification or confirmation, oral or written, given by any Person whom the Equityholder Representative reasonably believes to be authorized thereunto. The Equityholder Representative may, in all questions arising hereunder, rely on the advice of counsel, and the Equityholder Representative shall not be liable to any Participating Seller for anything done, omitted or suffered in good faith by the Equityholder Representative based on such advice. The Equityholder Representative undertakes to perform such duties and only such duties as are specifically set forth in this Agreement and no implied covenants or obligations shall be read into this Agreement against the Equityholder Representative. The Equityholder Representative shall not have any liability to any of the Participating Sellers for any act done or omitted hereunder as Equityholder Representative while acting in good faith. The Equityholder Representative shall be indemnified by the Participating Sellers from and against any loss, liability or expense incurred in good faith on the part of the Equityholder Representative and arising out of or in connection with the acceptance or administration of the Equityholder Representative’s duties hereunder. Any such claim for indemnification shall be satisfied first from any then available portion of the remaining Equityholder Representative Expense Amount and, if such amount is insufficient to satisfy any such loss, liability or expense, from the first proceeds from any Future Payments otherwise available for distribution to any Participating Seller or by a claim against the Participating Sellers.

(e) In the event the Equityholder Representative becomes unable to perform the Equityholder Representative’s responsibilities hereunder or resigns from such position, the Participating Sellers (acting by a written instrument signed by Participating Sellers who held, as of immediately prior to the Closing, a majority of the Purchased Interests) shall select another representative to fill the vacancy of the Equityholder Representative, and such substituted representative shall be deemed to be the Equityholder Representative for all purposes of this Agreement, and such appointment shall be binding on all Participating Sellers. The Equityholder Representative may be removed only upon delivery of written notice to the Buyer signed by Participating Sellers who, as of immediately prior to the Closing, held a majority of the Purchased Interests; provided that no such removal shall be effective until such time as a successor Equityholder Representative shall have been validly appointed hereunder. The Equityholder Representative shall provide the Buyer prompt written notice of any replacement of the Equityholder Representative, including the identity and address of the new Equityholder Representative. Upon any replacement of the Equityholder Representative, the Equityholder Representative being replaced shall transfer to the new Equityholder Representative the balance of any unexpended Equityholder Representative Expense Amount.

(f) For all purposes of this Agreement:

(i) the Buyer shall be entitled to rely conclusively on the instructions and decisions of the Equityholder Representative as to the settlement of any disputes or claims between the Buyer and the Participating Sellers under the Transaction Documents, or any other actions required or permitted to be taken by the Equityholder Representative hereunder or thereunder, and no Participating Seller shall have any cause of action against the Buyer for any action taken by the Buyer in reliance upon the instructions or decisions of the Equityholder Representative;

(ii) the provisions of this Section 1.5 are independent and severable, are irrevocable (subject only to Section 1.5(e)) and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Participating Seller may have in connection with the transactions contemplated by this Agreement; and

(iii) the provisions of this Section 1.5 shall be binding upon the executors, heirs, legal representatives, personal representatives, successor trustees and successors of each Participating Seller, and any references in this Agreement to a Participating Seller shall mean and include the successors to the rights of such Participating Seller hereunder, whether pursuant to testamentary disposition, the Laws of descent and distribution or otherwise.

1.6 Adjustment Before and After the Closing.

(a) The Estimated Closing Adjustment and the Final Closing Adjustment shall be determined as set forth below in this Section 1.6: Not later than three (3) Business Days prior to the Closing Date, the Company shall prepare and deliver to the Buyer a statement in the form of the Closing Adjustment Statement (the “Estimated Closing Adjustment Statement”) setting forth the Company’s good faith and reasonable estimate of Estimated Closing Adjustment, including an estimated consolidated balance sheet of the Group Companies as of 11:59 PM Eastern time on the day immediately prior to the Closing Date, together with relevant backup materials reasonably requested by Buyer. The Estimated Closing Adjustment Statement and such consolidated balance sheet shall be prepared in accordance with the Accounting Principles. From the delivery of the Estimated Closing Adjustment Statement, the Buyer and its accountants shall, upon reasonable notice and during normal business hours, be permitted to discuss with representatives of the Group Companies and their accountants the Estimated Closing Adjustment Statement and shall be provided copies of, and have reasonable access, upon reasonable notice at reasonable times during normal business hours, to the work papers and supporting records of the Group Companies to the extent reasonably necessary to allow the Buyer and its accountants to verify the accuracy of the Estimated Closing Adjustment Statement; provided, however, that the foregoing right of access shall not require furnishing information that, (i) in the reasonable opinion of counsel, would violate any Law or result in the waiver of any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information that cannot be preserved with a customary common interest or similar agreement, or (ii) would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, any Contract in effect as of the date hereof. The Company will consider, in good faith, any reasonable comments to the Estimated Closing Adjustment Statement made by Buyer in good faith. The Estimated Closing Adjustment Statement, as proposed by the Company pursuant to Section 1.6(a), shall be deemed for purposes of this Section 1.6 to be the “Final Closing Adjustment Statement,” the Estimated Closing Adjustment items reflected thereon shall be deemed for purposes of this Section 1.6 to be the “Final Closing Adjustment Items” and each shall be final and binding on the Buyer and the Sellers, unless the Buyer timely delivers to Equityholder Representative the Closing Adjustment Statement in accordance with Section 1.6(b).

(b) Not later than thirty (30) calendar days after the Closing Date, the Buyer shall deliver to the Equityholder Representative the Closing Adjustment Statement, including a consolidated balance sheet of the Group Companies as of 11:59 PM Eastern time on the day immediately prior to the Closing Date. The Closing Adjustment Statement and such consolidated balance sheet shall be prepared in accordance with the Accounting Principles. The Closing Adjustment Statement delivered pursuant to this Section 1.6(b) shall be accompanied by a statement setting forth the amount, if any, by which the total of the Closing Adjustment Items is greater than, or less than, the Estimated Closing Adjustment. The Closing Adjustment Statement, as proposed by Buyer pursuant to this Section 1.6(b), shall be deemed for purposes of this Section 1.6 to be the “Final Closing Adjustment Statement,” the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 1.6 to be the “Final Closing Adjustment Items” and each shall be final and binding on the Buyer and the Sellers, unless the Equityholder Representative timely delivers to the Buyer an Objection Notice in accordance with Section 1.6(c).

(c) In the event that the Equityholder Representative disputes the Closing Adjustment Statement or the amount of the Closing Adjustment Items, the Equityholder Representative shall notify the Buyer in writing (the “Objection Notice”) of the amount, nature and basis of such dispute, within thirty (30) calendar days after delivery of the Closing Adjustment Statement pursuant to Section 1.6(b). Any such Objection Notice shall specify those items or amounts as to which the Equityholder Representative disagrees, and the Equityholder Representative shall be deemed to have agreed with all other items and amounts contained in the Closing Adjustment Statement and the amount of the other Closing Adjustment Items delivered pursuant to Section 1.6(b). In the event of such a dispute, the Buyer and the Equityholder Representative shall first negotiate in good faith to reach agreement on the disputed items or amounts in order to determine the amount of the Closing Adjustment Items, which amount shall not be more than the Buyer’s calculation delivered pursuant to Section 1.6(b) nor less than the Equityholder Representative’s calculation delivered pursuant to this Section 1.6(c). If the Buyer and the Equityholder Representative reach a final resolution on the Closing Adjustment Statement within thirty (30) calendar days after the Buyer’s receipt of the Objection Notice (or within any additional period as mutually agreed to between the Buyer and the Equityholder Representative), then the Closing Adjustment Statement agreed upon by the Buyer and the Equityholder Representative shall be deemed for purposes of this Section 1.6 to be the “Final Closing Adjustment Statement,” the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 1.6 to be the “Final Closing Adjustment Items” and each shall be final and binding on the Buyer and the Sellers.

(d) If the Buyer and the Equityholder Representative are unable to resolve the dispute within thirty (30) calendar days after delivery of the Objection Notice, then any remaining items in dispute shall be submitted to an independent nationally recognized accounting firm selected in accordance with the rules of the Boston, Massachusetts office of the American Arbitration Association (the “Neutral Accountant”). All determinations and calculations pursuant to this Section 1.6(d) shall consider only those Closing Adjustment Items that are set forth in the Objection Notice and remain in dispute, shall be a value that is not more than the Buyer’s calculation delivered pursuant to Section 1.6(b) nor less than the Equityholder Representative’s calculation delivered pursuant to Section 1.6(c), shall be in writing and shall be delivered to the Buyer and the Equityholder Representative as promptly as practicable. Absent fraud or manifest error, the Closing Adjustment Statement as finally determined by the Neutral Accountant shall be deemed for purposes of this Section 1.6 to be the “Final Closing Adjustment Statement,” the Closing Adjustment Items reflected thereon shall be deemed for purposes of this Section 1.6 to be the “Final Closing Adjustment Items” and each shall be final and binding on the Buyer and the Sellers. In determining the Closing Adjustment Statement and the Closing Adjustment Items, the Neutral Accountant shall act as an expert and not as arbitrator. A judgment on the determination made by the Neutral Accountant pursuant to this Section 1.6 may be entered in and enforced by any court having jurisdiction thereover.

(e) The fees and expenses of the Neutral Accountant in connection with the resolution of disputes pursuant to Section 1.6(d) shall be borne by the Participating Sellers, on the one hand, and the Buyer, on the other hand, in proportion to the aggregate amounts by which the proposals of the Buyer and the Equityholder Representative differed from the Neutral Accountant’s final determination.

(f) The “Final Closing Adjustment” shall be equal to (i) the amount of the Final Closing Adjustment Items, minus (ii) the Estimated Closing Adjustment. For the avoidance of doubt, the Final Closing Adjustment may be a positive or negative number. If the Final Closing Adjustment is greater than zero (0), then the Buyer shall be entitled to receive payment of the Final Closing Adjustment from the Adjustment Escrow Fund promptly (and in no event later than two (2) Business Days) after the date of determination of the Final Closing Adjustment and the Equityholder Representative and the Buyer shall deliver a joint instruction letter to the Escrow Agent under the Escrow Agreement instructing the Escrow Agent to disburse (i) to the Buyer from the Adjustment Escrow Fund an amount in cash equal to the lesser of (A) the amount of the Final Closing Adjustment and (B) the amount of the Adjustment Escrow Fund, and (ii) to the Paying Agent for distribution to the Sellers in accordance with this Agreement, any portion of the Adjustment Escrow Fund remaining after giving effect to the payment contemplated by the immediately foregoing clause (i). If the Final Closing Adjustment is less than zero (0), then promptly (and in no event later than two (2) Business Days) after the date of determination of the Final Closing Adjustment, the Buyer shall pay the Final Closing Adjustment to the Paying Agent and the Equityholder Representative and the Buyer shall deliver a joint instruction letter to the Escrow Agent under the Escrow Agreement instructing the Escrow Agent to disburse to the Paying Agent the Adjustment Escrow Fund, in each case for distribution to the Sellers in accordance with this Agreement.

(g) From the delivery of the Closing Adjustment Statement until such time as the calculation of the Final Closing Adjustment has been finally determined pursuant to this Section 1.6, the Equityholder Representative and its accountants (at the Equityholder Representative’s expense) shall, upon reasonable notice and during normal business hours, be permitted to discuss with the Buyer and its accountants the Closing Adjustment Statement and shall be provided complete and accurate copies of, and have reasonable access, upon reasonable notice at reasonable times during normal business hours, to the work papers and supporting records of the Buyer and its accountants so as to allow the Equityholder Representative and its accountants to verify the accuracy of the Closing Adjustment Statement.

(h) The parties agree that the procedures set forth in this Section 1.6 shall be the sole and exclusive method for resolving any disputes with respect to the determination of the Final Closing Adjustment Statement, the Final Closing Adjustment Items and the Final Closing Adjustment; provided, that this provision shall not prohibit the Buyer or the Equityholder Representative from instituting litigation or arbitration to enforce the determination of the Neutral Accountant and shall not limit any remedy of any party under Article VIII.

1.7 Closing Date Allocation Schedule; Payment of Future Payments.

(a) The Company shall deliver to the Buyer and the Paying Agent, at least three (3) Business Days prior to the Closing, the Closing Date Allocation Schedule (attached as an exhibit to the Closing Payment Certificate). From time to time after the Closing Date, the Equityholder Representative may, with the written agreement of the Buyer, update, correct or otherwise amend or modify the Closing Date Allocation Schedule in any manner that is consistent with the express provisions of this Article I. The Buyer shall be entitled to rely conclusively on the Closing Date Allocation Schedule as in effect from time to time, and, as between the Sellers, on the one hand, and the Buyer, on the other hand, any amounts delivered by the Buyer to any Seller in accordance with the Closing Date Allocation Schedule in effect from time to time (or to the Paying Agent for the benefit of such Seller) shall be deemed for all purposes to have been delivered to the applicable Seller in full satisfaction of the obligations of the Buyer under this Article I.

(b) Any Future Payment that becomes payable by the Buyer to the Sellers under this Agreement and/or the Escrow Agreement shall be paid to the Paying Agent for distribution to the Sellers, allocated among the Sellers in accordance with the Closing Date Allocation Schedule (subject to any applicable withholding as provided in Section 1.10).

(c) The parties understand and agree that (i) the Sellers shall have rights only as a creditor of the Buyer as a result of their right to receive the Future Payments and not as a security holder of the Buyer, (ii) without limiting the generality of Section 12.4, no right to receive any Future Payment may be assigned or otherwise transferred without the prior written consent of the Buyer and any purported assignment or transfer in the absence of such consent shall be null and void ab initio, and (iii) no interest is payable as additional consideration with respect to any of the Future Payments, except in the case of Future Payment not timely made and any amounts thereof not otherwise disputed in good faith, in which case interest shall accrue from the due date of such Future Payment at a per annum rate equal to the rate of interest from time to time announced publicly by The Wall Street Journal as its prime rate (the “Interest Rate”), calculated on the basis of a year of 365 days and the number of days elapsed.

1.8 Payment Fund. The procedures for the purchase and sale of the Purchased Interests in connection with the transactions contemplated by this Agreement are as follows:

(a) Paying Agent. At or prior to the Closing, the Buyer shall (in accordance with Section 1.3(b)(i)) deposit the Payment Fund with the Paying Agent for payment to the Sellers in accordance with this Section 1.8 and the Closing Date Allocation Schedule. The Paying Agent shall, pursuant to instructions from the Buyer in accordance with the Paying Agent Agreement and the Closing Date Allocation Schedule, deliver out of the Payment Fund the portion of the Aggregate Closing Consideration payable to the Sellers. The Payment Fund shall not be invested by the Paying Agent and shall not be used for any purpose other than as specified in this Section 1.8(a).

(b) Exchange Procedures. At or prior to the Closing, each Participating Seller shall deliver, or the Company shall deliver on a Participating Seller’s behalf, to the Buyer the Required Transfer Documents. The transfer of the Purchased Interests by the Sellers to the Buyer shall be deemed to occur as of the opening of business on the Closing Date. Upon proper delivery of the Required Transfer Documents each Seller shall be entitled to receive in exchange therefor cash in an amount equal to the portion of the Aggregate Closing Consideration payable in respect of the Purchased Interests represented by such Required Transfer Documents, as reflected on the Closing Date Allocation Schedule attached to the Closing Payment Certificate (subject to any applicable withholding as provided in Section 1.10). The Sellers shall not be entitled to receive any portion of the Aggregate Consideration to which they would otherwise be entitled with respect to any Company Shares until duly executed Required Transfer Documents in favor of the Buyer in respect of such Company Shares are properly delivered.

(c) Termination of Payment Fund. Any amount deposited with the Paying Agent that remains undistributed to the Participating Sellers until six (6) months after the Closing shall be delivered to the Buyer to be held in trust for the relevant Seller upon demand, and any Seller who is entitled to such amount under this Section 1.8 shall (subject to Section 1.5(d)) be entitled to demand payment of such amount from the Buyer only as a general creditor, subject to delivery of the Required Transfer Documents.

(d) No Liability. To the extent permitted by applicable Law, none of the Buyer, any Group Company or the Paying Agent shall be liable to any Seller for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any of the Purchased Interests shall not have been exchanged pursuant to Section 1.8(b) prior to the time at which the related consideration payable pursuant to this Article I would otherwise escheat to or become the property of any Governmental Entity, any such consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of the Buyer, free and clear of all claims or interest of any Person previously entitled thereto.

1.9 Company Options. Prior to the Closing Date, the board of directors of the Company shall adopt such resolutions, and the Company shall take such other actions, as are necessary to effect the following (each to be effective immediately prior to and contingent upon the Closing):

(a) Subject to Section 1.9(f), each In-the-Money Company Option that is vested and remains outstanding as of immediately prior to the Closing (after giving effect to any exercises thereof to occur simultaneously with the Closing) shall be automatically cancelled and exchanged for the right to receive an amount in cash, in the manner set forth in Section 1.9(c), equal to (A) the Pro Rata Share of the Aggregate Residual Closing Consideration, less the aggregate exercise price of such In-the-Money Company Option, plus (B) the Pro Rata Share of the portion of all Future Payments that become payable pursuant to the terms of this Agreement with respect to such In-the-Money Company Option, in each case subject to withholding as provided in Section 1.10.

(b) Upon the exercise or cancellation, as applicable, of any In-the-Money Company Option pursuant to this Section 1.9, such In-the-Money Company Option shall no longer represent the right to acquire any Company Shares or other Equity Interests, but shall entitle the holder thereof to receive only the consideration payable in respect thereof pursuant to this Section 1.9.

(c) The Buyer shall cause the Company to pay (following receipt of such funds pursuant to Section 1.3(b)(iii)) as promptly as practicable after the Closing Date to each holder of an Employee In-the-Money Company Option the portion of the Aggregate Residual Closing Consideration payable to such holder pursuant to this Section 1.9 (subject to any applicable withholding as provided in Section 1.10) in accordance with the Closing Date Allocation Schedule. The Buyer shall cause the Company to pay (following receipt of such funds pursuant to Section1.7(b)) to each holder of an Employee In-the-Money Company Option any amounts payable with respect to each Future Payment (subject to any applicable withholding as provided in Section 1.10) in accordance with the Closing Date Allocation Schedule.

(d) The Buyer shall direct the Paying Agent to pay (following receipt of such funds pursuant to Section 1.3(b)(i)) as promptly as practicable after the Closing Date to each holder of a Non-Employee In-the-Money Company Option the portion of the Aggregate Residual Closing Consideration payable to such holder pursuant to this Section 1.9 (subject to any applicable withholding as provided in Section 1.10) in accordance with the Closing Date Allocation Schedule. The Buyer shall direct the Paying Agent to pay (following receipt of such funds pursuant to Section 1.7(b)) to each holder of a Non-Employee In-the-Money Company Option any amounts payable with respect to each Future Payment (subject to any applicable withholding as provided in Section 1.10) in accordance with the Closing Date Allocation Schedule.

(e) On or prior to the Closing Date, the Company shall cause each Company Option that is not an In-the-Money Company Option to be terminated and cancelled without payment of consideration.

(f) The Company shall obtain from the holder of each In-the-Money Company EMI Option that is then outstanding (whether such In-the-Money Company EMI Option is vested or unvested, but not to the extent it has theretofore been exercised) an executed Option Exercise Agreement pursuant to which such holder shall agree (i) to exercise, to the extent vested, all of such holder’s In-the-Money Company EMI Options; (ii) become party to this Agreement and become a “Participating Seller” within the meaning thereof; (iii) to be issued the number of Company Shares in relation to the vested In-the-Money Company EMI Options (“Company EMI Shares”); provided, however, that notwithstanding anything to the contrary herein, no portion of the Aggregate Consideration shall be payable to any holder of any such In-the-Money Company EMI Option unless and until such holder shall have executed and delivered to the Buyer an Option Exercise Agreement. To the extent that the In-the-Money Company EMI Options are exercised and Company EMI Shares are issued, then the In-the-Money Company EMI Options shall not be included in the definition of In-the-Money Company Options for the purposes of Sections 1.9(a) through 1.9(d).

1.10 Withholding Rights. Each of the Buyer, the Paying Agent and the Escrow Agent will, to the extent applicable, be entitled to deduct and withhold from the amounts otherwise payable by it pursuant to this Agreement to any Person, including payments made under the Escrow Agreement, such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable Law, and to collect any necessary Tax forms, or such other forms or similar information as may be applicable, from any Seller and any other recipients of payments hereunder. In the event that any amount is so deducted and withheld, and properly remitted, such amount will be treated for all purposes of this Agreement as having been paid to the Person to whom the payment from which such amount was withheld was made.

1.11 Further Assurances. At any time and from time to time after the Closing, at the Buyer’s request and without further consideration, each of the Participating Sellers shall promptly execute and deliver (or cause to be executed and delivered) such instruments of sale, transfer, conveyance, assignment and confirmation, and take all such other action as the Buyer may reasonably request, more effectively to transfer, convey and assign to the Buyer, and to confirm the Buyer’s title to, such Participating Seller’s Purchased Interests, to put the Buyer in actual possession and operating control of the assets, Properties and Business of the Group Companies, to assist the Buyer in exercising all rights with respect thereto and to carry out the purpose and intent of this Agreement.

Article II

REPRESENTATIONS AND WARRANTIES

REGARDING THE SELLERS

Each Seller represents and warrants to the Buyer that (solely with respect to such Seller), except as set forth in the Disclosure Schedule, the statements contained in this Article II are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date). The Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article II and in Article III. The disclosures in any section or paragraph of the Disclosure Schedule shall qualify only (a) the corresponding section or paragraph in this Article II or Article III, as the case may be, and (b) other sections or paragraphs in this Article II or Article III to the extent that it is reasonably apparent from a reading of the disclosure that such disclosure also qualifies or applies to such other section or paragraph.

2.1 Legal Capacity.

(a) Such Seller has all requisite power and capacity to execute and deliver this Agreement and each other Transaction Document to which such Seller is or will be a party and to perform such Seller’s obligations hereunder and thereunder. This Agreement has been, and each other Transaction Document to which such Seller is or will be a party has been or, in the case of the other Transaction Documents if applicable, will be as of the Closing Date, duly and validly executed and delivered by such Seller and constitutes or will constitute a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms.

(b) Subject to compliance with the HSR Act and subject to the submission of the transfers of the Company Shares to HMRC for stamping, neither the execution and delivery by such Seller of this Agreement or any other Transaction Document to which such Seller is or will be a party, nor the performance by such Seller of its obligations hereunder or thereunder, nor the consummation by such Seller of the transactions contemplated hereby or thereby, will (i) require on the part of such Seller any notice to or filing with any Governmental Entity or any Permit, (ii) if such Seller is not a natural Person, conflict with or violate any provision of the Organizational Documents of such Seller, each as amended or restated to date, (iii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Contract, Permit or Lien to which such Seller is a party or by which such Seller is bound or to which any of the assets of such Seller is subject, (iv) result in the imposition of any Lien upon any assets of such Seller or (v) violate any Order or Law applicable to such Seller or any of its Properties or assets, except in each case of the immediately foregoing clauses (ii), (iii) and (iv) as could not reasonably be expected to have a material adverse effect on such Seller’s ability to timely consummate the transactions contemplated by the Transaction Documents.

(c) Subject to compliance with the HSR Act, no Permit or Order of, or declaration, notice or filing with, any Governmental Entity is required by or with respect to such Seller in connection with the execution and delivery of this Agreement by such Seller or the consummation by such Seller of the transactions contemplated by the Transaction Documents. Section 2.1(c) of the Disclosure Schedule sets forth a true, correct and complete list of all consents and approvals of third parties and Governmental Entities, and all filings and notices, that are required in connection with the consummation by such Seller of the transactions contemplated by the Transaction Documents.

(d) As of the date of this Agreement, there is no Legal Proceeding which is pending or has been threatened in writing against such Seller that questions the validity of this Agreement or any action taken or to be taken by such Seller in connection herewith or that could reasonably be expected to have a material adverse effect on such Seller’s ability to consummate the transactions contemplated by the Transaction Documents.

(e) Such Seller does not have any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement or any other Transaction Document.

2.2 Ownership of Equity Interests in the Company. Such Seller holds the legal and beneficial ownership of all of the Equity Interests in the Company as set forth on Section 3.2(b) of the Disclosure Schedule as being owned by such Seller, free and clear of any Liens (other than restrictions on transfer arising under applicable securities Laws). Such Seller is not a party to any voting trust, proxy, or other Contract with respect to the voting or transfer of any Equity Interests of the Company. Upon consummation of the purchase contemplated hereby, the Buyer will acquire from such Seller good, valid and marketable title to all Purchased Interests owned by such Seller, free and clear of all Liens (other than restrictions on transfer arising under applicable securities Laws).

Article III

REPRESENTATIONS AND WARRANTIES REGARDING THE GROUP COMPANIES

The Participating Sellers represent and warrant, severally and not jointly, to the Buyer that, except as set forth in the Disclosure Schedule, the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).

3.1 Organization, Standing and Corporate Power. Each Group Company is a company or other legal entity duly organized, validly existing and, where applicable as a legal concept, in good standing under the Laws of its jurisdiction of organization. Each Group Company is duly qualified to conduct business and, where applicable as a legal concept, is in good standing under the Laws of each jurisdiction in which the nature of such Group Company’s Businesses or the ownership or leasing of its assets or Properties requires such qualification, except for such failures to be so qualified or in good standing that, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Company Material Adverse Effect. Each Group Company has all requisite corporate (or similar) power and authority to carry on the businesses in which it is engaged and to own and use the assets and Properties owned and used by it. Each Group Company has made available to the Buyer complete and accurate copies of its Organizational Documents. No Group Company is in default under or in violation of any provision of its Organizational Documents.

3.2 Capitalization.

(a) A complete and accurate description of the capitalization of each Group Company as of the date of this Agreement is set forth in Section 3.2(a) of the Disclosure Schedule.

(b) Section 3.2(b) of the Disclosure Schedule sets forth a complete and accurate list of the holders of Equity Interests of the Company, showing the number and type of Equity Interests held by each Seller. All of the issued and outstanding Equity Interests of the Company have been and on the Closing Date will be duly authorized, validly issued, fully paid, and free and clear of all preemptive rights and Liens (other than the restrictions on transfer imposed by the Organizational Documents or applicable securities Laws). All of the issued and outstanding Equity Interests of the Company have been offered, issued and sold by the Company in compliance in all material respects with all applicable Laws. The Participating Sellers hold the entire legal and beneficial ownership of the issued and outstanding Company Shares.

(c) Section 3.2(c) of the Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of: (i) each Company Option Plan, indicating the number of Company Shares issued to date under such Company Option Plan, the number of Company Shares subject to outstanding options (whether vested or unvested) under such Company Option Plan and the number of Company Shares reserved for future issuance under such Company Option Plan, and (ii) all holders of outstanding vested and unvested Company Options, indicating with respect to each Company Option and the Company Option Plan, the number of Company Shares subject to such Company Option, the exercise price (as applicable), the vesting schedule (including any acceleration provisions with respect thereto and the Grant Date) as applicable. The Company has made available to the Buyer complete and accurate copies of each Company Option Plan, and forms of all share option agreements evidencing Company Options. All of the Company Shares subject to Company Options will be, upon issuance pursuant to the exercise of, and in accordance with the terms of, such instruments, duly authorized, validly issued, fully paid and free and clear of all preemptive rights and Liens (other than the restrictions on transfer imposed by the Organizational Documents or applicable securities Laws).

(d) With respect to each Company Option (whether outstanding or previously exercised), (i) each such Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies and qualified upon any exercise, (ii) each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Company’s board of directors (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents and reflected in a timely manner on applicable award agreements, (iii) each such grant was made in material compliance with the terms of the applicable Company Option Plan, the Securities Act, the Exchange Act, to the extent applicable, and all other applicable Laws and no such grant is or has been the subject of any internal investigation, review or inquiry, and (iv) each such grant was properly accounted for in accordance with the Accounting Standards in the financial statements (including the related notes) of the Company. The Group Companies have not granted or promised any stock options since May 20, 2020, and there are no outstanding promises to grant stock options or equity compensation of the Company. The treatment of Company Options pursuant to this Agreement complies with the terms of the applicable Company Option Plan, the applicable award agreements, and applicable Law, and any consents required to comply with Section 1.9 have been received or will be received before the Closing.

(e) With respect to the EMI Options (whether vested or unvested and whether outstanding or previously exercised), (i) each EMI Option is a qualifying option within the meaning of Section 527(4) ITEPA and has been notified to an officer of HMRC in accordance with the provisions of Part 7 of Schedule 5 of ITEPA, (ii) each EMI Option entitles the relevant holder of the EMI Options to acquire Company Shares at a price not less than their market value at the time of the grant of the relevant EMI Option, (iii) no disqualifying event, within the meaning of Section 533 of ITEPA, has occurred prior to Closing in relation to a EMI Option, other than in the case of the relevant holder of a EMI Option having left employment, (iv) no non-routine notice, investigation or penalty relating to the Company Option Plans have been issued, imposed, made or threatened by HMRC and there are no circumstances which are likely to give rise to any such non-routine notice, investigation or penalty; and (v) each EMI Option has at all times been granted, operated and exercised in accordance with Schedule 5 to ITEPA.

(f) Except as set forth in Section 3.2(b) of the Disclosure Schedule, (i) there are no Equity Interests of any class of the Company, or any security exchangeable into or exercisable for such Equity Interests, issued, reserved for issuance or outstanding, (ii) there are no options, awards, arrangements, warrants, equity securities, calls, rights, commitments or Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional Equity Interests of the Company or any security or rights convertible into or exchangeable or exercisable for any such Equity Interests, or obligating the Company to grant, extend, otherwise modify or amend or enter into any such option, award, arrangement, warrant, Equity Interest, call, right, commitment or Contract, (iii) the Company has no obligation (contingent or otherwise) to issue any subscription, warrant, option, award, convertible security or other such right, or to issue or distribute to holders of any Equity Interests of the Company any evidences of Indebtedness or assets of the Company, and (iv) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any Equity Interests or to pay any dividend or to make any other distribution in respect thereof. Without limitation of the foregoing clause (iv), effective as of the Closing, any notice of redemption delivered by any holder of Company Shares (including the redemption notice from NBGE AIV BT, L.P. dated as of April 28, 2020) has been revoked and no Group Company has any liability or obligation thereunder or arising therefrom. Except as set forth in this Section 3.2, the Company has no outstanding equity compensation or equity-based compensation.

(g) Other than the Organizational Documents and the Shareholders’ Agreement, there is no Contract between any Group Company, or, to the Companies’ Knowledge, among any holders of its Equity Interests or other securities (as applicable) relating to the sale or transfer (including Contracts relating to rights of first refusal, co-sale rights or “drag along” rights), registration under the Securities Act or the securities Laws of any other jurisdiction, or voting, of the Equity Interests of any such Group Company.

(h) The Closing Date Allocation Schedule will set forth a true, correct and complete summary of the allocation of the amounts payable to the Sellers (and the holders of In-the-Money Company Options) pursuant to this Agreement and the Company Option Plans. The allocation of payments set forth on the Closing Date Allocation Schedule will comply with the terms of the Organizational Documents of each Group Company and this Agreement.

(i) Upon consummation of the purchase contemplated hereby, the Buyer will acquire from the Sellers good, valid and marketable title to all Purchased Interests, free and clear of all Liens (other than restrictions on transfer arising under applicable securities Laws).

3.3 Subsidiaries.

(a) Section 3.3 of the Disclosure Schedule sets forth: (i) the name of each Group Company; (ii) the number and type of issued and outstanding equity securities of each Group Company and a list of the holders thereof; (iii) the jurisdiction of organization of each Group Company; (iv) the names of the officers and directors of each Group Company; and (v) the jurisdictions in which each Group Company is qualified or holds licenses to do business as a foreign corporation or other entity. The Company (or one of the Subsidiaries) is the legal and beneficial owner of all issued and outstanding equity securities of each Group Company (except to the extent of any beneficial interest of a Seller in the outstanding equity securities of a Group Company arising solely by virtue of such Seller’s ownership of Company Shares and/or Company Options).

(b) All of the issued and outstanding shares of each Group Company (other than the Company) are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. All shares of each Group Company (other than the Company) that are held or owned by either the Company or any other Group Company are held or owned free and clear of any restrictions on transfer (other than restrictions under applicable securities Laws), claims, Liens, options, warrants, rights, contracts, calls, commitments, equities and demands. There are no outstanding and/or authorized options, warrants, rights, agreements or commitments to which the Company or any other Group Company is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any shares of any Group Company (other than the Company). There are no voting trusts, proxies or other agreements or understandings with respect to the voting of any shares of any Group Company (other than the Company).

(c) The Company does not own or control directly or indirectly or have any direct or indirect equity participation or similar interest in, or any obligation to provide funding to, any corporation, partnership, limited liability company, joint venture, trust or other business association or entity that is not a Subsidiary.

3.4 Authority; No Conflict; Required Filings and Consents.

(a) Each Group Company has all requisite power and authority (corporate and other) to execute and deliver this Agreement and the other agreements contemplated hereby to which such Group Company is or will be a party and to perform its obligations hereunder and thereunder. The execution and delivery by each Group Company of this Agreement and each other Transaction Document to which such Group Company is or will be a party has been, and the performance by each Group Company of this Agreement and the consummation by each Group Company of the transactions contemplated hereby and thereby have been, duly and validly authorized by all necessary corporate and other action on the part of the Group Companies and the Sellers. This Agreement has been, and each other Transaction Document to which such Group Company is a party has been or will be as of the Closing Date, duly and validly executed and delivered by each Group Company and constitutes or will constitute a valid and binding obligation of each Group Company, enforceable against it in accordance with its terms except as may be limited by the following (collectively, the “Enforceability Exceptions”): (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, or (ii) Laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) Subject to compliance with the HSR Act, neither the execution and delivery by any Group Company of this Agreement or any other Transaction Document to which it is a party, nor the performance by any Group Company of its obligations hereunder or thereunder, nor the consummation by any Group Company of the transactions contemplated hereby or thereby, will (i) require on the part of any Group Company any notice to or filing with, or any Permit of, any Governmental Entity, except for any filings and notices required by applicable securities Laws or any filing for which the Buyer is responsible; (ii) conflict with or violate any provision of the Organizational Documents of any Group Company, each as amended or restated to date, (iii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Material Contract, Permit or Lien to which any Group Company is a party, (iv) result in the imposition of any Lien (other than a Permitted Lien) upon any assets of any Group Company or (v) violate any Order or Law applicable to any Group Company or any of its Properties or assets, except in the case of foregoing clauses (i), (iii) and (vi) for such conflicts, breaches, defaults, accelerations, terminations, modifications, cancellations, requirements, Liens or violations that, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in the loss of any material rights or obligations, or the creation of any material liability or obligation, on the part of any Group Company.

(c) Except as set forth in Section 3.4(c) of the Disclosure Schedule, and subject to compliance with the HSR Act, no Permit or Order of, or declaration, notice or filing with, any Governmental Entity is required by or with respect to any Group Company in connection with the execution and delivery of this Agreement by any Group Company or the consummation by each Group Company of the transactions contemplated by the Transaction Documents save for any filing for which the Buyer is responsible.

3.5 Solvency.

(a) No Order has been made and no resolution has been passed for the winding up of any Group Company or for a provisional liquidator or manager to be appointed in respect of any Group Company and no petition has been presented and no meeting has been convened for the purpose of considering the winding up of any Group Company.

(b) No administration Order has been made and no petition for such an Order has been presented in respect of any Group Company.

(c) No receiver, administrator or manager (which expression shall include an administrative receiver) has been appointed in respect of all or any of the assets of any Group Company, nor has any power of sale or power to appoint a receiver, administrator or manager under the terms of any mortgage, charge or other security in respect of all or any assets of the Company become exercisable.

(d) No Group Company is or has admitted itself to be insolvent or unable to pay its debts as they fall due, nor has it failed to pay its debts when due (otherwise than by reason of a bona fide dispute as to their amount or enforceability), nor is any Group Company unable to pay its debts within the meaning of s.123 UK Insolvency Act 1986.

(e) No statutory demand has been served on any Group Company which has not been paid in full or been withdrawn.

(f) No Group Company has been a party to any transaction at an undervalue as defined in s.238 UK Insolvency Act 1986 nor has it given or received any preference as defined in s.239 UK Insolvency Act 1986, in either case within the period of two years ending on the date of this Agreement, nor has any Group Company at any time been party to any transaction defrauding creditors as defined in s.423 UK Insolvency Act 1986.

(g) No creditor of any Group Company is currently taking steps to enforce any debt or other sum owed by the Company, whether by Legal Proceedings, the exercise of a Lien, power of distraint, or by the process of commercial rent arrears recovery, sequestration, recovery of possession or otherwise (where such debt or sum remains unpaid).

(h) No unsatisfied judgment is outstanding against any Group Company.

(i) No Group Company has suspended or ceased or threatened to suspend or cease to carry on all or a material part of its Business.

(j) No event analogous to any of the foregoing has occurred in or outside England.

3.6 Financial Statements.

(a) The Company has made available to the Buyer (i) drafts of the Company Financial Statements described in clauses (a)(i), (b)(i) and (c)(i) of the definition thereof (the “Draft Company Financial Statements”) and (ii) the Company Financial Statements described in clauses (a)(ii), (b)(ii) and (c)(ii) of the definition thereof. As promptly as reasonably practicable following the date of this Agreement (and, in any event, no later than ten (10) Business Days after the date of this Agreement), the Company will deliver the Company Financial Statements that will (i) comply as to form with all applicable accounting requirements and Law, and (ii) have been prepared in accordance with the Accounting Standards applied on a consistent basis throughout the periods covered thereby; provided, however, that the Company Financial Statements referred to in clauses (a) and (c) of the definition of such term are subject to normal recurring year-end adjustments (which, individually and in the aggregate, will not be material) and do not include footnotes.

(b) Each of the Company Financial Statements gives, when delivered, a true and fair view, in all material respects, of the consolidated assets, liabilities, Business, financial condition, results of operations and cash flows of each of the Group Companies as of the date thereof and for the period referred to therein, and is consistent with the books and records of each of the Group Companies.

(c) Each Group Company maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of such Group Company and to maintain accountability for such Group Company’s assets, (iii) access to assets of such Group Company is permitted only in accordance with management’s authorization, and (iv) the reporting of assets of such Group Company is compared with existing assets at regular intervals.

(d) Each Group Company maintains disclosure controls and procedures that provide reasonable assurances that all material information concerning such Group Company is made known on a timely basis to the individuals responsible for the preparation of the Company’s financial statements.

3.7 Absence of Certain Changes. Since (i) December 31, 2019 until the date of this Agreement, there has occurred no Change that, individually or in the aggregate, has had, or could reasonably be expected to result in, a Company Material Adverse Effect and each Group Company has conducted its Business in the Ordinary Course of Business and (ii) September 30, 2020, no Group Company has taken any of the actions set forth in clauses (c) through (g), (i), (l), (n) through (q) and (r) (solely to the extent of the immediately foregoing clause (ii)) of Section 5.1.

3.8 Undisclosed Liabilities. No Group Company has any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated and whether due or to become due), except for (a) liabilities shown on the Most Recent Balance Sheet, a copy of which is attached to Section 3.8 of the Disclosure Schedule, (b) liabilities of a type that are required by GAAP to be reflected on a balance sheet that have arisen since the Most Recent Balance Sheet Date in the Ordinary Course of Business (c) liabilities and obligations incurred in connection with this Agreement or the other Transaction Documents and the transactions contemplated hereby and thereby, (d) contractual and other liabilities incurred in the Ordinary Course of Business that are not required by GAAP to be reflected on a balance sheet (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Law), and (e) other liabilities that would not, in individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Effective as of the Closing, any notice of redemption delivered by any holder of Company Shares (including the redemption notice from NBGE AIV BT, L.P. dated as of April 28, 2020) has been revoked and no Group Company has any liability or obligation thereunder or arising therefrom.

3.9 Books, Records and Filings.

(a) The minute books of each Group Company contain, in all material respects, complete and accurate records of all actions taken at any meetings of such Group Company’s equity holders or board of directors or any committee thereof and of all written consents executed in lieu of the holding of any such meeting. The books of account and records of each Group Company accurately reflect in all material respects the assets, liabilities, business, financial condition and results of operations of such Group Company and have been maintained in accordance with the Accounting Standards. The statutory books, registers and other records of each Group Company are up-to-date and maintained in accordance with all applicable Law, in each case, in all material respects.

(b) Section 3.9 of the Disclosure Schedule contains a list of all bank accounts and safe deposit boxes of each Group Company and the names of persons having signature authority with respect thereto or access thereto.

(c) All material returns, particulars, resolutions and other documents required to be delivered on behalf of any Group Company to the Registrar of Companies or equivalent authority in any other jurisdiction in which the Group Companies operate have been properly made and delivered and were when so made and delivered accurate and complete in all material respects.

(d) The copy of the articles of association of the Company set forth in Section 3.9(d) of the Disclosure Schedule is a true, accurate and complete copy of the Company Articles of Association and sets out in full the rights and restrictions attaching to each class of the Company’s share capital.

3.10 Tax Matters.

(a) Each of the Group Companies has properly filed on a timely basis all income, corporation or other material Tax Returns that it was required to file, and all such Tax Returns (including any claims for R&D Credits) are true, correct and complete in all material respects and were prepared in compliance with all applicable Laws. Within the last five (5) years, each Group Company has paid all Taxes, whether or not shown on any Tax Return, that were due and payable. The unpaid Taxes of each Group Company (i) for Tax periods through the date of the Most Recent Balance Sheet do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Balance Sheet and (ii) for Tax periods through the Closing Date, will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the Accounting Standards. All unpaid Taxes of each Group Company for all Tax periods commencing after the date of the Most Recent Balance Sheet arose in the Ordinary Course of Business or in connection with the transactions contemplated by this Agreement.

(b) Section 3.10(b) of the Disclosure Schedule sets out material particulars of any agreement or arrangement between any of the Group Companies and a Governmental Entity pursuant to which a Group Company is authorized not to comply with a requirement which, but for such agreement or arrangement, would be its statutory obligation (aside from any extra-statutory concessions that any Governmental Entity has made public and which are generally available), and no Group Company has taken any action which has had the result of altering, prejudicing or in any way disturbing any arrangement or agreement which it has previously had with a Governmental Entity relating to Tax. Any transaction by any Group Company for which any clearance, approval or consent (a “Clearance”) from a Tax Authority was required or sought was carried out only after such Clearance was obtained, in accordance with the terms of such Clearance and as described in the application for the Clearance. Each application upon which a Clearance was based disclosed all facts and circumstances which would reasonably have affected the decision of the relevant Tax Authority to grant the Clearance and no facts or circumstances have since arisen to render any Clearance ineffective or invalid.

(c) All Taxes that any Group Company is or was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, and each Group Company has complied in all material respects with all information reporting and backup withholding requirements, including the maintenance of required records with respect thereto, in connection with amounts paid to any Company Employee, independent contractor, creditor, or other third party. Each UK resident holder of a Company Option has made an election or entered into an agreement to pay the employer National Insurance which will arise in respect of their Company Options. A valid election under section 431(1) ITEPA has been made in respect of all restricted securities and restricted interests in securities (in each case as defined in Chapter 2 Part 7 of ITEPA) in relation to which a Group Company is the employer of a Company Employee who is either resident in the United Kingdom, or performs duties in the United Kingdom and all such elections are in the relevant Group Company’s possession or control. To the Knowledge of the Companies, no relevant steps (within the meaning of Part 7A ITEPA) have been taken by an employee benefit trust or any other third party for the benefit of a Company Employee (or any person connected with such Company Employee) to which an income tax charge has or may apply pursuant to the provisions of Part 7A ITEPA and no Group Company has become liable to Tax as a result of any loan or quasi-loan (each as defined in Schedule 11 to the Finance (No. 2) Act 2017) that was outstanding as at April 5, 2019.

(d) No distribution within section 1064 of the Corporation Tax Act 2010 (Certain expenses of close companies treated as distributions) has been made by any Group Company, and no such distribution or agreement to make such distribution has been or will be made prior to the Closing Date.

(e) No Group Company has made or agreed to make a loan or advance (or been treated as making a loan or advance) in circumstances where sections 455, 459 or 460 of the Corporation Tax Act 2010 (charge to tax in case of loan to participator) applied (or would apply, if the loan or advance were made), including (without limitation) where one of those sections applied but the tax has not yet become due.

(f) No Group Company holds, or has held, shares in a company which has made any transfer referred to in section 125 TCGA (Shares in close company transferring assets at an undervalue).

(g) No Group Company has a direct or indirect interest in shares in a company which is not resident in the United Kingdom and which would be a close company if it were resident in the United Kingdom in circumstances such that a chargeable gain accruing to the company not resident in the United Kingdom could be apportioned to the Company pursuant to section 3 TCGA.

(h) Section 3.10(h) of the Disclosure Schedule provides details of all claims made under Chapter I or Chapter II of Part V TCGA in relation to assets held by Group Companies, including the amounts of any such claims.

(i) No Group Company is or has ever been a member of a group for any United Kingdom Tax purpose with any company other than the other Group Companies. No Group Company is or has ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns. No Group Company (i)

has any liability under Treasury Regulation Section 1.1502-6 (or any comparable or similar provision of federal, state, local or other applicable Tax Law), as a transferee or successor, pursuant to any contractual obligation (other than a contractual obligation entered into in the Ordinary Course of Business and not principally related to Tax), or otherwise for any Taxes of any Person other than such Group Company, or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement (other than a contractual obligation entered into in the Ordinary Course of Business and not principally related to Tax).

(j) Each Group Company has made available to the Buyer (i) complete and correct copies of all income, corporation Tax and other material Tax Returns of such Group Company relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, gain recognition agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of such Group Company relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (iii) complete and correct copies of all material agreements, rulings, settlements or other Tax documents with or from any Governmental Entity relating to Tax incentives of such Group Company.

(k) No examination, audit, enquiry, dispute, investigation or other action of or relating to any Tax Return of any Group Company by any Tax Authority is currently in progress or, to the Knowledge of the Companies, threatened or contemplated. No deficiencies for Taxes of any Group Company have been claimed, proposed or assessed, in each case, in writing, or to the Knowledge of the Companies, otherwise, by any Tax Authority. No Group Company has been informed in writing or to the Knowledge of the Companies, otherwise by any jurisdiction in which such Group Company does not file a Tax Return that the jurisdiction believes that such Group Company was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. No Group Company has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, other than automatic extensions granted in the ordinary course, or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.

(l) No Group Company has made any payment, is obligated to make any payment, or is a party to any Contract that could obligate it to make any payment that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).

(m) No Group Company will be required to include any material item of income in taxable income for any period (or portion thereof) ending after the Closing Date that is attributable to income economically realized in any period (or portion thereof) ending on or before the Closing Date or has claimed in a period (or portion thereof) ending on or before the Closing Date a material item of deduction economically attributable to any period (or portion thereof) ending after the Closing Date, as a result of any (A) adjustments as a result of any change in method of accounting on or prior to the Closing Date under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding state, local or non-U.S. Tax Law), (B) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed prior to the Closing, (C) installment sale or open transaction disposition made prior to the Closing other than in the Ordinary Course of Business, (D) prepaid amount or deferred revenue received prior to the Closing other than in the Ordinary Course of Business, or (E) any election made pursuant to Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) prior to the Closing.

(n) No Group Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(o) No Group Company has distributed to its equity holders shares, stock or securities of a controlled corporation, nor has shares, stock or securities of such Group Company been distributed, in a transaction to which Section 355 of the Code applies (i) in the two (2) years prior to the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(p) There are no Liens or other encumbrances with respect to Taxes upon any of the assets of any Group Company, other than with respect to Taxes not yet due and payable.

(q) No Group Company is resident for Tax purposes in a country other than its jurisdiction of incorporation or subject to Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or other place of business in that country.

(r) No Group Company has ever been a party to a transaction or Contract that is in conflict with the Tax rules on transfer pricing in any relevant jurisdiction. Each Group Company has maintained documentation (including any applicable transfer pricing studies) in accordance with the Tax rules on transfer pricing in any relevant jurisdiction.

(s) No Group Company (i) is a party to any joint venture, partnership, or other arrangement that is treated as a partnership for Tax purposes, or (ii) has made an entity classification (“check-the-box”) election under Section 7701 of the Code (or any similar provision of state, local or non-U.S. Law).

(t) No Group Company has engaged in a “reportable transaction” as set forth in Treasury Regulation section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulation section 301.6111-2(b)(2) or any analogous provision of state, local or non-U.S. Law.

(u) Each Group Company that is required to be registered for the purposes of VAT (a “VATable Group Company”) is so registered and such registration is not subject to any conditions. Each VATable Group Company has complied in all material respects with all its legal obligations relating to VAT including maintaining and retaining complete, accurate and up-to-date records, invoices and documents appropriate or required for the purposes of applicable VAT legislation, and each VATable Group Company has filed all material Tax Returns and made all payments of VAT on a timely basis. Each VATable Group Company obtains credit for all input tax paid or suffered by it.

(v) No Group Company has engaged in, or been a party to, a scheme or arrangement of which the main purpose, or one of the main purposes, was the avoidance of Tax or the obtaining of a Tax advantage. No Group Company has taken part in any arrangements in respect of which any disclosure was made (or required) or any information was provided (or required to be provided) in compliance with Part 7 UK Finance Act 2004, schedule 11A VATA, schedule 17A UK Finance Act (Np.2) Act 2017 or the International Tax Enforcement (Disclosable Amendments) Regulations 2020 (or any regulations made under any of the foregoing) or any similar legislation in any jurisdiction outside the United Kingdom. No Group Company has committed an offence under section 45(1) or section 46(1) of the UK Criminal Finances Act 2017 (the “CFA”) and each Group Company has implemented such prevention procedures (as defined in sections 45(3) and 46(4) of the CFA) as are proportionate to its business risk.

(w) All documents to which a Group Company is a party and under which any Group Company has any rights or that form part of a Group Company’s title to any asset have been duly stamped and any applicable stamp or any other transfer, registration or documentary Tax or duty in respect of such documents has been paid. No documents that are outside the United Kingdom and have yet to be brought into the United Kingdom would attract stamp duty if they were brought into the United Kingdom. No Group Company has undertaken to re-present for stamping any document that has been provisionally stamped.

(x) No Group Company has (a) made any transfer of value within sections 94 and 202 IHTA, (b) received any value such that a liability may arise under section 199 IHTA, nor (c) been a party to associated operations in relation to a transfer of value as defined by section 268 IHTA. No shares in or assets of any Group Company are subject to any charge or subject to a power of sale, charge or mortgage pursuant to section 212 IHTA or any similar provision in any jurisdiction outside the UK and there are no circumstances that might lead to such a charge or power of sale, charge or mortgage arising.

(y) No Group Company has ever participated in an international boycott as defined in Section 999 of the Code.

(z) No Group Company has applied for or availed itself of any government grants, Tax holidays, loans, or any Tax benefits or other relief related to COVID-19, including (i) any loan pursuant to the Paycheck Protection Program in Section 1102 and Section 1106 of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), (ii) any relief pursuant to Sections 2301 or 2302 of the CARES Act, (iii) any deferral of VAT or other UK Tax payments related to COVID-19, or (iv) any loan or funds from similar applicable Laws enacted by a Governmental Entity in any state, local, or non-U.S. jurisdictions in response to COVID-19.

3.11 Assets. Except as reflected in the Company Financial Statements, each Group Company is the true and lawful owner of, and has good and valid title to, all of the assets (tangible or intangible) owned or purported to be owned by such Group Company, free and clear of all Liens (except Permitted Liens). The assets, rights and Properties owned by the Group Companies are sufficient for the conduct of the Business as presently conducted. Each material tangible asset of any Group Company is, to the Knowledge of the Company, free from defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

3.12 Owned and Leased Real Property.

(a) No Group Company owns, or has ever owned, any real property.

(b) Section 3.12(b) of the Disclosure Schedule correctly sets out a complete list of all of the Properties leased by the Group Company and in respect of any Leases lists the expiration date of such Lease, the current landlord and tenant, the premises leased. The Group Companies have made available to the Buyer complete and accurate copies of the Leases. Section 3.12(b) of the Disclosure Schedule fully and correctly sets out a complete list of Leases and all amendments and modifications thereto. No Group Company occupies any space other than pursuant to a Lease. The Group Companies have performed all of their obligations under any termination agreements pursuant to which it has terminated any leases of real property that are no longer in effect and has no continuing liability with respect to such terminated real property leases or otherwise in respect of any real property other than in relation to the Properties set out in Section 3.12(b) of the Disclosure Schedule. With respect to each Lease:

(i) such Lease is legal, valid, binding, enforceable and in full force and effect against the Group Company that is the party thereto, as applicable, and, to the Companies’ Knowledge, against each other party thereto;

(ii) all rent, outgoings and other sums accrued as at the date of this Agreement (including service charges, rates and insurance) have been paid and will be paid in full up to the Closing;

(iii) to the Companies’ Knowledge, no Group Company is in violation of any statutory and local authority requirements and obligations or any Law affecting the Properties, which such violation would be likely to result in material liability to any Group Company and no Group Company is in violation of the permitted uses of the Properties, which such violation would be likely to result in material liability to any Group Company;

(iv) no Group Company or, to the Companies’ Knowledge, any other party, is, in any material respect, in breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the Companies’ Knowledge, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default by such Group Company or, to the Companies’ Knowledge, any other party under such Lease; and no event has occurred that would give rise to a termination right under such Lease;

(v) no Group Company has assigned, transferred, conveyed, mortgaged, subleased, licensed, deeded in trust or encumbered any interest in the leasehold or subleasehold and nor has any Group Company agreed to do so;

(vi) To the Companies’ Knowledge, the Properties are supplied with utilities and other services adequate for the operation of said Properties by the Group Companies as currently conducted;

(vii) there has been no renunciation of renewal rights by the Group Companies in respect of the Properties, whether contractual or pursuant to Part II of the UK Landlord and Tenant Act 1954;

(viii) to the Knowledge of the Companies, the Properties leased to the Group Companies pursuant to the Leases are in good operating condition and repair in all material respects, normal wear and tear excepted;

(ix) to the Knowledge of the Companies, there are no Liens (other than Permitted Liens), easements, covenants or other restrictions applicable to the real property subject to such Lease which would reasonably be expected to impair the current uses or the occupancy by such Group Company of the property subject thereto;

(x) to the Knowledge of the Companies, no material construction, alteration or other leasehold improvement work performed by or at the request of a Group Company with respect to the Lease remains to be paid for or performed by any Group Company; and

(xi) no Group Company is obligated to pay any leasing or brokerage commission relating to such Lease and will not have any obligation to pay any leasing or brokerage commission upon the renewal or expansion of the Lease.

3.13 Intellectual Property.

(a) Section 3.13(a) of the Disclosure Schedule lists all Company Registrations, in each case enumerating specifically the applicable filing or registration number, title, jurisdiction in which filing was made or from which registration issued, date of filing and issuance, domain name registrar, names of all current applicant(s) and registered owners(s), and all actions that must be taken by any Group Company within ninety (90) calendar days of the date hereof with respect thereto (including any payment of any fees or the filing of any documents), as applicable. All assignments of Company Registrations to any Group Company have been properly executed and recorded. All Company Registrations are valid, subsisting and enforceable, all issuance, renewal, maintenance and other payments that are or have become due with respect thereto have been timely paid by or on behalf of the applicable Group Company, and there are no Liens on any of the Company Registrations. No issuance or registration obtained, and no application filed, by any Group Company in connection with the Company Owned Intellectual Property has been cancelled, abandoned, allowed to lapse or not renewed, except where the Company has in its reasonable business judgment decided to cancel, abandon, allow to lapse or not renew such issuance, registration, or application.

(b) There are no inventorship challenges, derivation, opposition or nullity proceedings, reexaminations (including ex parte reexamination, inter partes reexamination, inter partes review, post grant review or Covered Business Method (CBM) review) or interferences declared, commenced or provoked, or to the Knowledge of the Company, threatened, with respect to any Patent Rights included in the Company Registrations. Each Group Company has complied with its duty of candor and disclosure to the United States Patent and Trademark Office and any other relevant foreign patent or trademark office with respect to all patent and trademark applications filed by or on behalf of such Group Company and has made no material misrepresentation in such applications. The Group Companies have no Knowledge of any information that would preclude any Group Company from having clear title to any Group Company’s Company Registrations or affecting the patentability, validity or enforceability of any Company Registrations.

(c) No Group Company has received any notice alleging that any of the Company Owned Intellectual Property is invalid or may be subject to invalidity proceedings, or otherwise attacking the ownership of the Company Owned Intellectual Property. There is no basis for a claim that any Company Owned Intellectual Property is invalid or unenforceable.

(d) Each item of Company Intellectual Property will be owned or available for use by the Buyer or a subsidiary of the Buyer (including a Group Company) following the Closing on the same terms and conditions as it was immediately prior to the Closing. The Group Companies are the sole and exclusive owners of all right, title and interest in and to all of the Company Owned Intellectual Property, free and clear of any Liens. The Company Intellectual Property constitutes all Intellectual Property necessary (i) to Exploit the Customer Offerings in the manner so done currently, (ii) to Exploit the Internal Systems as they are currently used and (iii) to otherwise conduct the business of the Group Companies in the manner currently conducted.

(e) A true and complete list of all Customer Offerings is set forth in Section 3.13(e)(i) of the Disclosure Schedule, and all Internal Systems that are material to the business of the Company and any of the Subsidiaries are listed and described in Section 3.13(e)(ii) of the Disclosure Schedule.

(f) Each Group Company has taken all reasonable measures to protect the proprietary nature of each item of Company Owned Intellectual Property, and to maintain in confidence all trade secrets and confidential information comprising a part thereof. Except as would not be material to the Group Company, taken as a whole, each Group Company has, during the past three (3) years, complied with all applicable contractual and legal requirements pertaining to information privacy, use and security. During the past three (3) years, no complaint relating to an improper use or disclosure of, or a breach in the security of, any such information has been made or threatened in writing (or, to the Company’s Knowledge, orally) against any Group Company. There has been no: (i) unauthorized disclosure or use of any third party proprietary or confidential information in the possession, custody or control of any Group Company, or (ii) breach of any Group Company’s security procedures wherein confidential information has been disclosed to a third Person.

(g) None of the Customer Offerings or Internal Systems, or the Exploitation thereof by any Group Company, or the Exploitation of any of the Customer Offerings by any manufacturer, reseller, distributor, customer or user thereof, or any past, current or contemplated activity of any Group Company, does or will infringe or violate, or constitute a misappropriation of, or in the past has infringed or violated, or constituted a misappropriation of, any Intellectual Property rights of any third party.

(h) Section 3.13(h) of the Disclosure Schedule lists any complaint, claim or notice, or threat of any of the foregoing (including any notification that a license under any patent is or may be required by, or is available for license to, any Group Company), received by each Group Company alleging any such infringement, violation or misappropriation, as well as any request or demand for indemnification or defense received by any Group Company with respect to any alleged infringement, violation or misappropriation of any Intellectual Property rights of any third party. Each Group Company has made available to the Buyer copies of all such complaints, claims, notices, requests, demands or threats, as well as any legal opinions, studies, market surveys and analyses relating to any alleged or potential infringement, violation or misappropriation.

(i) To the Companies’ Knowledge, no Person (including any Company Employee or current or former consultant of any Group Company) has infringed, violated or misappropriated, or is currently infringing, violating or misappropriating, any of the Company Owned Intellectual Property. The Company has made available to the Buyer copies of all correspondence, analyses, legal opinions, complaints, claims, notices or threats concerning the infringement, violation or misappropriation of any Company Owned Intellectual Property.

(j) Section 3.13(j) of the Disclosure Schedule identifies each license, covenant or other Contract pursuant to which any Group Company has assigned, transferred, licensed, distributed or otherwise granted any right or access to any Person, or covenanted not to assert any right, with respect to any past, existing or future Company Owned Intellectual Property (“Outlicenses”), excluding (A) non-disclosure Contracts entered into in the Ordinary Course of Business not containing any express license grants or providing for any assignment of Intellectual Property; (B) agreements with customers of the Group Companies or users of the Customer Offerings entered into in the Ordinary Course of Business pursuant to which no licenses or rights are granted with respect to Company Owned Intellectual Property other than term-limited, non-exclusive rights to use Company Offerings; and (C) Contracts with vendors and suppliers entered into the Ordinary Course of Business pursuant to which no licenses or rights are granted with respect to Company Owned Intellectual Property other than non-exclusive licenses from the Company to feedback or Trademarks that are ancillary to primary purpose of the Contract. The Company has made available to Buyer copies of all Outlicenses that are material to the business of the Company and any of its Subsidiaries. No Group Company is a member of or party to, and no Company Owned Intellectual Property is subject to any bylaw, rule, policy, commitment or agreement relating to, any patent pool, standards-setting body, trade association or other similar organization.

(k) Section 3.13(k) of the Disclosure Schedule identifies (i) each Contract pursuant to which the applicable Group Company or Group Companies Exploit Company Licensed Intellectual Property (“Inlicenses”) (excluding (A) commercially-available, off-the-shelf technology (including Software and technology offered on a SaaS, PaaS, IaaS or similar basis) that are licensed by such Group Company pursuant to “shrink wrap” licenses and are not material to the business of the Company and any of its Subsidiaries; (B) licenses for Open Source Materials;

(C) non-disclosure Contracts entered into in the Ordinary Course of Business not containing any express license grants or providing for any assignment of Intellectual Property; and (D) Contracts with customers of the Group Companies or users of the Customer Offerings entered into in the Ordinary Course of Business pursuant to which no licenses or rights are granted with respect to Company Licensed Intellectual Property other than inbound licenses to feedback or Trademarks that are ancillary to the primary purpose of the Contract; and (ii) each Contract or assignment pursuant to which any Group Company has obtained any joint or sole ownership interest in or to each item of Company Owned Intellectual Property (excluding contracts with employees or contractors for the assignment of Intellectual Property entered into in the Ordinary Course of Business in one of the standard form agreements made available to the Buyer). The Company has made available copies of all Inlicenses that are material to the business of the Company and any of its Subsidiaries. There is a valid and subsisting Contract in writing for each item of Company Licensed Intellectual Property and no Group Company is in breach of, and there are no circumstances which to the Companies’ Knowledge are likely to give rise to a breach of, such Contracts. No Person that has licensed or provided Company Licensed Intellectual Property to any Group Company has retained or obtained sole ownership of, or an exclusive license to, any Intellectual Property rights in any improvements or derivative works that are made in whole or in party by any Group Company.

(l) No Group Company has licensed, distributed or disclosed, and knows of no distribution or disclosure by others (including any Company Employee or any current or former contractor of any Group Company) of, the Company Source Code to any Person, and no Group Company has any duty or obligation (whether present, contingent or otherwise) to license, deliver or disclose any Company Source Code to any Person. The Group Companies have possession or control of the Company Source Code and have taken all reasonable physical and electronic security measures to prevent disclosure of such Company Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, nor will the consummation of the transactions contemplated hereby, result in the licensing, disclosure or release of such Company Source Code to any third party.

(m) All Software and Documentation that is Company Owned Intellectual Property has been designed, authored, tested and debugged by regular Company Employees within the scope of their employment or by independent contractors of the Group Companies who have executed valid and binding Contracts expressly assigning all right, title and interest in such copyrightable materials to the applicable Group Company, waiving their non-assignable rights (including moral rights) in favor of such Group Company and its permitted assigns and licensees, and have no residual claim to such materials.

(n) Each Company Employee and each current or former independent contractor of each Group Company has executed a valid, binding and enforceable written agreement in one of the standard form agreements made available to the Buyer that include provisions expressly assigning to such Group Company all right, title and interest in any Intellectual Property invented, created, developed, authored, conceived or reduced to practice during the term of such Company Employee’s employment or such independent contractor’s work for such Group Company, and all Intellectual Property rights therein, and has waived all moral rights therein, in each case to the maximum extent legally permissible. No Company Employees or current or former independent contractors have violated any such agreements, and each Group Company uses commercially reasonable efforts to prevent any such violation.

(o) No Company Employee or current or former independent contractor of any Group Company is entitled to, or has claimed any payment in respect of, any of the Company Intellectual Property.

(p) The Customer Offerings are free from defects in design, workmanship and materials and conform to the written Documentation and specifications therefor. The Customer Offerings and Internal Systems do not contain any disabling device, virus, worm, back door, Trojan horse or other disruptive or malicious code that may or are intended to impair their intended performance or otherwise permit unauthorized access to, hamper, delete or damage any computer system, software, network or data. No Group Company has received any warranty claims, contractual terminations or requests for settlement or refund due to the failure of the Customer Offerings to meet their specifications or otherwise to satisfy end user needs or for harm or damage to any third party. The Internal Systems are adequate in all material respects for the current and contemplated conduct of the businesses of the Group Companies.

(q) The Group Companies have commercially reasonable disaster recovery and security plans, procedures and facilities for the business of the Group Companies that are consistent with industry standards, and have during the past three (3) years taken reasonable steps to safeguard the Customer Offerings and Internal Systems in their possession or operational control from unauthorized access, disclosure or use by any Person. Without limiting the generality of the foregoing, the Group Companies have during the past three (3) years implemented commercially reasonable security plans that (i) identify internal and external risks to the security of the Group Companies’ confidential information, trade secrets and any Company Data held or used by the Group Companies and (ii) implement, monitor and improve adequate and effective safeguards to control those risks. There are no ongoing material vulnerabilities in the Customer Offerings and/or the Internal Systems within the Group Companies’ possession or otherwise within their operational control which would reasonably be expected to present a significant risk of giving rise to cyber security incidents. In the past six (6) years, except as would not be material to the Group Companies, taken as a whole, there have been no unauthorized intrusions or breaches of the security of the Customer Offerings or Internal Systems.

(r) Section 3.13(r) of the Disclosure Schedule lists all Open Source Materials that are material to the Exploitation of Customer Offerings or Internal Systems and describes whether the Open Source Materials have been modified and/or distributed by the Group Companies.

(s) Each Group Company is in full compliance with all licenses applicable to Open Source Materials used in connection with the Internal Systems and the Customer Offerings and no Group Company utilizes the Open Source Materials in any way as would restrict the ongoing use or operation of the business of any Group Company as it currently operates.

(t) Except as set forth in Section 3.13(t) of the Disclosure Schedule, neither the Company nor any Subsidiary has (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Customer Offerings; (ii) distributed Open Source Materials in conjunction with any other software developed or distributed by the Company or any Subsidiary; or (iii) used Open Source Materials that create, or purport to create, obligations for the Company or any Subsidiary with respect to the Customer Offerings or grant, or purport to grant, to any third party, any rights or immunities under Intellectual Property rights (including using any Open Source Materials that require, as a condition of Exploitation of such Open Source Materials, that other Software incorporated into, derived from or distributed with such Open Source Materials be (w) made available, disclosed or distributed in source code form, (x) licensed for the purpose of making derivative works, (y) redistributable at no charge or minimal charge, or (z) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind).

(u) No Group Company has either sought, applied for or received any support, funding, resources or assistance from any federal, state, local or foreign governmental or quasi-governmental agency or funding source in connection with the Exploitation of the Customer Offerings, the Internal Systems or any facilities or equipment used in connection therewith. No university or Governmental Entity has sponsored any research or development conducted by any Group Company, or has any claim of right or ownership of or Lien on any Company Owned Intellectual Property or any Company Licensed Intellectual Property.

(v) Neither the negotiation, execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby, will result in (i) breach of or default under any Contract governing, or impairment of the rights of any Group Company or the Buyer in or to, any material Company Intellectual Property licensed to any Group Company by a third party, (ii) an impairment of the rights of any Group Company or the Buyer in or to any Company Owned Intellectual Property or portion thereof, (iii) the grant or transfer to any third party of any new license or other interest under, the abandonment, assignment to any third party, or modification or loss of any right with respect to, or the creation of any Lien on, any Company Owned Intellectual Property, or (iv) any of the Group Companies, the Buyer or any of their respective Affiliates being obligated to pay any penalty or new or increased royalty or fee to any Person under any Contract governing any Company Intellectual Property.

(w) All material computer systems, communications systems, Software and hardware used by any Group Company are either owned by a Group Company or held by a Group Company on license. The licenses applicable to all Company Licensed Intellectual Property used by the Group Companies authorize the Group Companies to use all Company Licensed Intellectual Property in which they are in fact used in connection with their businesses currently.

(x) The Group Companies and all Persons performing communication services for the Group Companies have at all times in the prior five (5) years complied in all material respects with, as applicable, the federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Electronic Commerce (EC Directive) Regulations 2002 (SI 2002/2013), state anti-spam Laws, and all other Laws governing marketing, promotion, email harvesting, and the transmission of unsolicited communications.

(y) All Social Media Accounts are held in the name of a Group Company, and not in the name of any Company Employee or contractor. The Group Companies are in possession of all usernames and passwords for all Social Media Accounts, and no former employee or contractor of any Group Company has the password to any Social Media Account. All use of the Social Media Accounts complies with and has complied during the prior five (5) years in all material respects with all applicable Laws and all applicable terms of use, terms of service and other agreements applicable to such Social Media Accounts.

3.14 Contracts.

(a) Section 3.14(a) of the Disclosure Schedule lists the following Contracts (each a “Material Contract”) to which any of the Group Companies is a party:

(i) Except for Employee Benefit Plans, any Contract (or group of related Contracts) for the lease of personal property from or to third parties involving payments by any Group Company in excess of $150,000 annually;

(ii) any Contract (or group of related Contracts), in which any Group Company has granted “most favored nation” pricing or has agreed to purchase a minimum quantity of goods or services or has agreed to purchase goods or services exclusively from a certain party;

(iii) any Contract with a Significant Customer (other than a Significant Customer that is not one of the top 20 customers or clients by revenue of the Group Companies during the last full fiscal year and the interim period through the Most Recent Balance Sheet Date) relating to the sale or license of the Customer Offerings (other than purchase orders and similar confirmatory documents or other ancillary agreements not specific to the sale or license of the Group Companies’ products);

(iv) any Contract with a Significant Supplier relating to the supply of goods and services to the Company (and not including ancillary agreements not specific to the supply of goods or services to the Company);

(v) any Contract providing for any royalty, milestone or similar payments by any Group Company;

(vi) any Contract concerning the establishment or operation of a partnership, joint venture or limited liability company;

(vii) any Contract (or group of related Contracts) under which any Group Company has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness (including capitalized lease obligations) or under which it has imposed (or may impose) a Lien on any of its assets, tangible or intangible;

(viii) any Contract for the disposition of any material portion of the assets or business of any of the Group Companies or any Contract for the acquisition of any material assets or business of any other Person (other than purchases of supplies in the Ordinary Course of Business);

(ix) any Contract in which any Group Company is bound by noncompetition obligations (other than Leases of Properties);

(x) any consulting Contract that provides annual compensation in excess of $350,000 or event based compensation in excess of $350,000 or any employment agreement, other Contract, or other Employee Benefit Plan that includes provisions for the payment of severance, change in control, or retention agreement that grants any retention, change of control, severance or termination pay or benefits, other than severance or termination pay or benefits not exceeding statutory severance or notice obligations applicable in the relevant jurisdiction;

(xi) any settlement agreement or settlement-related agreement (including any agreement in connection with which any employment-related claim is settled) that has any outstanding payment or other material obligation by the Company;

(xii) any Contract, other than Employee Benefit Plans, involving any current or former officer, director or equity holder of any Group Company or any Affiliate thereof (other than employment agreements);

(xiii) any Contract, other than Leases of Properties, under which the consequences of a default or termination would reasonably be expected to have a Company Material Adverse Effect;

(xiv) any agency, distributor, sales representative, franchise or similar Contracts to which any Group Company is a party or by which any Group Company;

(xv) any Contract which contains any provisions requiring any Group Company to indemnify any other party (excluding indemnities contained in Leases of Properties or in Contracts for the purchase, sale or license of products, services or supplies entered into in the Ordinary Course of Business);

(xvi) any Contract that could reasonably be expected to have the effect of prohibiting or impairing the conduct of the business of any Group Company or the Buyer or any of its Affiliates as currently conducted and as currently proposed to be conducted;

(xvii) any Contract listed or required to be listed in Section 3.13(i) of the Disclosure Schedule;

(xviii) any Contract or assignment listed or required to be listed in Section 3.13(j) of the Disclosure Schedule;

(xix) any Contract with any Governmental Entity or any subcontract with a higher-tier government contractor; and

(xx) any other Contract (or group of related Contracts) either involving more than $150,000 or not entered into in the Ordinary Course of Business, other than (A) Leases of Properties and (B) Employee Benefit Plans.

(b) The Group Companies have made available to the Buyer a complete and accurate copy of each Material Contract (as amended to date). With respect to each Material Contract: (i) the Material Contract is legal, valid, binding and, subject to the Enforceability Exceptions, enforceable and in full force and effect against the applicable Group Company that is the party thereto, as applicable, and, to the Companies’ Knowledge, against each other party thereto; and (ii) except as set forth in Section 3.14(b) of the Disclosure Schedule, neither the applicable Group Company nor, to the Knowledge of the Companies, any other party, is, in any material respect, in breach or violation of, or default under, any such Material Contract, and no event has occurred, is pending or, to the Knowledge of the Companies, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default by such Group Company or, to the Knowledge of the Companies, any other party under such Material Contract. Each Material Contract will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

3.15 Litigation. There is no material Legal Proceeding pending or, to the Companies’ Knowledge, threatened with respect to, against or affecting any Group Company or any officer, director or employee, of any Group Company in its, his or her capacity as such or with respect to any Group Company, or seeking to prevent or delay the transactions contemplated hereby, and no written (or, to the Companies’ Knowledge, other) notice of any Legal Proceeding involving any Group Company, whether pending or threatened, has been received by any Group Company. There are no material Orders against any Group Company. There is no material Legal Proceeding by any Group Company pending, or which any Group Company has commenced preparations to initiate, against any other Person.

3.16 Environmental Matters.

(a) Each Group Company has complied with all applicable Environmental Laws. There is no pending or, to the Knowledge of the Companies, threatened Legal Proceeding relating to any Environmental Law involving any Group Company.

(b) No Group Company has any liabilities or obligations arising from the release or threatened release of any Materials of Environmental Concern into the environment.

(c) No Group Company is a party to or bound by any Order or Contract between such Group Company and any Governmental Entity entered into in connection with any legal obligation or liability arising under any Environmental Law.

(d) Set forth in Section 3.16(d) of the Disclosure Schedule is a list of all documents (whether in hard copy or electronic form) that contain any environmental reports, investigations and audits relating to premises currently or previously owned or operated by any Group Company (whether conducted by or on behalf of any of the Group Companies or a third party, and whether done at the initiative of any of the Group Companies or directed by a Governmental Entity or other third party) which any Group Company has possession of or access to. A complete and accurate copy of each such document has been made available to the Buyer.

(e) The Group Companies have no Knowledge of any environmental liability relating to any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by any Group Company.

3.17 Labor and Employment.

(a) Section 3.17(a) of the Disclosure Schedule contains a list of all current Company Employees, along with the employing Group Company, position, date of hire, annual rate of compensation (or with respect to Company Employees compensated on an hourly or per diem basis, the hourly or per diem rate of compensation), target annual incentive compensation of each such person and employment status of each such person (including whether the person is on leave of absence and the dates of such leave). Section 3.17(a) of the Disclosure Schedule sets forth all bonuses and commissions earned by any Company Employee through the Closing Date that are expected to be accrued but unpaid as of the Closing Date and the amounts of accrued vacation or paid time off, accrued sick time, and the amount of such liabilities as of the date listed in the Disclosure Schedule, and which the Company will update within five (5) Business Days of the date of this Agreement. Each U.S. Company Employee is retained at-will, save for those Company Employees identified at Section 3.17(a) of the Disclosure Schedule who are all employed pursuant to written contracts of employment terminable on notice, which are the same in all material respects as the template contract of employment, a copy of which has previously been made available to the Buyer. Each Company Employee has entered into the applicable Group Company’s standard form of confidentiality, non-competition and assignment of inventions agreement, a copy of which has previously been delivered to the Buyer. To the Knowledge of the Companies, all of the agreements referenced in the preceding sentence will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing. To the Knowledge of the Companies, no Company Employee or group of Company Employees has served notice of termination on, or has any plans to terminate employment, with the applicable Group Company.

(b) No Group Company has materially breached or violated any (i) applicable Law respecting employment or employment practices, including any such Law respecting terms and conditions of employment, payment of wages and hours of work, terms and conditions of employment, employment or other discrimination, employee classification (for overtime or vacation purposes or as employee versus independent contractor), record keeping, equal pay or pay equity, workers’ compensation, family and medical or other employee leave (including the Families First Coronavirus Response Act), the Immigration Reform and Control Act, the UK Immigration Act 1996, labor relations, disability rights or benefits, privacy, unlawful harassment, retaliation, whistleblowing, wrongful discharge or violation of the personal rights of Company Employees or prospective employees, equal opportunity/affirmative action, plant closure or mass layoff issues, unemployment insurance, and occupational safety and health requirements, (ii) Order with respect to employees, or (iii) employment or other individual service provider agreement. No material disputes, claims, controversies, investigations, inspections, audits or other Legal Proceedings are pending or, to the Knowledge of the Companies, threatened, with respect to such Laws or agreements, either by private Persons or by Governmental Entities. Neither the Company nor any Subsidiary is a party to a conciliation agreement, consent decree or other agreement or Order with any Governmental Entity with respect to employment practices.

(c) Except as set forth in Section 3.17(c) of the Disclosure Schedule, no Group Company has ever been a party to or bound by any collective bargaining agreement, trade union agreement, industry or national labor agreement, works council, staff association, employee representative agreement, or information or consultation agreement, nor has any Group Company experienced any actual or threatened strikes, grievances, industrial action, claims of unfair labor practices or other collective bargaining disputes. No consent of, consultation with, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is required for the Group Companies to enter into this Agreement or to consummate any of the transactions contemplated by this Agreement. No collective bargaining agreement or other similar agreement of any Group Company prohibits or in any way restricts the temporary or permanent suspension or termination of any employee, or the relocation or closing of any office, facility or other operation of such Group Company. The Group Companies have no Knowledge of any organizational effort made or threatened (including the filing of a petition for certification) either currently or within the past two (2) years, by or on behalf of any labor union or works council with respect to Company Employees.

(d) Section 3.17(d) of the Disclosure Schedule contains a list of all consultants and independent contractors currently engaged by any of Group Companies (whether the consultant is engaged individually or through a personal services company), along with the engaging Group Company, position, date of retention and rate of remuneration for each such Person. Each such consultant and independent contractor has entered into the applicable Group Company’s standard form of independent contractor agreement with such Group Company, a copy of which has previously been made available to the Buyer. No current independent contractor has been providing services to any Group Company for a period of six (6) consecutive months or longer. No Group Company has or has had any temporary or leased employees or agency workers.

(e) Each Group Company has made available to the Buyer a true, correct and complete list of all Company Employees working in the United States or the United Kingdom who are not citizens or permanent residents of the United States or the United Kingdom, as applicable, that indicates visa, work authorization, and green card status (as applicable) and the date their work authorization of their working country is scheduled to expire. All other Company Employees employed in the United States or the United Kingdom, as applicable, are citizens or permanent residents of their working country. Section 3.17(e) of the Disclosure Schedule sets forth a true, correct and complete list and description of all expatriate contracts that any Group Company has in effect with any Company Employee and all employment contracts and independent contractor arrangements covering any individuals providing services outside the country in which they are nationals. Each Company Employee working in a country other than one of which such Company Employee is a national has a valid work permit, certificate of sponsorship, visa, or other right under applicable Law that permits him or her to be employed lawfully by the applicable Group Company in the country in which he or she is so employed.

(f) Each Group Company has withheld and paid to the appropriate Governmental Entity or is holding for payment not yet due to such Governmental Entity all material amounts required to be withheld from Company Employees and is not liable for any arrears of wages, Taxes, interest, penalties or other sums for failure to comply with any of the foregoing.

(g) There are no amounts owing to any present or former director or consultant or independent contractor or Company Employee other than remuneration accrued for not more than one applicable payment period pursuant to the terms of such individual’s contract or applicable Law, or for reimbursement of legitimately incurred business expenses and there are no ongoing or expected negotiations in respect of any increase in remuneration or benefits of any Company Employee.

(h) No offers of employment or engagement have been made by any Group Company to prospective officers, employees, consultants or independent contractors that have not been accepted or have been accepted but have not yet commenced.

(i) No charges or complaints are open and pending against any Group Company (or since December 31, 2017 have been settled or closed) with the Equal Employment Opportunity Commission, the Office of Federal Contract Compliance Programs (the “OFCCP”), the Equality and Human Rights Commission or any other Governmental Entity with respect to any employment-related matters or pursuant to internal complaint procedures. No employee of the Group Companies has made, since December 31, 2017, a written complaint of discrimination, harassment, retaliation, or other similar wrongdoing or, to the Knowledge of the Companies, since December 31, 2019, a material oral complaint. There are no, and since January 1, 2019 there have not been any, Legal Proceedings pending or, to the Company’s Knowledge, threatened, against any Group Company, or any internal investigations by any Group Company, in each case, involving allegations of discrimination, harassment, retaliation, or other similar wrongdoing by (A) any member of any Group Company’s management team or (B) any Company Employee in a managerial, supervisory or executive (or any Group Company’s equivalent) position or above, nor have any requests been to conduct any such internal investigations. True, correct and complete information regarding any closed charges or complaints filed since December 31, 2017 with the Equal Employment Opportunity Commission, the OFCCP, or any other Governmental Entity with respect to any employment-related matters (or, with respect to discrimination, retaliation, or similar wrongdoing, pursuant to internal complaint procedures) has been made available to the Buyer.

(j) The Group Companies have made available to Buyer (i) all of each Group Company’s written employee handbooks, employment manuals, employment policies, or affirmative action plans, and (ii) written summaries of all unwritten employment policies, workplace customs and/or practices (including detail of any practice of providing severance payments upon termination of employment for any reason). The Group Companies have made available to Buyer the policy of each Group Company with respect to accrued vacation, paid time off, accrued sick time and earned time off.

(k) No Group Company has caused (i) a plant closing as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting any site of employment or one or more operating units within any site of employment of such Group Company or (ii) a mass layoff as defined in the WARN Act, nor has any Group Company been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law. No employee of any Group Company at a U.S. facility with sufficient numbers of employees to be covered by the WARN Act has suffered an employment loss, as defined in the WARN Act, within the ninety (90) day period ending on the date hereof.

(l) Except as would not be material, no Group Company has any direct liability or obligation with respect to any misclassification of any person as an independent contractor rather than as an employee, with respect to any employee leased from another employer or with respect to any person currently or formerly classified as exempt from overtime and minimum wages.

(m) No Group Company has taken any actions due to the COVID-19 pandemic to furlough or otherwise temporarily lay off employees or temporarily pause the services of individual independent contractors, terminate the employment or engagement of any employee or independent contractor, reduce hours, wages or fees or benefits of employees or individual independent contractors or provided notice of any intent to do the foregoing. Each Group Company has taken reasonable steps to protect employees and independent contractors in the workplace with respect to the COVID-19 pandemic and, to the Knowledge of the Companies, has not otherwise experienced any material employment-related liability due to the COVID-19 pandemic. No Group Company has participated in the UK Coronavirus Job Retention Scheme or any similar scheme.

(n) There is not in force any agreement for any current Company Employee working outside the United States that (i) provides that the transactions contemplated by this Agreement shall entitle such individual to treat such transactions as a breach of any Contract or as good reason under any such Contract for such individual to end the employment relationship or (ii) shall entitle such individual to any payment or benefit whatsoever. Since January 1, 2017, no Group Company has breached or violated any applicable Law concerning employer contributions to any trade union, housing, unemployment, retirement, bonus, pension and welfare funds and all other funds to which an employer is required by non-U.S. Law to contribute that, individually or in the aggregate, has resulted in or would reasonably be expected to result in any material liability or the loss of any material right or benefit with respect to any Group Company. No Company Employee has any right (whether actual or contingent) to pension or other benefits or terms of employment arising as a result of a transfer of their employment to any Group Company under either the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 (as amended), or the UK Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended) or any equivalent legislation in any other jurisdiction.

(o) No Group Company has in the 12 months preceding the date of this Agreement given notice of redundancies to the relevant UK Secretary of State or started consultations with a trade union under Part IV Chapter II UK Trade Union and Labour Relations (Consolidation) Act 1992 or failed to comply with its obligations under Part IV Chapter II of that Act. In the 12 months preceding the date of this agreement no Group Company has been a party to a relevant transfer (as defined in the UK Transfer of Undertakings (Protection of Employment) Regulations 2006), or provided indemnity protection to any third party in relation to any relevant transfer taking place within that timeframe, or failed to comply with an obligation imposed by such Regulations, and no such notice of redundancies and no such relevant transfer is pending or anticipated.

(p) Since the Most Recent Balance Sheet, no payments have been made by any Group Company which are in excess of that person’s entitlements under their terms of employment or appointment, nor is the Company considering making, nor is it obliged to make, any such payments. No Group Company operates and has not operated any custom, policy, practice or arrangement (whether contractual or non-contractual) pursuant to which employees on or by reason of the termination of their employment or loss of office including by reason of redundancy (within the meaning of s.139 UK Employment Rights Act 1996 and/or s.195 UK Trade Union and Labour Relations (Consolidation) Act 1992) are entitled to payments which are in excess of those required to be paid under s.135 UK Employment Rights Act 1996.

3.18 Employee Benefit Plans.

(a) Section 3.18(a) of the Disclosure Schedule contains a complete and accurate list of all Company Plans (including any employee benefit trusts), provided that, (1) only the Company’s forms of employment agreements, offer letters, consulting agreements and similar agreements shall be scheduled, unless such an employment agreement, offer letter, consulting agreement or similar agreement materially deviates from the Company’s form of such agreements; and (2) only the Company’s forms of agreements covering equity awards and share options shall be scheduled, unless such an individual agreement contains any terms and conditions that materially differ from such forms, and (3) only the Company’s forms of consulting Contracts shall be scheduled, unless such a Contract is not terminable without penalty on less than thirty (30) days’ notice. Save for the Company Plans, the Company has no obligations or liabilities (whether current, prospective, contingent or otherwise) to or in respect of a scheme or arrangement for the provision of Relevant Benefits or otherwise to provide Relevant Benefits. Complete and accurate copies of (i) all material Company Plans which have been reduced to writing, together with all amendments thereto, (ii) written summaries of all unwritten material Company Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, (iv) all annual reports and (for all funded plans) all plan financial statements for the last three (3) plan years for each Company Plan, (v) all reports regarding the satisfaction of the nondiscrimination requirements of Sections 410(b), 401(k), and 401(m) of the Code for the past three (3) years, (vi) all disclosures received by the Company with respect to ERISA Section 408(b)(2) or provided by a Company Plan pursuant to ERISA Section 404(a), and (vii) any non-routine written or electronic communications from or to any Governmental Entity with respect to a Company Plan (including any voluntary correction submissions), have been made available to the Buyer. No Company Plan is sponsored, maintained or administered by a professional employer organization (PEO), employee leasing organization or similar agency.

(b) Each Company Plan has been administered in accordance in all material respects with its terms and each Group Company and ERISA Affiliate has met its obligations with respect to each Company Plan and has timely made all required contributions thereto. Each Company Plan and each Group Company and their ERISA Affiliates with respect to each Company Plan are and have been in compliance with the applicable provisions of ERISA and the Code and the regulations thereunder and other applicable Law. All filings and reports as to each Company Plan required to have been submitted to any Governmental Entity have been timely submitted. There is no plan or commitment, whether legally binding or not, to create any additional Company Plans or to modify any existing Company Plans.

(c) Any Company Plan currently or previously maintained or contributed to by any Group Company that is or was intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”) has received a determination, opinion, or advisory letter from the IRS to the effect that such Company Plan is qualified and the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code or is based on prototype or volume submitter documents that have received such letter, no such determination, opinion, or advisory letter has been revoked and revocation has not been threatened, and no such Company Plan has been amended since the date of its most recent determination, opinion, or advisory letter, or application therefor in any respect, and no act or omission has occurred, that would adversely affect its qualification or increase its cost. There has been no termination or partial termination of such a Company Plan. The Company 401(k) Plan has not had any material operational failures since inception that have not been corrected in accordance with applicable guidance. To the extent applicable, each Company Plan that is required to satisfy Section 401(k)(3) or Section 401(m)(2) of the Code has been tested for compliance with, and satisfies the requirements of, Section 401(k)(3) and Section 401(m)(2) of the Code for each plan year ending prior to the Closing Date. Each Company Plan that provides for compliance with Section 404(c) of ERISA or is intended to comply with such provision, has so complied. Each Company Plan has complied with ERISA Section 408(b)(2) (or other applicable exemption) and with ERISA Section 404(a).

(d) Since January 1, 2017, there have been no actual or threatened Legal Proceedings (except claims for benefits payable in the normal operation of the Company Plans and proceedings with respect to qualified domestic relations orders) against or involving any Company Plan or asserting any rights or claims to benefits under any Company Plan that could give rise to any liability, including any complaint to the Pensions Advisory Service or to the Pensions Ombudsman, any complaint or report to or action instigated by the Regulator, and any proceedings under a plan’s internal dispute resolution procedure. No Company Plan is or within the last three (3) calendar years has been the subject of, or has received or provided notice that it is the subject of, examination by a Governmental Entity nor has it been a participant in a government sponsored amnesty, voluntary compliance or similar program.

(e) No Group Company or ERISA Affiliate has ever maintained or contributed to or had any actual or potential liability with respect to an Employee Benefit Plan that was ever subject to Section 412 of the Code or Title IV of ERISA. At no time has any Group Company or any ERISA Affiliate been obligated to contribute or had any actual or potential liability with respect to any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), any “multiple employer plan” described in Section 413(c) of the Code, or any multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA).

(f) No Group Company has been an “associate” of or “connected” with an “employer” (within the meaning of the Pensions Act 2004) of an “occupational pension scheme” which is not a “money purchase scheme” (as such terms are defined in the Pension Schemes Act 1993). No Group Company has itself at any time prior to the date of this Agreement been such an employer, or participated in or had any liability in relation to a defined benefit pension scheme in any jurisdiction.

(g) No employee or officer, and no former employee or officer, of the Company has any right (whether actual or contingent) to Relevant Benefits arising as a result of a transfer of their employment to the Company under either the Transfer of Undertakings (Protection of Employment) Regulations 1981 (as amended), or the Transfer of Undertakings (Protection of Employment) Regulations 2006 (as amended).

(h) With respect to persons taxable in the United States, (i) each Group Company and any arrangement providing compensation to any such person is and has been in material compliance with Section 409A of the Code such that no such person has or has had liability for tax under Section 409A of the Code; (ii) no event has occurred that would be treated by Code Section 409A(b) as a transfer of property for purposes of Code Section 83; and (iii) no stock option or equity unit option granted under any Company Plan has an exercise price that has been or may be less than the fair market value of the underlying stock or equity units (as the case may be) as of the date such option was granted, or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option.

(i) With respect to the Company Plans, there are no benefit obligations for which contributions have not been made or properly accrued and there are no benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with IFRS, on the Company Financial Statements. No Group Company has any liability for benefits (contingent or otherwise) under any Company Plan, except as set forth on the Company Financial Statements. The assets of each Company Plan that is funded are reported at their fair market value on the books and records of such Company Plan. No Company Plan that is funded has assets that include securities issued by any Group Company or any Affiliate or ERISA Affiliate.

(j) All group health plans of the Group Companies and any ERISA Affiliate comply and have complied with the requirements of COBRA, Code Section 5000, the Health Insurance Portability and Accountability Act, the Patient Protection and Affordable Care Act (“PPACA”), and any other comparable domestic or foreign Laws. No Group Company has received any notification from any Governmental Entity concerning potential liability under PPACA. No employee, officer, director or manager, or former employee, officer, director, or manager (or beneficiary of any of the foregoing) of any Group Company is entitled to receive any welfare benefits, including death or medical benefits (whether or not insured) beyond retirement or other termination of employment, other than cash severance (to the extent disclosed) or as required by applicable Law, and there have been no written or oral commitments inconsistent with the foregoing.

(k) No act or omission has occurred and no condition exists with respect to any Company Plan that would subject the Buyer (or an Affiliate thereof), any Group Company, any Affiliate, any ERISA Affiliate or any plan participant to (i) any material fine, penalty, Tax or liability of any kind imposed under applicable Law (except for Taxes due on payments of benefits in the Ordinary Course of Business) or (ii) any contractual indemnification or contribution obligation protecting any fiduciary, insurer or service provider with respect to any Company Plan, nor will the transactions contemplated by this Agreement give rise to any such liability.

(l) Each Company Plan (other than bilateral agreements with individuals) is amendable and terminable unilaterally by the Group Company that is a party thereto or covered thereby at any time without liability or expense to any Group Company or such Company Plan as a result thereof (other than for benefits accrued through the date of termination or amendment and reasonable administrative expenses related thereto) and no Company Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Group Company that is a party thereto or covered thereby from amending or terminating any such Company Plan, or in any way limit such action. The investment vehicles used to fund the Company 401(k) Plan may be changed at any time without incurring a sales charge, surrender fee or other similar expense other than customary charges imposed on transactions within participant-directed accounts.

(m) No Company Plan or Contract covering any one or more individuals contains any provision or is subject to any applicable Law that, in connection with any of the transactions contemplated by this Agreement or upon related, concurrent or subsequent employment termination, or in combination with any other event, would (i) increase, accelerate or vest any compensation or benefit, except as required by Law with respect to the termination of any Company Plan pursuant to Section 6.8, (ii) require severance, termination or retention payments, (iii) provide any term of employment or compensation guaranty, (iv) forgive any Indebtedness, (v) require or provide any payment or compensation subject to Section 280G of the Code (and no such payment or compensation has previously been made), or (vi) promise or provide any Tax gross ups or indemnification. No equity holder, employee, officer or director of any Group Company has been promised or paid any bonus or incentive compensation related to the transactions contemplated hereby.

(n) There are no loans or extensions of credit from any Group Company or any ERISA Affiliate to any employee of or independent contractor to any Group Company.

(o) With respect to each employee benefit plan in the nature of a Company Plan that covers employees outside of the United States (each, a “Foreign Plan”):

(i) all material employer and employee contributions, including without limitation social security contributions, due to each Foreign Plan or to any Governmental Entity required by law or by the terms of such Foreign Plan to have been made have been made in full, or, if applicable, accrued for in accordance with normal accounting practices;

(ii) each Foreign Plan that is funded has no material unfunded liability, and no Foreign Plans are “defined benefit” pension plans (as defined in ERISA, whether or not subject to ERISA);

(iii) each Foreign Plan required to be registered has been registered and has been maintained in all material respects in good standing with applicable regulatory authorities;

(iv) all Relevant Benefits payable in the event of the death in service of an employee or officer are fully insured with a reputable insurance company authorized under the Financial Services and Markets Act 2000 with permission under Part 4A of that Act to effect and carry out contracts of long-term insurance; and

(v) each Foreign Plan is otherwise in material compliance with applicable Law, including compliance with applicable Tax requirements to maintain Tax preferred status and any applicable provisions of the Pensions Act 2008 and laws prohibiting discrimination on the grounds of a protected characteristic (as set out in the Equality Act 2010).

3.19 Compliance with Laws. Each Group Company during the prior three (3) years has conducted, and is conducting, its business and operations in compliance in all material respects with all applicable Laws, including all applicable COVID-19 Measures. No Group Company has received any written (or, to the Companies’ Knowledge, other) notice or other written (or, to the Companies’ Knowledge, other) communication from any Governmental Entity alleging any noncompliance with any applicable Law, including any applicable COVID-19 Measures.

3.20 Unlawful Payments. Each Group Company is and has been in compliance with the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1, et seq., applicable laws passed pursuant to the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions, and all other applicable anti-corruption or bribery Laws in any jurisdiction in which such Group Company has conducted its business (collectively, “Anti-Bribery Laws”). No Group Company has received any written communication from any Governmental Entity that alleges that such Group Company, or any current or former Representatives thereof, is or may be in violation of, or has, or may have, any liability under, any Anti-Bribery Laws, and no such potential violation of Anti-Bribery Laws has been discovered by or brought to the attention of any Group Company. No Group Company has made or anticipates making any disclosures to any Governmental Entity for potential violations of Anti-Bribery Laws. To the Knowledge of the Companies, none of the Group Companies’ current or former Representatives is currently an officer, agent or employee of a Governmental Entity. None of the Group Companies nor any of their current or former officers, directors or employees, or, to the Knowledge of the Companies, agent or other Representative acting on their behalf has directly or indirectly offered, given, reimbursed, paid or promised to pay, or authorized the improper payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment payable to (a) any Person who is an official, officer, agent, employee or representative of any Governmental Entity or of any existing or prospective customer (whether or not owned by a Governmental Entity), (b) any political party or official thereof, (c) any candidate for political or political party office or (d) any other Person affiliated with any such customer, political party or official or political office, in each case while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, reimbursed, paid or promised, directly or indirectly, for purposes not allowable under the Anti-Bribery Laws, to any such official, officer, agent, employee, representative, political party, political party official, candidate, individual, or other Person affiliated with any such customer, political party or official or political office.

3.21 Permits. Each Group Company holds all Permits that are necessary for the conduct of such Group Company’s business, except where the failure to have, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, reasonably be expected to be material to such Group Company. Each such Permit is in full force and effect; the applicable Group Company is in compliance in all material respects with the terms of each such Permit; and, to the Knowledge of the Companies, no suspension or cancellation of such Permit is threatened.

3.22 Insurance. Section 3.22 of the Disclosure Schedule lists each insurance policy (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) covering the assets, business, equipment, properties, operations, employees, officers and managers of any Group Company, or under which any Group Company is a named insured or otherwise the beneficiary of coverage, all of which are in full force and effect. There is no claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all such policies have been paid and each Group Company is otherwise in compliance in all material respects with the terms of such policies. No Group Company has any Knowledge of any threatened termination of, or premium increase with respect to, any such policy.

3.23 Customers and Suppliers. Section 3.23 of the Disclosure Schedule sets forth a list of (a) top 40 customers or clients by revenue of the Group Companies during the last full fiscal year and the interim period through the Most Recent Balance Sheet Date and the amount of revenues accounted for by such customer or client during each such period (“Significant Customers”) and (b) each supplier that is the sole supplier of any product or service to any Group Company and each other supplier that is a top 20 supplier of the Group Companies by expenses during the last full fiscal year and the interim period through the Most Recent Balance Sheet Date and the amount of expenditures accounted for by such supplier during each such period (“Significant Suppliers”). No Significant Customer or Significant Supplier has provided written notice to any Group Company within the past year that it will stop, or decrease the rate of, buying materials, products or services or supplying materials, products or services, as applicable, to any Group Company.

3.24 Certain Business Relationships With Affiliates.

(a) No Affiliate of any Group Company (other than another Group Company): (i) owns any property or right, tangible or intangible, which is used in the business of any of the Group Companies, (ii) has any claim or cause of action against any of the Group Companies, (iii) owes any money to, or is owed any money by, any of the Group Companies, or (iv) except as set forth in Section 3.24(b) of the Disclosure Schedule, is a party to any Contract with any of the Group Companies (excluding employment Contracts).

(b) Section 3.24(b) of the Disclosure Schedule lists all material written Contracts and summaries of all material oral Contracts (i) between any Group Company and any Affiliate of such Group Company, and (ii) between any of the Group Companies, in each case, as of the date of this Agreement.

3.25 Accounts Receivable. All accounts receivable of each Group Company reflected on the Most Recent Balance Sheet (other than those paid since such date) represent or will represent bona fide valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. As of the date of this Agreement, no accounts receivable are older than ninety (90) days. To the Knowledge of the Companies, as of the date of this Agreement, the debtors to which the accounts receivable of the Group Companies relate are not in or subject to a bankruptcy or insolvency proceeding and none of such receivables has been subject to assignment for the benefit of creditors. No Group Company has received any written notice from an account debtor stating that any account receivable in an amount in excess of $5,000 is subject to dispute.

3.26 Government Contracts.

(a) No Group Company has been suspended or debarred from bidding on contracts or subcontracts with any Governmental Entity; no such suspension or debarment has been initiated or, to the Knowledge of the Companies, threatened; and the consummation of the transactions contemplated by this Agreement will not result in any such suspension or debarment of any Group Company or the Buyer of any of its Affiliates (assuming that no such suspension or debarment will result solely from the identity of the Buyer). No Group Company has been or is now being audited or investigated by the United States Government Accounting Office, the United States Department of Defense or any of its agencies, the Defense Contract Audit Agency, the contracting or auditing function of any Governmental Entity with which it is contracting, the United States Department of Justice, the Inspector General of the United States Governmental Entity, or any prime contractor with a Governmental Entity; nor, to the Knowledge of the Companies, has any such audit or investigation been threatened. To the Knowledge of the Companies, there is no valid basis for (i) the suspension or debarment of any Group Company from bidding on contracts or subcontracts with any Governmental Entity or (ii) any claim (including any claim for return of funds to the Governmental Entity) pursuant to an audit or investigation by any of the entities named in the foregoing sentence. No Group Company has any Contracts which require it to obtain or maintain a security clearance with any Governmental Entity.

(b) To the Knowledge of the Companies, no basis exists for the termination of, or a stop work order with respect to, any of its contracts or subcontracts with any Governmental Entity and no Group Company has any reason to believe that funding may not be provided under any contract or subcontract with any Governmental Entity in the upcoming federal fiscal year.

3.27 Brokers. Except for the fees of Linden Advisors and the Jordan, Edmiston Group, Inc., the fees and expenses of which are considered Company Transaction Expenses, no Group Company has any liability or obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement.

3.28 Powers of Attorney. Except as set forth in Section 3.28 of the Disclosure Schedule, there are no outstanding powers of attorney executed on behalf of any Group Company.

3.29 Privacy.

(a) Each Group Company maintains complete, accurate and up to date records of all its Personal Data Processing activities, including any data protection impact assessments, to the extent required for compliance in all material respects with applicable Information Privacy and Security Laws.

(b) Section 3.29(b) of the Disclosure Schedule identifies (by effective date) each posted, public facing website or product or data protection policy, statement or notice of any Group Company in effect at any time in the past three (3) years. Each Group Company has made available to the Buyer true and complete copies of all current and past Company Privacy Policies of such Group Company and any other written policies and procedures of any Group Company relating to the Processing and security of Personal Data. None of the Company Privacy Policies have contained or do contain any material omissions or any express or implied statements that are false, inaccurate, deceptive or misleading. The applicable Company Privacy Policy(ies) have at all times been made conspicuously available on each of the applicable products of the Group Companies (including all websites, applications, and other online services) in a manner readily available to visitors and current and potential customers and users that access such websites.

(c) Each Group Company has at all times in the past three (3) years complied in all material respects with all applicable Information Privacy and Security Laws, all of the Company Privacy Policies, and all their contractual obligations to any Person regarding privacy, data protection or data security in their Processing of Personal Data.

(d) Each Group Company has during the past three (3) years complied in all material respects with all applicable requirements under the Information Privacy and Security Laws relating to the cross-border transfer of Personal Data.

(e) Except as would not be material to the Group Companies, taken as a whole, where required by applicable Information Privacy and Security Laws, the Group Companies have a Data Processing Contract in place with any third party who Processes Personal Data on behalf of a Group Company that complies with the requirements of applicable Information Privacy and Security Laws.

(f) Any transfer of Personal Data by any Group Company under this Agreement, including transfers in connection with the transactions to be consummated by this Agreement and the other Transaction Documents, is and will be, without the necessity of obtaining consent from any Person, in compliance with the terms of all written disclosures that such Group Company has made to consumers, employees and other third parties and applicable Information Privacy and Security Laws. The Group Companies are not subject to any contractual requirements or other legal obligations governing the Processing of Personal Data that, following the Closing, would prohibit the Processing of Personal Data in the manner in which any Group Company Processed such Personal Data prior to the Closing.

(g) The Group Companies have not in the past three (3) years received any written (or, to the Companies’ Knowledge, other) notice of any claims, audits, investigations by regulatory authorities or any data protection authorities, or written allegations of violations of Information Privacy and Security Laws by any Group Company from any regulatory authority or data protection authority with respect to Personal Data Processed by, or under the control of, any Group Company, or any other communication from a regulatory body or data protection authority relating to any actual or potential violation by the Group Companies of Information Privacy and Security Laws. No Group Company or, to the Knowledge of the Companies, their respective customers, has received any written (or, to the Companies’ Knowledge, other) complaints or claims or other communication from any Person in the past three (3) years alleging any violation of applicable Information Privacy and Security Laws by any Group Company with respect to the Processing of Personal Data by any Group Company.

(h) The Group Companies have no Knowledge of any fact or circumstances occurring in the past three (3) years which would reasonably be expected to lead to any such notice, request, correspondence, audit, communication, claim, complaint or enforcement action as described in Section 3.29(g).

(i) Each Group Company has complied in the past three (3) years with all valid data subject requests under Information Privacy and Security Laws, including any requests for access to Personal Data, the cessation of specified processing activities or the rectification or erasure of any Personal Data, in each case in accordance with the requirements of the applicable Information Privacy and Security Laws, and there are no such requests outstanding at the date of this Agreement.

(j) Except as would not be material to the Group Companies, taken as a whole, each Group Company has during the past three (3) years established and is in compliance in all material respects with a written information security program in compliance in all material respects with all applicable Information Privacy and Security Laws (including in relation to off-site working where applicable) that: (i) includes reasonable and appropriate administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of Company Data in the possession or otherwise in the operation control of the Group Companies; (ii) protects against unauthorized access to the Internal Systems and Company Data in the possession or otherwise in the operational control of the Group Companies; and (iii) provides for the back-up and recovery of material Company Data Processed using Internal Systems without substantial disruption or interruption to the conduct of such Group Company’s respective businesses. Except as would not be material to the Group Companies, taken as a whole, each Group Company has, during the past three (3) years, complied in all material respects with such information security program and has implemented the appropriate technical and organizational measures to comply in all material respects with that information security program. In the past three (3) years (1) no Group Company nor, to the Knowledge of the Companies, any third party acting on their behalf with respect to Processing Personal Data provided by any Group Company, has suffered or incurred a Data Security Incident, and (2) to the Knowledge of the Companies, no Group Company has notified, or been required to notify, any Person of any Data Security Incident.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer represents and warrants to the Sellers that the statements contained in this Article IV are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date):

4.1 Organization, Standing and Power. The Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the state of its incorporation. The Buyer has all requisite power and authority (corporate and other) to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The Buyer is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would reasonably be expected to result in a Buyer Material Adverse Effect.

4.2 Authority; No Conflict; Required Filings and Consents.

(a) The Buyer has all requisite power and authority to execute and deliver this Agreement and each other Transaction Document to which it is or will be a party and to perform its obligations hereunder and thereunder. The execution and delivery by the Buyer of this Agreement and each other Transaction Document to which it is or will be a party and the consummation by the Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of the Buyer. This Agreement has been duly and validly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable against it in accordance with its terms. Each other Transaction Document to which the Buyer is or will be a party has been or will be as of the Closing Date duly and validly executed and delivered by the Buyer and constitutes or will constitute a valid and binding obligation of the Buyer, enforceable against it in accordance with its terms.

(b) Subject to compliance with the HSR Act, neither the execution and delivery by the Buyer or of any Transaction Document to which it is or will be a party, nor the performance by the Buyer of its obligations hereunder or thereunder, nor the consummation by the Buyer of the transactions contemplated hereby or thereby, will (i) conflict with or violate any provision of the charter or by-laws of the Buyer, (ii) require on the part of the Buyer any Permit or any filing with any Governmental Entity, (iii) conflict with, result in breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party any right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any Contract or Permit, to which the Buyer is a party or by which it is bound or to which any of its assets are subject, or (iv) violate any Order or Law applicable to the Buyer or any of its properties or assets, except in the case of the foregoing clauses (iii) and (iv) for such notices, consents and waivers that, if not obtained or made, and such conflicts, breaches, defaults, accelerations, terminations, modifications, cancellations and violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Buyer Material Adverse Effect.

(c) Subject to compliance with the HSR Act, no Permit or Order of, or declaration, notice or filing with, any Governmental Entity is required by or with respect to the Buyer in connection with the execution and delivery of this Agreement by the Buyer or the consummation by the Buyer of the transactions contemplated by this Agreement.

(d) There is no Legal Proceeding which is pending or has been threatened in writing against Buyer or any of its Affiliates that questions the validity of this Agreement or any action taken or to be taken by such Buyer in connection herewith or that could reasonably be expected to have a material adverse effect on the Buyer’s ability to consummate the transactions contemplated by the Transaction Documents.

4.3 Financial Ability. As of the Closing Date and as of the Closing, the Buyer shall have available to it all funds necessary (without giving effect to any unfunded financing regardless of whether such financing is committed) to consummate the transactions contemplated by this Agreement and to pay the Aggregate Closing Consideration, all fees incurred in connection with the Financing, and all other cash amounts required to be paid at or in connection with the Closing in connection with the transactions contemplated by this Agreement, and, when so required to pay or otherwise perform, as applicable, the Buyer shall be able to pay or otherwise perform its obligations under this Agreement. The Buyer has not incurred, and as of the Closing will not have incurred, any obligation, condition, commitment, restriction or liability of any kind that would impair or adversely affect such resources and capabilities.

4.4 No Additional Representations; Disclaimer. The Buyer acknowledges and agrees that none of the Sellers, the Group Companies, any of their Affiliates or any Representatives of any of the foregoing (a) has made (and the Buyer and its Affiliates hereby disclaim reliance on) any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Group Companies or their respective business or assets, except as expressly set forth in Article III and Article IV and qualified by the Disclosure Schedule, or (b) will have or be subject to any liability or obligation to the Buyer or any other Person resulting from the distribution to the Buyer or any of its Affiliates, or the Buyer’s or any of its Affiliates’ use of, any such information, including any information, document or material made available to the Buyer or its Affiliates or any of their Representatives in the Group Companies’ electronic data room, management presentations or any other form in connection with the transactions contemplated hereby or otherwise. In connection with the Buyer’s and its Affiliates’ investigation of the Group Companies, the Buyer and its Affiliates have received from or on behalf of the Group Companies certain projections, including projected statements of operating revenues and income from operations of the Group Companies and certain business plan information of the Company. The Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that the Buyer and its Affiliates are familiar with such uncertainties, that the Buyer and its Affiliates are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and, subject to the following sentence, that the Buyer and its Affiliates shall have no claim against any of the Sellers, the Group Companies, any of their Affiliates or any Representatives of the foregoing with respect thereto. Notwithstanding the foregoing, nothing in this Section 4.4 or elsewhere in this Agreement shall (i) limit or impair, or constitute a waiver of, any right or remedy of Buyer in cases of Fraud, (ii) relieve any Person of any liability or obligation for Fraud or (iii) preclude Buyer from asserting any claim based on Fraud, in each case whether or not such Fraud is based on any representation or warranty set forth in this Agreement or otherwise.

Article V

CONDUCT OF BUSINESS

5.1 Operation of Business. Except as expressly contemplated by this Agreement, for COVID-19 Measures, or otherwise required by applicable Laws, during the Pre-Closing Period, the Company shall, and shall cause each other Group Company to, conduct its operations only in the Ordinary Course of Business and, to the extent consistent therewith, use its Reasonable Best Efforts to preserve intact its current business organization, preserve its physical assets and keep them in working condition, keep available the services of its current officers and employees and preserve its relationships with material customers, suppliers and others having material business dealings. Without limiting the generality of the foregoing (except as expressly contemplated by this Agreement, for COVID-19 Measures, or as otherwise required by applicable Laws) during the Pre-Closing Period the Company shall not, and shall cause each other Group Company not to, without the prior written consent of the Buyer (which such consent shall not be unreasonably withheld, conditioned or delayed):

(a) issue or sell any Equity Interests or other securities of any Group Company or any options, warrants or rights to acquire any such Equity Interests or other securities, or repurchase or redeem any Equity Interests or other securities of any Group Company (other than issuances in connection with the exercise, exchange or conversion of Equity Interests that are outstanding as of the execution and delivery of this Agreement and strictly in accordance with the terms thereof);

(b) split, combine or reclassify any Equity Interests of such Group Company;

(c) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of its Equity Interests; or modify such Group Company’s corporate form;

(d) create, incur or assume any Indebtedness for borrowed money; assume, guarantee, or endorse the obligations of any other Person (other than another member of the Group Company); or make any loans, advances or capital contributions to, or investments in, any other Person (other than to another Group Company);

(e) hire or appoint any new directors or officers or, except in the Ordinary Course of Business, hire any new employees or consultants;

(f) terminate the employment of any Key Company Employee, except in the Ordinary Course of Business and other than for Cause;

(g) except as required to comply with applicable Law, the terms of this Agreement or required by Contracts existing on the date hereof and disclosed in Section 5.1(g) of the Disclosure Schedule, (i) adopt, enter into, terminate or amend any employment or severance plan or Contract, any Company Plan or any collective bargaining agreement (other than employment Contracts with non-officer new hires in the Ordinary Course of Business), (ii) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant, (iii) pay any benefit not provided for as of the date of this Agreement under any Company Plan, (iv) grant any new awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of equity or equity-based compensation, or the removal of existing restrictions (other than vesting) in any benefit plans or agreements or awards made thereunder, (v) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, (other than with respect to outstanding Company Options), or (vi) take any action (other than in the Ordinary Course of Business) to fund or in any other way secure the payment of compensation or benefits under any Company Plan or Contract (other than any acceleration of vesting with respect to outstanding Company options);

(h) acquire, sell, lease, license or dispose of any material assets or property (including any shares or other equity interests in or securities of any other corporation, partnership, association or other business organization or division thereof), other than (i) sales of assets to customers in the Ordinary Course of Business or (ii) issuances of Equity Interests in connection with the exercise, exchange or conversion of Equity Interests that are outstanding as of the execution and delivery of this Agreement in accordance with the terms thereof;

(i) mortgage, pledge, or grant any Lien (other than Permitted Liens), on any material property or assets;

(j) amend its Organizational Documents;

(k) sell, assign, transfer, license or sublicense any Company Intellectual Property (other than pursuant to non-exclusive licenses with customers entered into in the Ordinary Course of Business);

(l) change the nature of its business being carried on as of the date of this Agreement or commence any new business not being ancillary or incidental to such business;

(m) change its accounting methods, principles or practices, except insofar as may be required by applicable Law or the Accounting Standards;

(n) make or change any Tax election outside of the Ordinary Course of Business, change an annual accounting period, file any amended Tax Return, enter into any closing agreement, waive or extend any statute of limitations with respect to material Taxes, settle or compromise any material Tax liability, claim or assessment, or surrender any right to claim a material refund of Taxes;

(o) except in the Ordinary Course of Business, enter into, amend, terminate or waive any rights under, any Contract of a nature required (or, if entered into prior to the date hereof, would be required) to be listed in Section 3.12(b), Section 3.13 or Section 3.14 of the Disclosure Schedule;

(p) make or commit to make any capital expenditure in excess of $10,000 per item or $50,000 in the aggregate;

(q) institute or settle any Legal Proceeding, except for the routine collection of accounts receivable in the Ordinary Course of Business;

(r) agree in writing or otherwise to take any of the foregoing actions.

In addition, during the Pre-Closing Period, the Company shall, and shall cause each other Group Company to, (A) accept customer orders in the Ordinary Course of Business, and (B) continue to make regularly scheduled payments pursuant to the terms of any Contract with respect to any Indebtedness for borrowed money, if any, in existence as of the date of this Agreement.

5.2 Confidentiality. The parties acknowledge that the Buyer and the Company have previously executed the Confidentiality Agreement, which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.

Article VI

ADDITIONAL PRE-CLOSING AGREEMENTS

6.1 No Solicitation.

(a) During the Pre-Closing Period, none of the Participating Sellers nor the Company shall, shall permit any other Group Company, or shall instruct any of their respective officers, directors, employees, representatives or agents to, directly or indirectly, through any officer, director, employee, Affiliate, agent or representative or otherwise, (i) initiate, solicit, knowingly encourage or otherwise knowingly facilitate any inquiry, proposal, offer or discussion with any party (other than the Buyer, its Affiliates, or their representatives) concerning any acquisition, equity or debt financing, joint venture, merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, share or stock sale, sale of assets or similar business transaction with respect to the Group Companies, (ii) furnish any information concerning the business, Properties or assets of any Group Company or the Equity Interests of any Group Company to any party (other than the Buyer or its representatives) in furtherance of any such transaction, or (iii) engage in negotiations or enter into any Contract with any party (other than the Buyer or its representatives) concerning any such transaction.

(b) The Company shall immediately notify any party with which discussions or negotiations of the nature described in Section 6.1(a) were pending at the date of entry into this Agreement that the Group Companies are terminating such discussions or negotiations. If any Participating Seller or any Group Company receives any inquiry, proposal or offer of the nature described in Section 6.1(a), the Company shall promptly, within two (2) Business Day after such receipt, notify the Buyer of such inquiry, proposal or offer.

6.2 Access to Information.

(a) During the Pre-Closing Period, the Company shall, and shall cause each of the other Group Companies to, afford the officers, attorneys, accountants, tax advisors, lenders and other authorized representatives of the Buyer reasonable access upon reasonable advance notice and during normal business hours to all personnel, offices, Properties, assets, books and records of each Group Company, so that the Buyer may have a reasonable opportunity to investigate the management, business, Properties, assets and affairs of such Group Company, and the Buyer shall be permitted to make abstracts from, or copies of, all such books and records; provided, however, that the foregoing right of access shall not require furnishing information that, (a) in the reasonable opinion of counsel, would violate any Law or result in the waiver of any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information that cannot be preserved with a customary common interest or similar agreement, or (b) would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, any Contract. In addition, any access to Properties shall be subject to the Company’s reasonable security measures and the applicable requirements of the applicable leases and shall not include the right to perform any “invasive” testing or soil, air or groundwater sampling, including, without limitation, any Phase I or Phase II environmental assessments.

(b) The Company shall, if requested by the Buyer, introduce the Buyer to customers and suppliers of the Group Companies for the purpose of facilitating the post-Closing integration of the Business into the business of the Buyer following the time on which the parties to this Agreement make a press release or public announcement with respect to the consummation of the transactions contemplated by Agreement in accordance with Section 6.5.

6.3 Closing Efforts; Legal Conditions to the Transactions Contemplated by this Agreement; Third-Party Consents.

(a) Each of the Buyer, and the Company shall use its Reasonable Best Efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including using its Reasonable Best Efforts to ensure that the conditions to the obligations of the other parties to consummate the transactions contemplated by this Agreement are satisfied.

(b) Each of the Buyer, the Company and the Participating Sellers shall use its Reasonable Best Efforts to obtain, at its expense, all Permits, and to effect all registrations, filings and notices with or to Governmental Entities, as may be required for such party to consummate the transactions contemplated by this Agreement to otherwise comply with all applicable Laws in connection with the consummation of the transactions contemplated by this Agreement, and to otherwise cause the cause the satisfaction of the closing conditions.

(c) The Company shall, and shall cause each other Group Company to, use its Reasonable Best Efforts to obtain all such waivers, consents or approvals from third parties that are required pursuant to the Contracts set forth on Section 6.3(c)(i) of the Disclosure Schedule or that are otherwise reasonably requested by the Buyer, and to give all such notices to third parties that are required pursuant to the Contracts set forth on Section 6.3(c)(ii) of the Disclosure Schedule or that are otherwise reasonably requested by the Buyer. Notwithstanding anything in this Section 6.3 to the contrary, no Group Company shall be required to pay (or agree to pay) any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract unless reimbursed in full by the Buyer and without cost or adverse effect to the Sellers.

(d) Buyer shall use its Reasonable Best Efforts to complete the Financing as promptly as practicable after the date of this Agreement.

(e) The Company shall use its Reasonable Best Efforts to cause each Seller who is not an Initial Participating Seller to become a Participating Seller as promptly as practicable after the date of this agreement and in any event prior to the Closing.

6.4 Financing Cooperation.

(a) Prior to the Closing, the Company shall, shall cause the other Group Companies to, and shall instruct their respective Representatives to, on a timely basis (at the Buyer’s sole cost and expense) provide such reasonable cooperation as may be reasonably requested by the Buyer in connection with the arrangement, marketing, syndication and consummation of the Financing by the Buyer as may be reasonably requested by the Buyer and the Financing Entities in connection with the Financing, including using its commercially reasonable efforts to: (i) assist in preparation for marketing efforts (including lender and investor meetings and calls), other meetings and due diligence sessions (including accounting due diligence sessions) and sessions with prospective lenders and investors; (ii) assist in the preparation of confidential information memoranda, offering memoranda and similar marketing documents for the Financing; (iii) as promptly as reasonably practicable, inform the Buyer if any officer the Company or any Group Company shall have knowledge of any facts that would likely require the restatement of the Company Financial Statements; (iv) to the extent not provided prior to the date hereof, provide as promptly as is reasonably practicable the Company Financial Statements (which shall be consistent in all material respects with the Draft Company Financial Statements) and any information reasonably requested by Buyer in writing in connection with Buyer’s preparation of pro forma financial information and financial statements; (v) directing the chief financial officer or any other officer with appropriate authority of any Group Company to execute and deliver on behalf of any Group Company (but not to be effective before the Closing) any pledge and security documents, other definitive financing documents, or other certificates, or documents, in each case as may be reasonably requested by the Buyer in connection with the Financing and otherwise facilitate the pledging of collateral (including cooperation in connection with the pay-off of any debt and the release of related Liens and termination of security interest); (vi) take all corporate actions, subject to the occurrence of the Closing, reasonably requested by the Buyer that are necessary to permit the consummation of the Financing and to permit the proceeds thereof to be made available on the Closing Date to consummate the transactions contemplated hereby; and (vii) provide at least five (5) Business Days prior to the Closing Date all documentation and other information about the Company and any Group Company as is required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent requested at least eight (8) Business Days prior to the anticipated Closing Date. The Company hereby consents to the use of the logos of the Company and the other Group Companies solely in connection with the Financing. Prior to the Closing, the Company shall, and shall cause the other Group Companies to, use its commercially reasonable efforts to cause its independent auditors to provide, consistent with customary practice, (A) reasonable assistance in the preparation of pro forma financial statements and (B) reasonable assistance and cooperation to the Buyer, including attending accounting due diligence sessions.

(b) Notwithstanding any provision herein to the contrary, (i) such cooperation described in Section 6.4(a) shall not (A) unreasonably disrupt the operations of the Group Company, (B) require any Group Company or any of their respective directors, members, managers or officers to pass resolutions or consents, or approve or authorize the execution of, or execute any document, agreement, certificate or instrument or take any other corporate action with respect to the Financing unless effective no earlier than (and conditioned upon) the Closing, or (C) require any Group Company to provide any projections or other forward-looking financial information or financial data, or any historical financial statements that is not readily available as of the execution and delivery of this Agreement, (ii) no Group Company shall be required to (A) pay any commitment or other similar fee prior to the Closing unless reimbursed in full by the Buyer at or prior to the Closing or (B) incur or assume any liability in connection with the Financing prior to the Closing unless effective no earlier than (and conditioned upon) the Closing, and (iii) the Group Companies and their respective directors, managers, officers or employees shall not be required to execute, deliver or enter into, or perform any contract, agreement, document or instrument with respect to the Financing unless effective no earlier than (and conditioned upon) the Closing; provided that the Buyer shall reimburse the Company in full for its reasonable and documented out of pocket costs and expenses incurred in connection with such cooperation at or prior to the Closing.

(c) The Buyer shall indemnify, defend, and hold harmless the Group Companies and their respective officers, employees, directors, advisors and other representatives from and against any and Damages and reasonable and documented out-of-pocket expenses suffered or incurred by them in connection with the Financing and the Group Companies’ assistance in connection with the Financing and any information utilized in connection therewith except to the extent such Damages arose out of or resulted from the gross negligence, Fraud or intentional misrepresentation of the Group Companies or their respective officers, employees, directors, advisors and other representatives.

(d) The Buyer expressly acknowledges and agrees that the Closing shall in no way be conditioned on or subject to its receipt of the Financing (or any portion thereof).

6.5 Public Disclosure. No party shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other parties; provided, however, that any party may make any public disclosure it believes in good faith is required by applicable Law or stock market rule (in which case the disclosing party shall use Reasonable Best Efforts to advise (i) the Company in the event that the disclosing party is the Buyer or (ii) the Buyer in the event the disclosing party is any Group Company or any Seller, and provide the applicable advised party with a copy of the proposed disclosure prior to making the disclosure); provided that the foregoing shall limit the ability of any Seller who is (or is an Affiliate) of a professional investment fund from making any disclosure to its and its Affiliates’ investors, partners or limited partners who are subject to duties of confidentiality in the Ordinary Course of Business. Notwithstanding anything to the contrary set forth herein or in the Confidentiality Agreement, the Buyer shall be permitted to (i) disclose nonpublic or otherwise confidential information regarding the Group Companies to Financing Parties, and to rating agencies and prospective lenders and investors during syndication of the Financing subject to their entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities), and (ii) publicly disclose, including by filing or furnishing one or more Current Reports on Form 8-K, the Company Financial Statements and pro forma financial information provided to any Financing Party under any confidential information memoranda or other syndication materials or similar documents prepared in connection with the Financing.

6.6 Notification of Certain Matters. During the Pre-Closing Period, (a) the Company shall promptly deliver to the Buyer notice (including a reasonably detailed description) of (i) any fact, circumstance or development that constitutes any material breach of any representation, warranty or covenant set forth in Article II or Article III that would cause the conditions set forth in Section 7.1(c) or Section 7.1(d), as applicable, to not be satisfied and (ii) or the non-satisfaction of any other condition set forth in Section 7.1 and (b) the Buyer shall promptly deliver to the Company notice (including a reasonably detailed description) of (i) any fact, circumstance or development that constitutes any material breach of any representation, warranty or covenant set forth in Article IV that would cause the conditions set forth in Section 7.2(a) or Section 7.2(d), as applicable, to not be satisfied and (ii) or the non-satisfaction of any other condition set forth in Section 7.2. No such notice shall be deemed to avoid or cure any misrepresentation or breach of warranty or constitute an amendment of any representation, warranty, covenant or condition in this Agreement or the Disclosure Schedule.

6.7 280G Covenant. Not less than three (3) Business Days prior to the Closing Date, the Group Companies shall submit to an equity holder vote, in a manner that satisfies the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and the Treasury Regulations promulgated thereunder, the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive any and all payments (or other benefits) contingent on the consummation of the transactions contemplated by this Agreement (within the meaning of Section 280G(b)(2)(A)(i) of the Code) to the extent necessary so that no payment received by such “disqualified individual” shall be a “parachute payment” under Section 280G(b) of the Code (determined without regard to Section 280G(b)(4) of the Code). Such vote shall establish the disqualified individual’s right to the payment or other compensation, and the Group Companies shall obtain any required waivers or consents from the disqualified individual prior to the vote. In addition, the Group Companies shall provide adequate disclosure to equity holders of all material facts concerning all payments to any such disqualified individual that, but for such vote, could be deemed “parachute payments” under Section 280G of the Code in a manner that satisfies Section 280G(b)(5)(B)(ii) of the Code and regulations promulgated thereunder. At least five (5) Business Days prior to the vote, the Buyer and its counsel shall be given the right to review and comment on all documents required to be delivered to the equity holders in connection with such vote and any required disqualified individual waivers or consents, and the Group Companies shall reflect all comments of the Buyer or its counsel thereon. The Buyer and its counsel shall be provided copies of all documents executed by the equity holders and disqualified individuals in connection with the vote.

6.8 Termination of Qualified Plan and other Benefits. Prior to the Closing Date, the Group Companies shall terminate: (a) the Company 401(k) Plan and (b) any other Company Plan requested by the Buyer at least four (4) Business Days prior to the Closing Date, unless, in the case of clause (a), the Buyer, in its sole and absolute discretion, provides the Company with written notice not to so terminate the Company 401(k) Plan at least three (3) Business Days prior to the Closing Date. Any termination of the Company 401(k) Plan must be reflected in resolutions of the Company’s board of directors entered into and effective no later than the day before the Closing Date, and the termination of any other Company Plans must be on the timing specified by the Buyer. The Company shall deliver to the Buyer, prior to the Closing Date, evidence that the resolutions have been adopted and the foregoing actions have been taken (the form and substance of which resolutions shall be subject to prior review and approval of the Buyer at least three (3) Business Days (or such shorter period as applies between the Buyer’s notice of termination of a Company Plan and the Closing Date)) before action is taken.

6.9 Indemnification of Officers and Directors.

(a) The Buyer shall cause the Group Companies to honor and fulfill in all respects the obligations of the Group Companies under any and all indemnification agreements listed on Section 6.9(a) of the Disclosure Schedule between the Group Companies and any of their current or former directors, managers and officers and any person who becomes a director, manager or officer of the Group Companies prior to the Closing (the “D&O Indemnitees”). In addition, during the period commencing on the Closing Date and ending on the sixth anniversary of the Closing Date, the Buyer shall (and the Buyer shall cause the Group Companies to) cause the Organizational Documents of the Group Companies to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the Organizational Documents of the Group Companies as of the date hereof, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner to make such terms less favorable to the D&O Indemnitees, except as required by applicable Law.

(b) Prior to the Closing, notwithstanding anything to the contrary set forth in this Agreement, the Company will (at its own expense) purchase a six-year “tail” prepaid policy on the Group Companies’ current directors’ and officers’ liability insurance. The Buyer shall (and shall cause the Group Companies to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, for so long as such “tail” policy shall be maintained in full force and effect.

(c) If Buyer or any of the Group Companies, or any of its or their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Buyer and the Group Companies shall assume all of the obligations of the Buyer and the Group Companies set forth in this Section 6.9.

(d) The obligations set forth in this Section 6.9 shall not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnitee (or any other person who is a beneficiary under the “tail” policy referred to in Section 6.9(b) (and their heirs and representatives)) without the prior written consent of such affected D&O Indemnitee or other person who is a beneficiary under the “tail” policy referred to in Section 6.9(b) (and their heirs and representatives). Each of the D&O Indemnitees or other persons who are beneficiaries under the “tail” policy referred to in Section 6.9(b) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.9(b), with full rights of enforcement as if a party thereto. The rights of the D&O Indemnitees (and other persons who are beneficiaries under the “tail” policy referred to in Section 6.9(b) (and their heirs and representatives)) under this Section 6.9(b) shall be in addition to, and not in substitution for, any other rights that such persons may have under the Organizational Documents, any and all indemnification agreements of or entered into by the Group Companies, or applicable Law (whether at law or in equity).

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Group Companies for any of their directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.9 is not prior to or in substitution for any such claims under such policies

6.10 R&W Policy. At or prior to the Closing, the Buyer shall have the right to obtain and cause to be bound the R&W Policy on substantially the terms and conditions set forth on Schedule 6.10. Buyer shall use its Reasonable Best Effort to ensure that the R&W Policy includes an express and irrevocable waiver of any and all rights of subrogation which the insurer(s) and underwriter(s) under the R&W Policy may otherwise have against the Sellers save in the case of fraud. If the Buyer obtains the R&W Policy, the Buyer shall deliver to the Sellers on or prior to the Closing an extract of the signed R&W Policy evidencing the terms of such waiver. Prior to the Closing, the Sellers and the Group Companies shall use commercially reasonable efforts to provide the Buyer and its respective Representatives such reasonable cooperation as may reasonably be requested by the Buyer in connection with the Buyer’s obligations under this Section 6.10, including by providing such information, documents, and other due diligence materials as reasonably requested by the Buyer (provided, that the Sellers and the Group Companies shall not be required to incur any liability or make any payments in connection with such cooperation other than the payment of reasonable, out-of-pocket and documented costs which will be reimbursed by the Buyer).

Article VII

CONDITIONS TO CLOSING

7.1 Conditions to Obligations of the Buyer. The obligation of the Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions precedent, each of which may be waived in writing in the sole discretion of the Buyer:

(a) all applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated;

(b) no Order enacted by a Governmental Entity of competent jurisdiction shall be in effect, and no Legal Proceeding by a Governmental Entity of competent jurisdiction shall be pending, that would prevent consummation of the transactions contemplated by this Agreement;

(c) (i) the Fundamental Representations contained in Section 3.1, Section 3.2(a), Section 3.2(b), Section 3.4(a), Section 3.4(b)(ii) and Section 3.27: (A) that are qualified by reference to the words “material”, “materiality”, or “Company Material Adverse Effect” shall be true and correct in all respects as of the date hereof and as of the Closing as though made as of the Closing (except for such representations and warranties that speak specifically as of another date, which shall be true and correct in all respects as of such date); and (B) that are not qualified by reference to the words “material”, “materiality”, or “Company Material Adverse Effect” shall be true and correct in all material respects as of the date hereof and as of the Closing as though made as of the Closing (except for such representations and warranties that speak specifically as of another date, which shall be true and correct in all material respects as of such date); and (ii) all other representations and warranties of Group Companies and the Participating Sellers set forth in Article II or Article III of this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing as though made as of the Closing (except for such representations and warranties that speak specifically as of another date, which shall be true and correct in all respects as of such date), except for inaccuracies of representations or warranties the circumstances giving rise to which, individually or in the aggregate, have not had a Company Material Adverse Effect;

(d) the Group Companies and the Participating Sellers shall have performed or complied in all material respects with their agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(e) there shall have occurred since the date hereof no Change that, individually or taken together with all other Changes, has had a Company Material Adverse Effect;

(f) the Buyer shall have received evidence, in form and substance reasonably satisfactory to the Buyer, that the Group Companies have obtained all of the waivers or Permits (including all consents and authorizations), and effected all of the registrations, filings and notices, set forth on Schedule 7.1(f);

(g) the Buyer shall have received evidence, in form and substance reasonably satisfactory to the Buyer, that (i) the Contracts between any Group Company, on the one hand, and any Seller (or Affiliate thereof), on the other hand, listed on Schedule 7.1(g) shall have been satisfied and discharged in full and otherwise terminated, in each case without any liability to any Group Company or the Buyer and (ii) upon payment of the amounts reflected in the Closing Payment Certificate all obligations of any Group Company under any arrangement between any Group Company and any Person identified in Section 3.27 of the Disclosure Schedule will be satisfied and discharged in full without further obligations on the part of any Group Company;

(h) there shall have been delivered to the Buyer Stock Transfer Forms, and Voting Powers of Attorney in respect of all of the Company Shares in issue as at Closing duly executed by the applicable registered shareholder, in favor of the Buyer or its nominee(s) together with the relevant Certificates in the names of each such registered shareholders;

(i) the Buyer shall have received copies of the resignations, effective as of the Closing and in form agreed between the Buyer and the Company as of the date hereof, of each director of each Group Company who the Buyer designates by written notice to the applicable Group Company at least three (3) Business Days prior to the Closing;

(j) each of the Key Personnel Arrangements shall not have been rescinded by the applicable Key Personnel and (ii) each of the Key Personnel shall not have provided notice of their intent to terminate, employment;

(k) the Buyer shall have received a counterpart or counterparts of the Escrow Agreement executed by the Escrow Agent and the Equityholder Representative;

(l) the Buyer shall have received (i) a signed copy of each Option Exercise Agreement from each holder of In-the-Money Company EMI Options and (ii) evidence in form and substance reasonably satisfactory to the Buyer that each other Company Option has either (A) lapsed and expired in the ordinary course prior to the Closing, (B) been exercised in full prior to the Closing (and that the holder of the Company Shares issued upon exercise thereof is a Participating Seller) or (C) will, as of the Closing, be canceled in accordance with this Agreement;

(m) the Buyer shall have received duly executed written instruments or deeds releasing any Lien on any asset of any Group Company and authorizing the filing of UCC-3 termination statements (or other comparable documents) for all UCC-1 financing statements (or other comparable documents) filed in connection with any Lien;

(n) the Buyer shall have received certificates of good standing of each Group Company in their jurisdictions of organization (where applicable as a legal concept);

(o) the Buyer shall have received the Company Certificate;

(p) the Buyer shall have received the registers of allotment, transfers, members, directors and officers, beneficial owners (in each case properly written up to the time immediately prior to the Closing);

(q) each holder of a Company Share shall be a Participating Seller;

(r) the Buyer shall have received from the Company a certification that the Company Shares are not United States real property interests as defined in Section 897(c) of the Code, together with a notice to the Internal Revenue Service (which shall be filed by the Buyer with the Internal Revenue Service following the Closing), in accordance with Treasury Regulations under Sections 897 and 1445 of the Code;

(s) each Seller Restrictive Covenant Agreement shall not have been rescinded by the applicable Seller;

(t) no later than five (5) Business Days prior to the Closing, the Company shall have delivered to the Buyer Company Financial Statements that are consistent in all material respects with the Draft Company Financial Statements;

(u) the Buyer shall have received a copy of the minutes of a meeting (or resolutions) of the board of directors of each Group Company (such copy minutes being certified as correct by the chairman of the relevant meeting or the secretary of the relevant body corporate) at which:

(i) in the case of the Company only, the transfers of the Company Shares at the Closing are approved for registration and registered (subject to those transfers being duly stamped);

(ii) in the case of the Company only, the resolutions referred to in Section 1.9, in respect of the Company Options, were duly adopted;

(iii) the resignations referred to in Section 7.1(i) are tendered and accepted so as to take effect at the Closing;

(iv) persons nominated by the Buyer (in the case of directors, subject to any maximum number imposed by the relevant constitution) are appointed directors, secretary and officers; and

(v) the Participating Sellers shall have delivered to the Buyer a shareholder resolution of the Company adopting new articles of association of the Company (in such reasonable form as the Buyer shall notify the Equityholder Representative) with effect from the Closing.

7.2 Conditions to Obligations of the Company and the Participating Sellers. The obligation of the Company and the Participating Sellers to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions precedent, each of which may be waived in writing in the sole discretion of the Company and Equityholder Representative (on behalf of the Participating Sellers):

(a) all applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated

(b) no Order shall be in effect, and no Legal Proceeding shall be pending or shall have been threatened, that would reasonably be expected to (i) prevent consummation of the transactions contemplated by this Agreement, or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation of such transaction;

(c) the representations and warranties set forth in Article IV shall be true and correct as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent any such inaccuracies, individually or in the aggregate, have not had and would not reasonably be expected to have a Buyer Material Adverse Effect;

(d) the Buyer shall have performed or complied with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(e) the Equityholder Representative shall have received the Buyer Certificate; and

(f) the Equityholder Representative shall have received a counterpart of the Escrow Agreement executed by the Buyer and the Escrow Agent.

Article VIII

INDEMNIFICATION

8.1 Indemnification by the Sellers.

(a) From and after the Closing, each Seller shall defend and indemnify the Buyer in respect of, and hold it harmless against and will compensate and reimburse the Buyer for, any and all Damages incurred or suffered by any Buyer Indemnified Party (regardless of whether such Damages relate to any Third Party Action) resulting from, relating to or constituting (i) any breach, as of the date of this Agreement or as of the Closing Date, of any Specified Seller Representation of such Seller or (ii) any failure by such Seller to perform any covenant or agreement of such Seller contained in this Agreement.

(b) From and after the Closing, the Participating Sellers, severally in proportion to the respective Adjusted Pro Rata Shares, shall defend and indemnify the Buyer in respect of, and hold it harmless against and will compensate and reimburse the Buyer for, any and all Damages incurred or suffered by any Buyer Indemnified Party (regardless of whether such Damages relate to any Third Party Action) to the extent resulting from, relating to or constituting: (i) any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty contained in Article II of this Agreement; (ii) any failure to perform any covenant or agreement of any Group Company contained in this Agreement that is required to be performed by a Group Company at or prior to the Closing; or (iii) the following Taxes, except to the extent reflected in the Final Closing Adjustment: (A) any Taxes of any Seller to the extent such Taxes are primarily chargeable on the Buyer; (B) any Taxes for, or allocated in accordance with Section 9.3(a)(ii) to, any Pre-Closing Tax Period due and payable by any of the Group Companies, including any Taxes with respect to any Pre-Closing Tax Period for which payment has been deferred pursuant to Section 2302 of the CARES Act or any similar provision of state, local or non-U.S. Laws or any UK Deferred Taxes; (C) any Taxes for which any Group Company has any liability under Treasury Regulation Section 1.1502-6 or under any comparable or similar provision of state, local or non-U.S. Laws as a result of being a member of an affiliated, consolidated, combined, unitary or similar group prior to the Closing; (D) any Taxes that are borne by Sellers pursuant to Section 9.3(f); and (E) the loss of any Closing Adjustment Statement Relief, which, for these purposes, shall be calculated as the amount by the Final Closing Adjustment would have been increased if such Relief had not been taken into account as Closing Adjustment Statement Relief in the preparation of the Final Closing Adjustment Statement.

8.2 Indemnification Claims.

(a) The Buyer shall give written notification to the Equityholder Representative of the commencement of any Third Party Action (or any written notice received by the Buyer or any of its Subsidiaries threatening the commencement of any third Party Action). Such notification shall be given as promptly as is reasonably practicable, and in any event within twenty (20) calendar days after receipt by the Buyer of notice of such pending or threatened Third Party Action, and shall describe in reasonable detail (to the extent then known by the Buyer) the facts constituting the basis for such Third Party Action and the amount of the claimed Damages. No delay or failure on the part of the Buyer in so notifying the Equityholder Representative shall relieve any Seller of any liability or obligation hereunder except to the extent such Seller is actually prejudiced by such delay or failure. Within twenty (20) calendar days after delivery of such notification, the Equityholder Representative may, upon written notice thereof to the Buyer (and subject to the rights of the insurer under the R&W Policy to control the defense of Third Party Actions covered by such R&W Policy), assume control of the defense of such Third Party Action with counsel reasonably satisfactory to the Buyer; provided that (i) the Equityholder Representative may only assume control of such defense if (A) it acknowledges in writing to the Buyer on behalf of all of the Participating Sellers that any Damages that may be assessed against any Buyer Indemnified Party in connection with such Third Party Action constitute Damages for which the Buyer shall be indemnified pursuant to, and subject to the limitations set forth, this Article VIII, (B) the ad damnum in such Third Party Action, taken together with the estimated costs of defense thereof and the Claimed Amount with respect to any unresolved claims for indemnification then pending, is less than or equal to the current balance of the Escrow Fund, and (C) an adverse resolution of the Third Party Action would not reasonably be expected to have a material adverse effect on the goodwill or reputation of any Buyer Indemnified Party or the business, operations or future conduct of any Buyer Indemnified Party and (ii) the Equityholder Representative may not assume control of the defense of any Third Party Action involving Taxes, any Governmental Entity or criminal liability or to the extent equitable relief is sought (and cannot be separated from claims for monetary damages) against the Buyer or any of its subsidiaries. If the Equityholder Representative does not, or is not permitted under the terms hereof to, so assume control of the defense of a Third Party Action, the Buyer shall, subject to the other provisions set forth herein, control such defense. The Non-controlling Party may participate in such defense at its own expense. The Controlling Party shall keep the Non-controlling Party advised of the status of such Third Party Action and the defense thereof and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto. The Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Action. The fees and expenses of counsel to the Buyer Indemnified Parties with respect to a Third Party Action shall be considered Damages for purposes of this Agreement if (i) the Buyer controls the defense of such Third Party Action pursuant to the terms of this Section 8.2(a) or (ii) the Equityholder Representative assumes control of such defense and the Buyer reasonably concludes that a Seller, on the one hand, and the Buyer, on the other hand, have conflicting interests or different defenses available with respect to such Third Party Action. Neither the Equityholder Representative nor any Seller shall agree to any settlement of, or the entry of any judgment arising from, any Third Party Action without the prior written consent of the Buyer, which shall not be unreasonably withheld, conditioned or delayed; provided that the consent of the Buyer shall not be required if the Equityholder Representative, on behalf of all of the Participating Sellers, agrees in writing to pay any amounts payable pursuant to such settlement or judgment and such settlement or judgment includes a complete release of the Buyer Indemnified Parties from further liability. Except as provided in Section 8.2(e), the Buyer shall not agree to any settlement of, or the entry of any judgment arising from, any such Third Party Action without the prior written consent of the Equityholder Representative, which shall not be unreasonably withheld, conditioned or delayed.

(b) In order to seek indemnification under this Article VIII, the Buyer shall deliver a Claim Notice to the Equityholder Representative (including, in the case of an indemnification claim directly against a Participating Seller, to such Participating Seller) promptly upon becoming aware of the facts and circumstances reasonably giving rise to a claim for indemnification under this Article VIII.

(c) Within twenty (20) calendar days after receipt of a Claim Notice, the Equityholder Representative shall deliver to the Buyer a Response, in which the Equityholder Representative, on behalf of all of the Participating Sellers, shall: (i) agree that the Buyer is entitled to receive all of the Claimed Amount (in which case the Response shall be accompanied by a letter from the Equityholder Representative instructing the Escrow Agent to disburse to the Buyer from the Escrow Fund an amount in cash equal to the Claimed Amount), (ii) agree that the Buyer is entitled to receive the Agreed Amount (in which case the Response shall be accompanied by a letter from the Equityholder Representative instructing the Escrow Agent to disburse to the Buyer from the Escrow Fund an amount in cash equal to the Agreed Amount) or (iii) dispute that the Buyer is entitled to receive any of the Claimed Amount. If no Response is delivered by the Equityholder Representative within such twenty (20) calendar day period, the Participating Sellers shall be deemed to have agreed that all of the Claimed Amount is owed to the Buyer. Acceptance by the Buyer of partial payment of any Claimed Amount shall be without prejudice to the Buyer’s right to claim the balance of any such Claimed Amount except to the extent otherwise provided in a written instrument signed by the Buyer.

(d) Subject to Section 1.6(h), any Dispute shall be resolved in accordance with Section 12.10. If the Buyer seeks to enforce the claim that is the subject of the Dispute pursuant to the Escrow Agreement, the Equityholder Representative and the Buyer shall deliver to the Escrow Agent, promptly following the final resolution of the Dispute (whether by mutual agreement, judicial decision or otherwise), a written notice executed by both parties instructing the Escrow Agent as to what (if any) portion of the Escrow Fund shall be distributed to the Buyer (which notice shall be consistent with the terms of the resolution of the Dispute).

(e) Without limitation of Section 1.6, the Equityholder Representative shall have full power and authority on behalf of each Participating Seller to take any and all actions on behalf of, execute any and all instruments on behalf of, and execute or waive any and all rights of, the Participating Sellers under this Article VIII (except to the extent of claims made directly against a Participating Seller for a breach of such Participating Seller’s Specified Seller Representations, or such Participating Seller’s Fraud or Willful Breach). Subject to the foregoing, the Equityholder Representative shall have no liability to any Participating Seller for any action taken or omitted on behalf of any Participating Seller pursuant to this Article VIII.

8.3 Survival of Representations and Warranties.

(a) Except in cases of Fraud or Willful Breach, (x) the representations and warranties in Article III of this Agreement will survive until 18 months after the Closing, except that: (i) representations and warranties set forth in Sections 3.10 (tax matters), 3.17 (labor and employment), 3.18 (employee benefit plans) shall survive until the date that is six (6) years after the Closing; (ii) the representations and warranties set forth in Sections 3.13 (intellectual property) and 3.29 (privacy) shall survive until the date that is three (3) years after the Closing; and (iii) the representations and warranties in Sections 3.1 (organization, standing and corporate power), 3.2 (capitalization), 3.4(a) (authority), 3.4(b) (absence of conflicts with charter documents), 3.11 (title), 3.24 (certain business relationships with affiliates) and 3.27 (brokers) shall survive until the date that is six (6) years after the Closing (the representations and warranties described in the foregoing clauses (i) through (iii), the “Fundamental Representations”); and (y) the Specified Seller Representations shall survive until the date that is six (6) years after the Closing. All covenants and agreements set forth in this Agreement shall survive until fully performed.

(b) If the Buyer delivers to the Equityholder Representative, before expiration of a representation, warranty, covenant or agreement (including the indemnification provisions set forth in Section 8.1), either a Claim Notice based upon a breach of such representation, warranty, covenant or agreement, then the applicable representation, warranty, covenant or agreement shall survive until, but only for purposes of, the resolution of the matter covered by such notice, if such resolution occurs after such representation, warranty, covenant or agreement would otherwise expire pursuant to the terms hereof.

8.4 Limitations.

(a) Except in cases of Fraud or Willful Breach, or in cases of breaches of Specified Seller Representations, the liability of any Seller for indemnification claims under this Article VIII shall be limited to such Seller’s Pro Rata Share of the Escrow Fund. In no event will the aggregate liability of a Seller for indemnification claims under this Article VIII exceed the portion of the Aggregate Consideration received by such Seller, except in cases of Fraud by such Seller or, in the case of the Participating Sellers only, Willful Breach by such Participating Seller.

(b) Except in cases of Fraud or, in the case of the Participating Sellers only, Willful Breach (in each case, for which the Escrow Fund and the Buyer’s rights under the R&W Policy shall be Buyer’s first source of recovery), or in the case of breaches of the Specified Seller Representations, (x) the Escrow Amount (and the Buyer’s rights under the R&W Policy) shall be the sole and exclusive source of indemnification of the Buyer under this Agreement and (y) there will be no recoveries with respect to any breach of representations and warranties until, and solely to the extent that, the aggregate amount of indemnifiable Damages under this Article VIII exceed an amount equal to the Escrow Amount.

(c) No Seller shall have any right of contribution against any Group Company with respect to any breach by such Group Company of any of its representations, warranties, covenants or agreements set forth in this Agreement.

(d) The rights to indemnification set forth in this Article VIII shall not be affected by (i) any investigation conducted by or on behalf of any Buyer Indemnified Party or any knowledge acquired (or capable of being acquired) by any Buyer Indemnified Party, whether before or after the date of this Agreement or the Closing Date, with respect to the inaccuracy or noncompliance with any representation, warranty, covenant or obligation which is the subject of indemnification hereunder, or (ii) any waiver by the Buyer of any closing condition relating to the accuracy of representations and warranties or the performance of or compliance with agreements and covenants.

(e) Any indemnification payments made to a party pursuant to this Article VIII shall be treated as an adjustment to the Aggregate Consideration for Tax purposes to the extent permitted by Law.

(f) Notwithstanding anything to the contrary in this Agreement, for the purposes of determining (i) whether there has been a breach of any representation or warranty set forth in Article II or Article III and (ii) the amount of Damages for which the Buyer may be entitled to indemnification under this Article VIII, each such representation or warranty (other than the representations and warranties set forth in Section 3.6(a)) shall be deemed to have been made without any qualifications or limitations as to materiality (including any qualifications or limitations made by reference to a Company Material Adverse Effect).

(g) The Buyer shall have the right to satisfy any indemnification obligations of the Sellers for Damages that are finally determined to be payable in accordance with this Article VIII, by reducing, setting off against, and retaining such portion of any Future Payment that becomes payable pursuant to this Agreement as is necessary to satisfy such claims.

(h) The Sellers shall have no liability for indemnification claims under this Article VIII for Damages with respect to (i) any Taxes arising from a breach of the representations and warranties made by or on behalf of the Group Companies set forth in Section 3.10 (Tax Matters) (other than the representations and warranties contained in Section 3.10(i), (l), (m), (o) or (t) that are attributable to a taxable period (or portion thereof) beginning after the Closing Date), (ii) except as provided in Section 8.1(b)(iii)(E), the amount, value or condition of, or any limitations on, any Tax asset or attribute (e.g., net operating loss or Tax credit) of a Group Company, including the ability of any Group Company or Buyer or any of its Affiliates to utilize such Tax asset or attribute following the Closing, (iii) any Taxes arising as a result of an action taken or inaction by Buyer or its Affiliates (including the Group Companies after the Closing) outside of the Ordinary Course of Business on the Closing Date after the Closing (including any change in accounting date of any Group Company), unless such action was taken at the request of the Sellers, (iv) any Taxes arising from an election made with respect to any of the Group Companies under Sections 336(e) or 338 of the Code, (v) any Taxes arising as a result of any increase in rates of Taxation, any change in law or in the published practice of any Tax Authority made in each case after Closing, (vi) any Taxes arising as a result of a failure or omission on the part of any Group Company after Closing to make any valid claim, election, surrender or disclaimer or to give any valid notice or consent in circumstances where the making, giving or doing of which was taken into account in computing the provision or reserve for Taxation in the Closing Adjustment Statement that was notified to the Buyer by the Sellers, (vii) any Taxes for which Relief (other than Closing Adjustment Statement Relief or Relief arising post-Closing) is available to the relevant Group Company to relieve or mitigate such liability at no cost to the relevant Group Company or (viii) Sales Taxes.

(i) In calculating the amount of Damages payable to any Buyer Indemnified Party hereunder, the amount of any indemnified Damages shall be determined net of (i) any amounts to which any Buyer Indemnified Party (or its Affiliates) is entitled under the R&W Policy or any other insurance policy (net of the cost of recovery and any increase in premiums or deductibles) with respect to such Damages and (ii) the amount of any other third party recoveries actually received (net of reasonable and documented collection costs) with respect to such Damages. Each Buyer Indemnified Party shall use commercially reasonable efforts to recover any such amount from any applicable insurance policy (including the R&W Policy). If payment from the any such insurance policy or such other third party is received by a Buyer Indemnified Party after indemnification is received by any Buyer Indemnified Party hereunder, such Buyer Indemnified Party shall promptly pay to the applicable Participating Sellers the amount recovered by it from such insurance policy or such third party for which such Buyer Indemnified Party had been indemnified hereunder to the extent such recovery (net of all costs of recovery and increases in insurance premiums, together with the amount of indemnification received by the Buyer hereunder) exceeds the amount of Damages incurred by the Buyer Indemnified Parties in connection with the matter giving rise to such indemnification.

(j) Except for remedies arising from claims against a Seller based on such Seller’s Fraud or for any claims against a Seller under any Transaction Document (other than this Agreement) to which such Seller is a party, the indemnification provisions set forth in this Article VIII shall be the sole and exclusive remedy of the Buyer Indemnified Parties (or any other Person) against the Sellers (and their Affiliates, direct or indirect investors, agents, employees, representatives) with respect to any and all claims from and after the Closing arising out of the subject matter of this Agreement and the transactions contemplated hereby.

8.5 Release of Escrow Funds.

(a) Within two (2) Business Days after the eighteen (18) month anniversary of the Closing Date (the “Release Date”), the Equityholder Representative and the Buyer shall deliver a joint instruction letter to the Escrow Agent under the Escrow Agreement instructing the Escrow Agent to disburse to the Paying Agent for the benefit of the Sellers any Release Amount for the Release Date. Within two (2) Business Days after final resolution of any claim giving rise to any portion of any Pending Claim Amount, the Buyer and the Equityholder Representative shall deliver a joint instruction letter to the Escrow Agent under the Escrow Agreement instructing the Escrow Agent to disburse such portion of the Pending Claim Amount in accordance with such final resolution. All amounts disbursed from the Escrow Fund for the benefit of the Sellers under this Agreement and the Escrow Agreement shall be paid to the Paying Agent for distribution to the Sellers, allocated among the Sellers in accordance with the Closing Date Allocation Schedule.

(b) “Release Amount” means the positive amount (if any) by which the Escrow Amount exceeds the sum of (A) the aggregate amount of all claims validly asserted by the Buyer against the Escrow Fund that have been resolved in favor of the Buyer to the extent such amount has not been disbursed to the Buyer prior to the Release Date (such amount, the “Pending Disbursement Amount”), plus (B) the aggregate amount of all claims validly asserted by the Buyer against the Escrow Fund that are pending as of the Release Date (such amount, the “Pending Claim Amount”), plus (C) the aggregate amount of all funds disbursed to the Buyer from the Escrow Fund prior to the Release Date under this Agreement and the Escrow Agreement.

Article IX

OTHER POST-CLOSING AGREEMENTS

9.1 No Claims. Effective as of the Closing, each Participating Seller, by its execution and delivery of this Agreement, hereby (a) waives any and all rights of indemnification, contribution and other similar rights against any Group Company (whether arising pursuant to any charter document of any Group Company, any Contract, applicable Law or otherwise) to the extent arising out of the representations, warranties, covenants and agreements contained in this Agreement, and agrees that any claim of the Buyer, whether for indemnity or otherwise, may be asserted directly against the Participating Sellers or any Participating Seller (solely to the extent, and subject to the limitations, provided in this Agreement), without any need for any claim against, or joinder of, any Group Company and (b) forever waives, releases and discharges (and hereby agrees to cause each of its representatives to forever waive, release and discharge) with prejudice each Group Company from any and all claims, rights (including rights of indemnification, contribution and other similar rights, from whatever source, whether under Contract, applicable Law or otherwise), causes of action, protests, suits, disputes, orders, obligations, debts, demands, proceedings, Contracts, promises, liabilities, controversies, costs, expenses, fees (including attorneys’ fees), or damages of any kind, arising by any means (including subrogation, assignment, reimbursement, operation of law or otherwise), whether known or unknown, suspected or unsuspected, accrued or not accrued, foreseen or unforeseen, or matured or unmatured related or with respect to, in connection with, or arising out of, directly or indirectly, such Participating Seller’s ownership (or purported ownership) in any Equity Interests of the Group Companies prior to the Closing; provided, however, this Section 9.1 shall not be construed as releasing (i) any party from its obligations otherwise expressly set forth in this Agreement or any agreement delivered pursuant hereto; (ii) any Group Company from any obligation to pay to any Person any wages or benefits arising in the Ordinary Course of Business solely from such Person’s employment with such Group Company; (iii) or any rights of the D&O Indemnitees as set forth in Section 6.9. Each Participating Seller hereby expressly waives any and all provisions, rights and benefits conferred by §1542 of the California Civil Code (or any similar, comparable or equivalent provision or Law) which section provides:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

9.2 Employee Matters.

(a) For a period of no less than twelve (12) months following the Closing Date (or, if shorter, the applicable Continuing Employee’s period of employment), the Buyer shall (or shall cause the Group Companies to) or will use commercially reasonable efforts to cause third-party vendors to, as applicable, provide the Continuing Employees who remain employed during such period with (i) annual base salary or wage and target cash incentive compensation no less favorable in the aggregate than what was provided by the Group Companies as of immediately prior to the Closing and (ii) employee benefits (but excluding change-in-control, retention, equity-related, retiree health or welfare, defined benefit, nonqualified deferred compensation plan, if applicable) substantially comparable in the aggregate to what is provided by the Group Companies as of immediately prior to the Closing. For purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any benefit plan or arrangement (other than a change-in-control, retention, equity-related, defined benefit, retiree health or welfare, or nonqualified deferred compensation plan, if applicable) of the Buyer and to the extent permitted by applicable Law and subject to any applicable break in service or similar rule, the Buyer shall, or shall use commercially reasonable efforts to cause third-party vendors to, provide that the Continuing Employees shall receive service credit under the Buyer’s benefit plans or arrangements for their period of service with the Group Companies prior to the Closing except where doing so would cause a duplication of benefits. The Buyer shall, or shall use commercially reasonable efforts to cause third-party vendors to, cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans to be waived with respect to such Continuing Employees and their eligible dependents in accordance with applicable Law.

(b) No provision of this Agreement shall (i) create any third-party beneficiary or other rights in any Company Employee or independent contractor of the Group Companies to enforce the provisions of this Section 9.2(b), (ii) be construed as an amendment, waiver or creation of any Employee Benefit Plan or other employee benefit plan the Group Companies, the Buyer or its or their respective Affiliates, (iii) limit in any way the right of the Buyer, the Group Companies or of any of their respective Affiliates to change its compensation structure or employee benefit programs or otherwise amend or terminate any Employee Benefit Plan or other employee benefit plan of the Group Companies, the Buyer or its or their respective Affiliates at any time, (iv) obligate the Buyer, the Group Companies or any of its or their respective Affiliates to provide any particular type or amount of compensation or benefits to any employee, including any Continuing Employee, or (v) create any right to employment, continued employment, or any term or condition of employment with the Buyer, the Group Companies or any of its or their respective Affiliates. Section 9.2(a) shall not apply to persons covered by collective bargaining agreements or other collective representations and shall not apply to persons employed outside the United States, who shall instead be provided compensation and benefits consistent with any Contracts covering them and applicable Law.

(c) Buyer shall, or shall cause the applicable Group Company to, pay to each Company Employee who is listed on Section 9.2(c) of the Disclosure Schedule (each, a “Bonus Eligible Employee”) the amount listed opposite such Bonus Eligible Employee’s name on Section 9.2(c) of the Disclosure Schedule (as applicable, the “2020 Accrued Payment”). The 2020 Accrued Payments will be paid to each Bonus Eligible Employee, less applicable withholding, (i) in the first payroll period in March 2021 or (ii) the first payroll date of the applicable Group Company following the date of such Bonus Eligible Employee’s involuntary termination of employment without Cause by the applicable Group Company.

9.3 Tax Matters.

(a) Preparation and Filing of Tax Returns; Payment of Taxes.

(i) The Group Companies shall prepare and timely file or cause to be prepared and timely filed all Tax Returns of the Group Companies that are required to be filed (taking into account extensions) on or prior to the Closing Date and shall make any payments required with respect to any such Tax Returns. Such Tax Returns shall be prepared and filed in accordance with applicable Law and in a manner consistent with past practices.

(ii) The Buyer shall prepare and timely file or cause to be prepared and timely filed all Tax Returns of the Group Companies that are required to be filed (taking into account extensions) after the Closing Date. Any such Tax Returns for a Pre-Closing Tax Period or Straddle Period shall be prepared in a manner consistent with the past practices of the Group Companies, except as required by applicable Law. At least twenty (20) Business Days (or such shorter period, as is reasonably practicable in the case of non-corporation Tax Returns) prior to the filing of any such Tax Return for a Pre-Closing Tax Period or Straddle Period, the Buyer shall submit a copy of such income or other material Tax Return to the Equityholder Representative for the Equityholder Representative’s review and comment, and the Buyer shall consider in good faith any comments provided by the Equityholder Representative that are received, in writing, by the Buyer within fifteen (15) Business Days (or such shorter period, as is reasonably practicable in the case of non-corporation Tax Returns) after submitting a copy of such Tax Return to the Equityholder Representative. The Buyer shall make all payments required with respect to any such Tax Returns; provided, however, that the Participating Sellers shall promptly indemnify the Buyer to the extent provided by Article VIII.

(b) Allocation of Certain Taxes. For purposes of this Agreement, the portion of any Taxes for any Straddle Period that are allocable to the portion of such taxable period that ends on the Closing Date shall be deemed to equal: (i) in the case of Taxes that (x) are based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property (other than Taxes described in Section 8.1(b)(iii)(D) and the Buyer Stamp Duty), the amount which would be payable if the taxable year ended with the Closing Date, and (ii) in the case of other Taxes imposed on a periodic basis (including property Taxes), the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the period ending with the Closing Date and the denominator of which is the number of calendar days in the entire period. For purposes of allocating Taxes attributable to any partnerships or specified foreign corporations (within the meaning of Section 965(e) of the Code), the taxable year of any such partnerships or specified foreign corporations shall be treated as ending on the Closing Date (without regard to any contrary provision of Law).

(c) Retroactive Tax-Related Actions. Following the Closing, if any amount remains in the Escrow Fund or any Future Payments remain unpaid, the Buyer shall not, and shall cause the Group Companies not to, without the prior written consent of the Equityholder Representative (such consent not to be unreasonably withheld, conditioned or delayed), if such action would reasonably be expected to result in an indemnification claim against the Sellers pursuant to Article VIII hereof or result in a reduction to any amount payable to Sellers pursuant to Section 9.3(f), (i) amend any Tax Return of any Group Company to the extent that such Tax Return relates to any Pre-Closing Tax Period, (ii) with respect to any Group Company, make, change or revoke any Tax election or adopt or change any accounting method or practice with respect to, or that has retroactive effect to, any Pre-Closing Tax Period, (iii) extend or waive the applicable statute of limitations with respect to a Tax or a Tax Return of any Group Company with respect to any Pre-Closing Tax Period, or (iv) other than with respect to Sales Taxes or Tax Returns with respect to Sales Taxes, pursue or agree to any voluntary disclosure agreement with any Governmental Entity that relates to, or voluntarily approach, any Governmental Entity regarding any Taxes (or potential Taxes) or Tax Returns of any Group Company for any Pre-Closing Tax Period.

(d) Section 338 or 336 Elections. Buyer shall defend and indemnify each Seller in respect of, and hold it harmless against and will compensate and reimburse each Seller for, any and all Taxes required to be paid, or other Damages incurred, by Sellers (or any of their direct or indirect equityholders) as a result of any election made under Sections 336 or 338 of the Code, or any similar provision of state, local or foreign Law, with respect to any of the transactions contemplated by this Agreement. The Equityholder Representative shall reasonably cooperate with the Buyer (at the Buyer’s expense) to determine, in a timely manner, the amount of Taxes, and any anticipated Damages, for which the Buyer would be required to indemnify Sellers (or any of their direct or indirect equityholders) if Buyer were to make an election under Sections 336 or 338 of the Code, or any similar provision of state, local or foreign Law, with respect to any of the transactions contemplated by this Agreement.

(e) Sales Tax Liability. If the sum of the actual Sales Taxes of the Group Companies paid within two years following the Closing Date for Pre-Closing Tax Periods and the amount of Sales Taxes of the Group Companies for Pre-Closing Tax Periods that is pending resolution with an applicable Tax Authority on the second anniversary of the Closing Date for which Sales Tax Returns or a voluntary disclosure have been filed, on an aggregate basis, is less than the Sales Tax Liability, then Buyer shall pay to the Sellers the difference as a Future Payment promptly following the second anniversary of the Closing Date. Buyer shall (i) keep the Equityholder Representative reasonably informed of the progress of any voluntary disclosures made with respect to Sales Taxes of the Group Companies for any Pre-Closing Tax Period, (ii) provide the Equityholder Representative with copies of correspondences and other documents relating to any such voluntary disclosures, and (iii) provide Equityholder Representative with the opportunity to participate, at the expense of the Sellers, in any such voluntary disclosure.

(f) U.K. Tax Reduction; R&D Tax Credits. The Buyer shall pay to the Sellers as a Future Payment:

(i) the amount of reduction in or repayment of, if any, United Kingdom corporation tax (other than amounts of corporation tax for which a claim could otherwise be made under Section 8.1(b) in which case such claim shall be reduced by the amount of such reduction or repayment) that (x) results from the exercise of the In-the-Money Company Options in connection with the Closing, and (y) results in a saving by the relevant Group Company or any member of the Buyer’s Group in the current year in which the Closing occurs and the taxable year immediately following the year in which the Closing occurs (the “Tax Reduction Periods”) (such reduction or repayment being the “Options Tax Relief”), provided that the Buyer shall use its reasonable endeavors to procure that the relevant Group Company obtains as soon as possible following Closing such corporation tax deduction and Options Tax Relief in the maximum amount allowed by law in respect of the Tax Reduction Periods save that the Buyer shall not be required to procure that the Options Tax Relief is claimed or used before (or instead of) other reliefs arising to any Group Company(A) if such reliefs would not be available to be used in any periods other than the Tax Reduction Periods; and (B) if such reliefs arose prior to the Closing, they are reflected in Closing Net Working Capital or Closing Indebtedness, which amount shall be payable within one hundred and eighty (180) days after filing of the applicable Tax Return containing the related Tax deduction for the Tax Reduction Period in which the saving is made; provided, however, no dispute, enquiry, investigation or other action has been raised in respect of the Options Tax Relief during the one hundred and eighty (180) day period by HMRC or such other Tax Authority with appropriate jurisdiction (in which case payment shall be made as soon as reasonably practicable following the date on which such enquiry is resolved with HMRC by way of a closure notice or earlier indication that such enquiry is resolved). No payments shall be made in respect of any saving made as a result of Options Tax Relief in periods other than the Tax Reduction Periods. The Buyer shall procure that the relevant Group Companies shall not do anything to prejudice the availability of any Options Tax Relief, and in particular shall not surrender any amount by way of group relief to or from any other company if this shall reduce the Options Tax Relief in the Tax Reduction Periods; and

(ii) the amount of any R&D Credits (whether in the form of a reduction or repayment of corporation tax or in the form of a payment from HMRC or any other Tax Authority or Governmental Authority) available to any Group Company in respect of the period ended December 31, 2019, as claimed on the relevant Group Company’s Tax Return for such period provided, however, such R&D Credits are received in money or money’s worth (including by way of set off or reduction in or repayment of any corporation tax actually paid or payable) by the Buyer no later than March 31, 2021, which amount shall be payable to Sellers promptly after receipt thereof. The Buyer shall use its Reasonable Best Efforts to procure that the relevant Group Companies obtain such R&D Credits as soon as reasonably possible and in the maximum amount lawfully possible and shall not do anything to prejudice or delay the receipt or benefit of such R&D Credits.

(g) Sellers, on the one hand, and the Buyer, on the other, shall each be responsible for and shall pay fifty percent (50%) of all sales or transfer taxes (including real property transfer Taxes) arising out of the transfer of the Purchased Interests pursuant to this agreement, other than the Buyer Stamp Duty (which shall be payable by the Buyer).

Article X

TERMINATION AND AMENDMENT

10.1 Termination. This Agreement may be terminated at any time prior to the Closing (with respect to Sections 10.1(b) through 10.1(e), by written notice by the terminating party to the other party) as provided below:

(a) by mutual written consent of the Buyer and the Equityholder Representative; or

(b) by either the Buyer or the Equityholder Representative if the Closing shall not have occurred on or before the Outside Date; provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to (i) the Buyer, if the failure of the Closing to have occurred on or before the Outside Date was proximately caused by the failure of the Buyer to perform any of its obligations under this Agreement or (ii) the Equityholder Representative, if the failure of the Closing to have occurred on or before the Outside Date was proximately caused by the failure of any Group Company or any Participating Seller to perform any of such Person’s obligations under this Agreement; or

(c) by either the Buyer or the Equityholder Representative if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final Order or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; provided, however, that the right to terminate this Agreement under this Section 10.1(c) shall not be available to (i) the Buyer, if the issuance of such Order or the taking of such action was proximately caused by the failure of the Buyer to perform any of its obligations under this Agreement or (ii) the Equityholder Representative, if the issuance of such Order or the taking of such action was proximately caused by the failure of any Group Company or any Participating Seller to perform any of such Person’s obligations under this Agreement; or

(d) by the Buyer, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of any Group Company or Participating Seller set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.1(c) or 7.1(d) not to be satisfied and (ii) shall not have been cured or waived within twenty (20) days following receipt by the applicable Group Company or Participating Seller of written notice of such breach or failure to perform from the Buyer; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to the Buyer if the Buyer is then in material breach of any representation, warranty or covenant set forth in this Agreement; or

(e) by the Equityholder Representative, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Buyer set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.2(a) or 7.2(b) not to be satisfied and (ii) shall not have been cured or waived within twenty (20) days following receipt by the Buyer of written notice of such breach or failure to perform from the Equityholder Representative; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to the Equityholder Representative if any of the Group Companies or Participating Sellers is then in material breach of any representation, warranty or covenant set forth in this Agreement.

10.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 10.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of any party or its respective officers, directors, equity holders or Affiliates; provided, that (a) any such termination shall not relieve any party from liability for Damages for any Willful Breach on the part of such party, including such party’s obligation to close if it was otherwise obligated to do so under the terms of this Agreement and (b) each of Section 5.2 (Confidentiality), this Section 10.2 (Effect of Termination), Section 10.3 (Fees and Expenses), Article XII (Miscellaneous) (in each case including the respective meanings ascribed to the related capitalized terms in Article XI (Definitions)), Buyer’s reimbursement and indemnification obligations pursuant to Section 6.4, and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement. Nothing shall limit or prevent any party from exercising any rights or remedies it may have under Section 12.9 hereof in lieu of terminating this Agreement pursuant to Section 10.1.

10.3 Fees and Expenses. Except as otherwise expressly provided herein, the Buyer will pay all fees and expenses (including legal and accounting fees and expenses and the Buyer Stamp Duty) incurred by it in connection with the transactions contemplated hereby and the Company Transaction Expenses shall be paid by the Company.

10.4 Amendment. This Agreement may be mutually amended by the Buyer, the Company and the Equityholder Representative (on behalf of itself and the Sellers) at any time. This Agreement may not be amended except by an instrument in writing signed (a) in the case of an amendment of any of Section 1.6, Section 1.7, Article VIII, Article IX, this Article X, Article XI and Article XII, on behalf of each of the Buyer, the Company and the Participating Sellers hereto, and (b) in the case of an amendment of any other provision of this Agreement, on behalf of the Buyer, the Company and the Equityholder Representative.

10.5 Extension; Waiver. (a) At any time prior to the Closing, the Buyer, the Group Companies and the Equityholder Representative (on behalf of itself and the Sellers) may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein; (b) any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party; (c) such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver; and (d) the failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Article XI

DEFINITIONS

For purposes of this Agreement, each of the following terms has the meaning set forth below.

“2020 Accrued Payment” has the meaning set forth in Section 9.2(c).

“Accounting Principles” means the Accounting Standards applied on a basis consistent with the application thereof to the Company Financial Statements.

“Accounting Standards” means FRS 102.

“Adjusted Pro Rata Share” means, with respect to any Company Shares or In-the-Money Company Options, a fraction, (a) the numerator of which is the number of Company Shares represented thereby or subject thereto (as applicable) as of immediately prior to the Closing, and (b) the denominator of which is the number of Fully Diluted Shares minus the number of Fully Diluted Shares held by any Seller who is not a Participating Seller.

“Adjustment Escrow Amount” means $350,000.

“Adjustment Escrow Fund” means the account established pursuant to the Escrow Agreement to hold the Adjustment Escrow Amount and any interest or other amounts earned thereon prior to such time, less disbursements therefrom prior to such time in accordance with this Agreement and the Escrow Agreement.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct, secure or cause the direction of the management or policies of a Person, whether through the ownership of shares, securities or partnership or other ownership interests or by contract (including by the articles of association or other Organizational Documents).

“Aggregate Closing Consideration” means an amount in cash equal to (a) the Base Purchase Price, minus (b) the Estimated Closing Adjustment (which for the avoidance of doubt may be a positive or negative number), minus (c) the Escrow Amount, (d) minus the Adjustment Escrow Amount and minus (e) the Equityholder Representative Expense Amount plus (f) the aggregate exercise price with respect to all In-the-Money Company Options outstanding as of immediately prior to the Closing (but after taking into account all exercises of In-the-Money Company Options effective simultaneously with the Closing).

“Aggregate Consideration” means the sum of (a) the Aggregate Closing Consideration, plus (b) any Future Payments that become payable in accordance with the terms of this Agreement or the Escrow Agreement.

“Aggregate Residual Closing Consideration” means the sum of (a) the Aggregate Closing Consideration, less (b) the Deferred Shares Closing Consideration.

“Agreed Amount” means part, but not all, of the Claimed Amount.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Anti-Bribery Laws” has the meaning set forth in Section 3.20.

“Base Purchase Price” means $150,000,000.00.

“Bonus Eligible Employee” has the meaning set forth in Section 9.2(c).

“Business” has the meaning set forth in the recitals to this Agreement.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in Boston, Massachusetts, New York, New York or London, England are permitted or required by Law, executive order or governmental decree to remain closed.

“Buyer” has the meaning set forth in the first paragraph of this Agreement.

“Buyer Certificate” means a certificate delivered by the Buyer, signed on behalf of the Buyer by an authorized officer of the Buyer, to the effect that each of the conditions specified in paragraphs (a) and (b) of Section 7.2 is satisfied in all respects.

“Buyer Indemnified Parties” means the Buyer and its Affiliates (including, after the Closing, each Group Company).

“Buyer Material Adverse Effect” means any Change that has a material adverse effect on the ability of the Buyer to consummate the transactions contemplated by this Agreement.

“Buyer Stamp Duty” means the UK stamp duty or stamp duty reserve tax liability payable in connection with the transfer of the issued and outstanding Company Shares to the Buyer

“CARES Act” has the meaning set forth in Section 3.10(z).

“Cause” means, for the purposes of Sections 5.1(f) and 9.2(c), (i) gross misconduct or gross negligence in the performance of employee duties; (ii) being charged with or convicted of any criminal offence (other than minor automobile offenses); (iii) material breach of any term of the contract of employment; or (iv) any reason justifying summary dismissal under an applicable Group Company policy.

“CERCLA” means the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

“Certificate” means a certificate which as of immediately prior to the Closing represented issued and outstanding Company Shares (or a customary indemnity in lieu thereof executed by the registered holder of the relevant Company Shares in favor of the Buyer in a form reasonably satisfactory to the Buyer).

“CFA” has the meaning set forth in Section 3.10(v).

“Change” means any change, event, circumstance or development.

“Claim Notice” means written notification which contains (a) a description of the Damages incurred or reasonably expected to be incurred by the Buyer and the Claimed Amount of such Damages, to the extent then known, (b) a statement that the Buyer is entitled to indemnification under Article VIII for such Damages and a reasonable explanation of the basis therefor, and (c) a demand for payment in the amount of such Damages.

“Claimed Amount” means the amount of any Damages incurred or reasonably expected to be incurred by the Buyer in connection with a claim for indemnification pursuant to Article VIII.

“Clearance” has the meaning set forth in Section 3.10(b).

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Adjustment Items” means the sum of (a) the Company Transaction Expenses, (b) the Employee Amount, (c) if the Closing Cash exceeds the amount of the Closing Indebtedness, a negative number (which, for the avoidance of doubt, shall reduce the Estimated Closing Adjustment and the Final Closing Adjustment) equal to the amount by which the Closing Cash exceeds the amount of the Closing Indebtedness, (d) if the amount of the Closing Indebtedness exceeds the Closing Cash, the amount by which the Closing Indebtedness exceeds the Closing Cash, (e) if Closing Net Working Capital is less than the Working Capital Target, the amount of such shortfall, and (f) if the Closing Net Working Capital exceeds the Working Capital Target, a negative number (which, for the avoidance of doubt, shall reduce the Estimated Closing Adjustment and the Final Closing Adjustment) equal to such excess.

“Closing Adjustment Statement” means the statement of the Closing Adjustment Items prepared in accordance with the provisions of Section 1.6 and in the form of Schedule 1.6(a).

“Closing Adjustment Statement Relief” means any Relief which appears or has been taken into account in the Final Closing Adjustment Statement or has been taken into account in reducing or eliminating any provision for deferred tax which appears in the Final Closing Adjustment Statement (or which, but for the presumed availability of such Relief, would have appeared in the Final Closing Adjustment Statement) and any prepayment of Tax which is treated as an asset in the Final Closing Adjustment Statement.

“Closing Cash” means all cash and cash equivalents held by the Group Companies (plus the amount of all un-cleared checks or deposits for the benefit of the Group Companies, and less the amount of all un-cleared checks drafts issued by the Group Companies, security deposits and any other cash or cash equivalents that is subject to limitation on use as of immediately following the Closing), measured as of 11:59 PM Eastern time on the day immediately prior to the Closing Date and determined in accordance with the Accounting Principles (to the extent consistent with the Accounting Standards).

“Closing Date” means (a) a date to be specified by the Buyer, which shall be no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than the delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing); provided that, without the Buyer’s consent, such date shall not be prior to the Inside Date; or (b) such other date as may be mutually agreeable to the Equityholder Representative and the Buyer.

“Closing Date Allocation Schedule” means a schedule, prepared by the Equityholder Representative in substantially the form attached hereto as Exhibit B and dated as of the Closing Date (as such schedule may be updated, corrected, amended or modified in accordance with Section 1.6(a) from time to time after the Closing), setting forth, with respect to each Seller, (a) such Seller’s name and address; (b) the number of Company Shares held as of the Closing Date by such Seller; (c) (i) the number of Company Shares subject to Non-Employee In-the-Money Company Options outstanding immediately prior to the Closing (after giving effect to the full acceleration of vesting in connection with the transactions contemplated by this Agreement or otherwise) held by such Seller (and, if applicable, the exercise price thereof), and (ii) the number of Company Shares subject to Employee In-the-Money Company Options outstanding immediately prior to the Closing (after giving effect to the full acceleration of vesting in connection with the transactions contemplated by this Agreement or otherwise) held by such Seller (and, if applicable, the exercise price thereof); (d) the portion of the Aggregate Closing Consideration attributable to such Seller’s Company Shares, Non-Employee In-the-Money Company Options and Employee In-the-Money Company Options; and (e) the portion of any Future Payments attributable to such Seller’s Company Shares, Non-Employee In-the-Money Company Options and Employee In-the-Money Company Options.

“Closing Indebtedness” means all Indebtedness of each of the Group Companies to the extent outstanding as of the Closing.

“Closing Net Working Capital” means the Group Companies’ consolidated current assets in the asset categories reflected on Schedule 1.6(a) under the heading “Current Assets” less the Group Companies’ consolidated current liabilities as of the Closing in the liability categories reflected on Schedule 1.6(a) under the heading “Current Liabilities” (each determined in accordance with GAAP applied on a basis consistent with the application thereof to the most recent audited financial statements included in Company Financial Statements (to the extent consistent with GAAP)).

“Closing Payment Certificate” means a certificate, signed by the Company, which (a) sets forth (i) a calculation of the payments to be made by the Buyer in accordance with Section 1.3(b) or which the Buyer will procure that a Group Company make in accordance with Section 1.3, (ii) the identity of each Person entitled to a payment pursuant to Section 1.3(b) or Section 1.3, as appropriate, (iii) the amount due to each such Person and (iv) the applicable wire instructions for the account or accounts of such Person and (b) attaches the Closing Date Allocation Schedule as a schedule thereto.

“COBRA” means Part 6 of Title I of ERISA.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the first paragraph of this Agreement.

“Company 401(k) Plan” has the meaning set forth in Section 3.18(c).

“Company Articles of Association” means the articles of association of the Company, in effect as of the date of this Agreement.

“Company Data” means all confidential or sensitive data and information belonging to the Group Companies and any Personal Data held or used by the Group Companies.

“Company Certificate” means a certificate delivered by the Company, signed on behalf of each of the Group Companies by the Chief Executive Officer or President and the Chief Financial Officer (or executive officer equivalent thereof) of the Company, to the effect that each of the conditions specified in Section 7.1 is satisfied.

“Company EMI Share” has the meaning set forth in Section 1.9(f).

“Company Employee” means any employee of any Group Company.

“Company Financial Statements” means:

(a) (i) the audited consolidated balance sheets of the Group Companies at December 31, 2019 and the related consolidated statements of operations, changes in stockholder’s equity and cash flows of the Group Companies as of the end of the fiscal year ended December 31, 2019 prepared in accordance with the Accounting Standards and (ii) an unaudited reconciliation to GAAP;

(b) (i) the audited consolidated balance sheets of the Group Companies at December 31, 2018 and 2017 and the related consolidated statements of operations, changes in stockholder’s equity and cash flows of the Group Companies as of the end of and for each of the fiscal years ended December 31, 2018 and 2017 prepared in accordance with the Accounting Standards and (ii) an unaudited reconciliation to GAAP; and

(c) (i) the unaudited consolidated balance sheets of the Group Companies at September 30, 2020 and the related consolidated statements of operations, changes in stockholder’s equity and cash flows of the Group Companies as of the end of and for the three fiscal quarters ended September 30, 2020 prepared in accordance with the Accounting Standards and (ii) an unaudited reconciliation to GAAP.

“Company Intellectual Property” means the Company Owned Intellectual Property and the Company Licensed Intellectual Property.

“Companies’ Knowledge,” “Knowledge of the Companies” and words of similar effect means the knowledge of each of the individuals named on Schedule 11, in each case after due and reasonable inquiry. Such individuals will be deemed to have knowledge of a particular fact, circumstance, event or other matter only if (a) such individual has actual knowledge of such fact, circumstance, event or other matter, or (b) such fact, circumstance, event or other matter would actually be known to such individual had he or she made reasonable inquiry of appropriate employees, directors and/or officers of any Group Company reasonably expected to have actual knowledge of such fact, circumstance or other matter.

“Company Licensed Intellectual Property” means all Intellectual Property that is, or is purported to be, licensed to any of the Group Companies by any third party.

“Company Material Adverse Effect” means any Change that, individually or in the aggregate with all other Changes, has had or would reasonably be expected to have a material adverse effect on (a) the Business, the assets and liabilities (taken together), or financial condition of the Group Companies or the results of operations of the Group Companies taken as a whole, other than an adverse change of effect resulting from (except to the extent, in the cases of clause (i), (ii), (iii), (iv), (vii) and (viii) below, they had a disproportionate effect on the Group Companies as compared to the other companies in the industries in which the Group Companies operate): (i) general economic conditions (or changes in conditions) in the U.S., the United Kingdom or any other country or region of the world; (ii) conditions (or changes in such conditions) in the industries in which the Group Companies operate; (iii) the announcement or pendency of this Agreement or the transactions contemplated hereby; (iv) any change in applicable Laws or the interpretation thereof; (v) actions required to be taken pursuant to this Agreement; (vi) any change in GAAP or the generally accepted accounting principles of any jurisdiction to which any Group Company is subject; (vii) an earthquake or other natural disaster, pandemics or epidemics (including COVID-19 Measures) and other force majeure events in the United States, the United Kingdom or any other country or region in the world; (viii) political conditions (or changes in such conditions) in the U.S., the United Kingdom or any other country or region in the world; (ix) the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism; and (x) any failure by any Group Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would other be expected from this definition). For the avoidance of doubt, the parties agree that the terms “material,” “materially” and “materiality” as used in this Agreement with an initial lower case “m” shall have their respective customary and ordinary meanings, without regard to the meaning ascribed to Company Material Adverse Effect.

“Company Option” means an option to purchase Company Shares under any Company Option Plan that is outstanding and unexercised, including any EMI Option.

“Company Optionholders” means each holder of Employee In-the-Money Company Options or Non-Employee In-the-Money Company Options.

“Company Option Plans” means, collectively, the Company UK Stock Option Plan 2012, the Company US Stock Option Plan 2012 and the Company pre-2012 Option Plan in each case, as amended from time to time.

“Company Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by, or exclusively licensed (or purported to be exclusively licensed) to, any Group Company, in whole or in part.

“Company Plan” means any Employee Benefit Plan in respect of any current or former employees, independent contractors, directors, officers or equity holders of any Group Company that are sponsored or maintained by such Group Company or ERISA Affiliate or with respect to which such Group Company has made or is required, directly or indirectly to make or fund payments, transfers or contributions or has or may have any actual or potential liability, including any Employee Benefit Plan sponsored by a third party that covers service providers to any Group Company.

“Company Privacy Policy” shall mean each external or internal, past or present written privacy or security policy or other public written privacy- or security-related policy, notice, representation, obligation, or promise of any Group Company relating to: (a) the privacy of any individuals, including users of any Group Company product or service; or (b) the Processing or security of any Personal Data, including Personal Data of individuals who are employees of any Group Company or are associated with Persons with which any Group Company thereof has an agreement.

“Company Registrations” means Intellectual Property Registrations that are registered or filed in the name of any Group Company, alone or jointly with others.

“Company Shares” means (a) the ordinary shares of £0.005 each in the capital of the Company, (b) the series A convertible preference shares of £0.005 each in the capital of the Company, (c) the series A-1 convertible preference shares of £0.001 each in the capital of the Company and (d) the Deferred Shares,

“Company Source Code” means the source code for any Software included in the Customer Offerings or Internal Systems.

“Company Transaction Expenses” means all the sum of, without duplication, (i) all brokerage fees and commissions, finders’ fees or financial advisory fees, any fees and expenses of legal counsel or accountants or other professional services fees payable by any of the Group Companies (or for which any of the Group Companies is responsible) in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, (b) 50% of the fees and expenses of the Escrow Agent, (c) 50% of the fees and expenses of the Paying Agent and (d) 50% of the premium for the R&W Policy, any Taxes on such premium, any underwriting or similar fee incurred in connection with the R&W Policy, and any compensation, fee, or expense payable to the Buyer’s broker in connection with the R&W Policy.

“Confidentiality Agreement” means that certain Nondisclosure Agreement, dated as of April 2, 2019, between the Buyer and the Company.

“Contract” means any legally binding contract, covenant, plan, undertaking, concession, agreement, franchise, instrument, license, sublicense, lease, sublease, note, bond, indenture, deed of trust, mortgage, Lien, loan agreement, instrument of Indebtedness or other binding understanding, commitment or arrangement, whether written or oral.

“Continuing Employees” means all Company Employees who (i) at the Closing, continue their employment with the Group Companies or the Buyer or any of its Subsidiaries, or (ii) remain or become at the Closing employees of the Group Companies or Buyer or any of its Subsidiaries as required by applicable Law.

“Controlling Party” means the party controlling the defense of any Third Party Action.

“COVID-19” shall mean the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measures” shall mean any Law, directive, pronouncement or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or industry group providing for business closures, changes to business operations, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of COVID-19, including, but not limited to, the CARES Act.

“Customer Offerings” means, with respect to each Group Company (a) the products (including Software and Documentation) that such Group Company (i) currently develops, manufactures, markets, distributes, makes available, sells or licenses to third parties, or (ii) has developed, manufactured, marketed, distributed, made available, sold or licensed to third parties in the past, and (b) the services that such Group Company (i) currently provides or makes available to third parties or (ii) has provided or made available to third parties in the past.

“D&O Indemnitees” has the meaning set forth in Section 6.9(a).

“Damages” means any and all claims, debts, obligations and other liabilities (whether absolute, accrued, contingent, fixed or otherwise, or whether known or unknown, or due or to become due or otherwise), diminution in value, monetary damages, fines, fees, penalties, interest obligations, deficiencies, losses, Taxes and expenses (including amounts paid in settlement, interest, court costs, costs of investigators, fees and expenses of attorneys, accountants, financial advisors and other experts, and other expenses of litigation, arbitration or other dispute resolution procedures), excluding indirect, special, punitive or exemplary damages except to the extent paid to a third party.

“Data Security Incident” means any actual or reasonably suspected breach of security of Company Data or any systems, databases, or other locations where Company Data is Processed regardless of whether such an incident triggers any notice or reporting obligations under applicable Information Privacy and Security Laws, including any actual or reasonably suspected, (a) unauthorized access to, acquisition of, or Processing of Company Data; (b) unauthorized or accidental loss, alteration, disclosure, deletion or destruction of Company Data; or (c) compromise, intrusion, or unauthorized access to networks, systems, databases, servers, or electronic or other media of the Company’s Internal Systems on which Company Data is Processed or from which Company Data may be accessed.

“Deferred Shares” means the deferred shares of £0.005 each in the capital of the Company.

“Deferred Shares Closing Consideration” means £0.01.

“Disclosure Schedule” means the Disclosure Schedule provided by the Group Companies and the Participating Sellers to the Buyer on the date hereof.

“Dispute” means the dispute resulting if the Equityholder Representative in a Response disputes the liability of the Sellers for all or part of a Claimed Amount.

“Documentation” means printed, visual or electronic materials, reports, white papers, documentation, specifications, designs, flow charts, code listings, instructions, user manuals, frequently asked questions, release notes, recall notices, error logs, diagnostic reports, marketing materials, packaging, labeling, service manuals and other information describing the use, operation, installation, configuration, features, functionality, pricing, marketing or correction of a product, whether or not provided to end users.

“Draft Company Financial Statements” has the meaning set forth in Section 3.6(a).

“EMI Option” means a Company Option that satisfies or is intended to satisfy the requirements of Schedule 5 to ITEPA. For the avoidance of doubt, each Company Option issued under the Company pre-2012 Option Plan shall be deemed an EMI Option.

“Employee Amount” means (a) all amounts payable by any Group Company pursuant to any change in control bonus plan or severance, change of control, retention or similar arrangement in effect prior to the Closing (excluding the Key Personnel Arrangement and other agreements effected by, or at the request of the Buyer) as a result of the Closing (without regard to any action taken by Buyer following the Closing), including the Transaction Bonuses, and (b) the employer’s share of Taxes payable with respect to (i) all such amounts described in the foregoing clause (a) and (ii) all payments with respect to In-the-Money Company Options pursuant to this Agreement.

“Employee Benefit Plans” means all employee benefit plans and compensation arrangements, including (a) “employee benefit plans,” as defined in Section 3(3) of ERISA, together with plans or arrangements that would be so defined if they were not (i) otherwise exempt from ERISA by Section 3(3) of ERISA or another Section of ERISA, (ii) maintained outside the United States or (iii) individually negotiated or applicable only to one individual and (b) any other written or oral benefit arrangement or obligation to provide benefits as compensation for services rendered, including employment or consulting agreements (except for agreements that provide for at will employment that can be terminated at no cost to the applicable Group Company or agreements that provide only what is legally required by applicable local Law), severance agreements, arrangements, plans or pay policies, stay or retention bonuses or compensation, incentive (including equity or equity-linked) plans, programs or arrangements, patent award programs, sick leave, vacation pay, plant closing benefits, salary continuation or insurance for disability, consulting, or other compensation arrangements, retirement, deferred compensation, bonus, share option or purchase plans or programs, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, any plans subject to favorable tax treatment and any plans providing benefits or payments in the event of a change of control, change in ownership or effective control, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof.

“Employee In-the-Money Company Option” means a Company Option held by a Company Employee that will receive consideration pursuant to the transactions contemplated by this Agreement.

“Enforceability Exceptions” has the meaning set forth in Section 3.4(a).

“Environmental Law” means any Law relating to the environment, occupational health and safety, or exposure of persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or Order pertaining to: (a) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (b) air, water and noise pollution; (c) groundwater and soil contamination; (d) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (e) transfer of interests in or control of real property which may be contaminated; (f) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (g) the protection of wild life, marine life and wetlands, and endangered and threatened species; (h) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (i) health and safety of employees and other persons. As used above, the term “release” shall have the meaning set forth in CERCLA.

“Equity Interest” means, with respect to any Person, any share, quota, partnership or membership interest, unit of participation or other similar interest (however designated) in such Person.

“Equityholder Representative” has the meaning set forth in the first paragraph of this Agreement.

“Equityholder Representative Account Payment” has the meaning set forth in Section 1.5(c).

“Equityholder Representative Expense Amount” means $250,000.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any entity which is, or at any applicable time was within the meaning of Section 414(b), (c), (m) or (o) of the Code, or Section 4001(a)(14) or (b)(1) of ERISA, or guidance thereunder, a member of (a) a controlled group of corporations, (b) a group of trades or businesses under common control, or (c) an affiliated service group, any of which includes or included a Group Company.

“Escrow Account” means the account established pursuant to the Escrow Agreement to hold the Escrow Amount.

“Escrow Agent” means JPMorgan Chase Bank, NA, as escrow agent pursuant to the Escrow Agreement, or any successor escrow agent pursuant to the Escrow Agreement.

“Escrow Agreement” means the Escrow Agreement substantially in the form attached hereto as Exhibit C.

“Escrow Amount” means the lesser of $223,334 and fifty percent (50%) of the retention under the R&W Policy.

“Escrow Fund” means, as of any time, the Escrow Amount, including any additions thereto made in accordance with this Agreement and the Escrow Agreement and any interest or other amounts earned thereon prior to such time, less disbursements therefrom prior to such time in accordance with this Agreement and the Escrow Agreement.

“Estimated Closing Adjustment” means the estimated amount of the Closing Adjustment Items as of the Closing Date to be delivered with the Estimated Closing Adjustment Statement in accordance with the provisions of Section 1.6(a).

“Estimated Closing Adjustment Statement” has the meaning set forth in Section 1.6(a).

“Exploit” means develop, design, test, modify, make, use, sell, have made, have used, have sold, import, reproduce, market, offer to sell, distribute, perform, display, transmit, commercialize, support, maintain, correct or create derivative works of; “Exploitation” has the correlative meaning.

“Final Closing Adjustment” has the meaning set forth in Section 1.6(f).

“Final Closing Adjustment Items” has the meaning set forth in Section 1.6(b).

“Final Closing Adjustment Statement” has the meaning set forth in Section 1.6(b).

“Financing” means one or more financings on terms satisfactory to the Buyer with aggregate net proceeds to the Buyer of at least $150,000,000.

“Financing Entities” means each debt or other Financing provider and each other Person (including each agent and arranger) that commits to provide or has otherwise entered into agreements with the Buyer or any of its Subsidiaries to provide Financing.

“Financing Parties” means the Financing Entities and their respective Affiliates and their and their respective Affiliates’ Representatives and their respective successors and assigns; provided that neither the Buyer nor any Affiliate thereof shall be a Financing Party.

“Foreign Plan” has the meaning set forth in Section 3.18(o).

“Fraud” means Delaware common law fraud with scienter in connection with the making of the representations and warranties contained in this Agreement.

“Fully Diluted Shares” means a number of Company Shares (other than Deferred Shares) equal to (a) the aggregate number of Company Shares issued and outstanding as of immediately prior to the Closing, plus (b) the aggregate number of Company Shares subject to In-the-Money Company Options outstanding as of immediately prior to the Closing. Fully Diluted Shares shall be deemed to be held by a Seller to the extent the corresponding Company Shares or In-the-Money Company Options are held by such Seller as of immediately prior to the Closing.

“Fundamental Representations” has the meaning set forth in Section 8.3(a).

“Future Payments” means, collectively, (a) any Final Closing Adjustment that may become payable to Sellers pursuant to Section 1.6, plus (b) any portion of the Escrow Fund or the Adjustment Escrow Fund that may become distributable to Sellers pursuant to this Agreement and the Escrow Agreement (and not already included pursuant to clause (a) hereof), plus (c) any Equityholder Representative Account Payment, plus (d) any amounts that may become payable to Sellers pursuant to Section 9.3(e).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means any federal, state, local or foreign government or any court, arbitrational tribunal, administrative agency or commission or government authority acting under the authority of the federal or any state, local or foreign government.

“Grant Date” has the meaning set forth in Section 3.2(d).

“Group Company” has the meaning set forth in the recitals of this Agreement.

“HMRC” means Her Majesty’s Revenue and Customs.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IHTA” means the UK Inheritance Tax Act 1984.

“In-the-Money Company Option” means the Employee In-the-Money Company Options (including any In-the-Money Company EMI Options) and the Non-Employee In-the-Money Company Options.

“In-the-Money Company EMI Option” means each In-the-Money Company Option that is an EMI Option, and the In-The-Money Company Options held by Graham Elliot.

“Indebtedness” with respect to any Person means, without duplication, (a) any indebtedness or other obligation for borrowed money; (b) any earnout and similar obligations; (c) the face amount of all letters of credit issued for the account of such Person, to the extent drawn; (d) capitalized lease obligations; (e) the Sales Tax Liability; (f) all payroll Taxes deferred pursuant to the CARES Act or any similar provision of applicable Law and payable after the Closing Date; (g) any VAT or other UK Tax payments deferred due to COVID-19 and payable after the Closing Date of the type included in “GL 24201 “VAT Control” of the Most Recent Balance Sheet (“UK Deferred Taxes”); (h) all interest, prepayment premiums and penalties, and any other fees, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any Indebtedness; and (i) guarantees by a Person of the Indebtedness another Person (excluding, for the purpose of clarity, intercompany guarantees).

“Information Privacy and Security Laws” means: (a) any and all applicable Laws concerning privacy, data protection, or information security with regard to the Processing of Personal Data, including, to the extent applicable, the following to the extent concerning privacy, data protection or information security with regard to the Processing of Personal Data: the Federal Trade Commission (FTC) Act; the Children’s Online Privacy Protection Act (COPPA) and the FTC’s COPPA rule; The Controlling the Assault of Non-Solicited Pornography And Marketing (CAN-SPAM) Act of 2003 and the FTC’s CAN-SPAM Rule; the Gramm-Leach-Bliley Act (GLBA) and all applicable GLBA rules and regulations; the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and all applicable HIPAA rules and regulations; state data protection Laws, including the California Consumer Protection Act (CCPA) and its implementing regulations; Massachusetts 201 CMR 17.00: Standards for the Protection of Personal Information of Residents of the Commonwealth; state data breach notification Laws; state privacy and consumer protection Laws; the European Union’s Regulation 2016/679 of the European Parliament and of the Council of 27 April 2016 (GDPR); the European Union’s Directive 2002/58/EC of the European Parliament and of the Council of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector (Directive on privacy and electronic communications), as amended by Directive 2009/136/EC of 25 November 2009; the UK Data Protection Act 2018; and all other applicable privacy, data security, data protection, and consumer protection Laws of any jurisdiction, including, as applicable, the European Union, China, India, the Ukraine, the United Kingdom, Canada, Australia or the United States, or any other jurisdiction in which the Company collects or Processes Personal Data, (b) to the extent applicable, the Digital Advertising Alliance’s Self-Regulatory Principles, available at https://digitaladvertisingalliance.org/principles and the European Principles of the European Interactive Digital Advertising Alliance (EDAA), available at https://www.edaa.eu.european-principles/, and (c) all other applicable consumer protection Laws relating to privacy, data protection or information security with regard to the Processing of Personal Data.

“Initial Participating Sellers” has the meaning set forth in the first paragraph of this Agreement.

“Inlicense” has the meaning set forth in Section 3.13(k).

“Inside Date” means December 31, 2020, unless the Company Financial Statements shall not have been delivered to the Buyer at least five (5) Business Days prior to such date, in which case the Inside Date shall be the fifth (5th) Business Day after the date on which the Company Financial Statements is delivered to the Buyer; provided that if the Financing shall have been funded in full prior to such date, then the Inside Date shall be the date on which the Financing has been so funded in full.

“Intellectual Property” means the following subsisting throughout the world:

(a) Patent Rights;

(b) Trademarks and all goodwill in the Trademarks;

(c) copyrights, works of authorship (including Software), designs, database rights and registrations and applications for registration thereof, including moral rights of authors;

(d) mask works and registrations and applications for registration thereof and any other rights in semiconductor topologies under the Laws of any jurisdiction;

(e) inventions, invention disclosures, statutory invention registrations, trade secrets and confidential business information, know-how, scientific and technical information, technology, manufacturing and product processes, algorithms, techniques and analytical methodology, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, whether patentable or nonpatentable, whether copyrightable or noncopyrightable and whether or not reduced to practice;

(f) rights of publicity; and

(g) all proprietary rights relating to any of the foregoing (including remedies against past, present and future infringement thereof and rights of protection of interest therein under the Laws of all jurisdictions).

“Intellectual Property Registrations” means Patent Rights, Trademarks (other than unregistered trademarks, service marks and trade dress), registered copyrights and designs, mask work registrations, domain name registrations and applications for each of the foregoing.

“Interest Rate” has the meaning set forth Section 1.7(c).

“Internal Systems” means the Software and Documentation and the computer, communications and network systems (both desktop and enterprise-wide) used by any of the Group Companies in their business or operations, whether located on the premises of any Group Company or hosted at a third party site.

“ITEPA” means the UK Income Tax (Earnings and Pensions) Act 2003.

“Joinder Agreement” means a joinder agreement in the form attached hereto as Exhibit D.

“Key Company Employee” means any executive-level employee of any Group Company.

“Key Personnel” has the meaning set forth in the recitals to this Agreement.

“Key Personnel Arrangements” has the meaning set forth in the recitals to this Agreement.

“Law” means any United Kingdom or United States federal, state or local or foreign law, common law, statute, standard, ordinance, code, rule, regulation, resolution or promulgation, or any Order of or by any Governmental Entity, or any Permit or similar right granted under any of the foregoing, or any similar provision having the force or effect of law.

“Lease” means any lease, sublease, license, or occupancy agreement pursuant to which any Group Company leases or subleases from or to another party any real property, or otherwise occupies any real property.

“Legal Proceeding” means any action, suit, proceeding (including administrative proceeding), claim, complaint, hearing, information request, notice of violation, arbitration, inquiry or investigation of or before any Governmental Entity or before any arbitrator.

“Lien” means any mortgage, pledge, assignment, security interest, encumbrance, charge or other lien (whether arising by Contract or by operation of Law), other than (a) mechanic’s, material men’s and similar liens, (b) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (c) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business of the applicable Group Company and not material to such Group Company.

“Material Contract” has the meaning set forth in Section 3.14(a)

“Materials of Environmental Concern” means any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any Law due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Most Recent Balance Sheet” means the unaudited consolidated balance sheets of the Group Companies at the Most Recent Balance Sheet Date.

“Most Recent Balance Sheet Date” means September 30, 2020.

“Neutral Accountant” has the meaning set forth in Section 1.6(d).

“Non-controlling Party” means the party not controlling the defense of any Third Party Action.

“Non-Employee In-the-Money Company Option” means a Company Option held by a Person who is not a Company Employee that will receive consideration pursuant to the transactions contemplated by this Agreement.

“Objection Notice” has the meaning set forth in Section 1.7(c).

“OFCCP” has the meaning set forth in Section 3.17(i).

“Open Source Materials” means all Software, Documentation or other material that is distributed as “free software”, “open source software” or under a similar licensing or distribution model, including, but not limited to, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license described by the Open Source Initiative as set forth on www.opensource.org.

“Option Exercise Agreement” means the Company Option Exercise and Joinder Agreement in the form attached hereto as Exhibit E.

“Options Tax Relief” has the meaning set forth in Section 9.3(e)(i).

“Order” means any order, injunction, judgment, decree, ruling, writ, consent, assessment, award, stipulation or arbitration award of or by any Governmental Entity or arbitrator.

“Ordinary Course of Business” means the ordinary course of business consistent with past practice.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the constitution, certificate or articles of incorporation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all by-laws, voting agreements and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case as in force as of the date hereof and otherwise (for the avoidance of doubt), as amended or supplemented.

“Outlicense” has the meaning set forth in Section 3.13(j).

“Outside Date” means February 9, 2021.

“Participating Sellers” means the Initial Participating Sellers and any holder of Equity Interests of the Company who executes an Option Exercise Agreement and/or a Joinder Agreement prior to the Closing.

“Patent Rights” means all patents, patent applications (including provisional patent applications), utility models, design registrations and certificates of invention and other governmental grants for the protection of inventions or industrial designs (including all related continuations, continuations-in-part, divisionals, substitutions, renewals, extensions, reissues and reexaminations).

“Paying Agent” means a paying agent selected by the Buyer and reasonably acceptable to the Company.

“Paying Agent Agreement” means an agreement to be entered into at or prior to the Closing by the Paying Agent and the Buyer, governing the disbursement of the Payment Fund.

“Payment Fund” means cash in an amount sufficient to make payment of the portion of the Aggregate Closing Consideration payable to the Sellers.

“Pending Claim Amount” has the meaning set forth in Section 8.5(b).

“Pending Disbursement Amount” has the meaning set forth in Section 8.5(b).

“Permits” means all permits, licenses, registrations, certificates, Orders, approvals, consents, waivers, authorizations, franchises, variances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).

“Permitted Lien” means (a) statutory Liens and other governmental assessments for the payment of current Taxes that are not yet delinquent or that are being contested in good faith and for which reserves are properly made in accordance with the Accounting Standards; (b) Liens imposed by Law, such as carriers’, material men’s, mechanics’, warehousemans’, and other like Liens incurred in the Ordinary Course of Business with respect to which payment is not delinquent; and (c) statutory or common law Liens to secure obligations to landlords, lessors, or renters, in each case incurred in the Ordinary Course of Business and that do not materially impair any Group Company’s ownership or use of such operation of its business; (d) with respect to Intellectual Property: (i) restrictions associated with third party rights and licenses and (ii) non-exclusive rights granted under Intellectual Property by any Group Company in the Ordinary Course of Business; (e) liens or encumbrances imposed on the underlying fee interest in real property subject to any Leases of Properties by any Group Company; and (f) other Liens arising in the Ordinary Course of Business none of which, individually or in the aggregate, materially impairs the use, value, title or marketability of title of the affected properties or materially impairs any Group Company or the operation of its or their businesses.

“Person” means any natural person, firm, limited liability company, general or limited partnership, association, corporation, unincorporated organization, company, joint venture, trust, Governmental Entity or other entity.

“Personal Data” shall mean any data or information in any media that constitutes personal data, personal information, or personally identifiable information under any applicable Law, including the Information Privacy and Security Laws, including, as applicable, a natural person’s first and last name, home or other physical address, telephone number, e-mail address, username and password, photograph, video or audio file that contains a person’s image or voice, Social Security number, driver’s license number, passport number or other government-issued identification number, biometric information, credit or debit card or other financial information, or customer or account number, IP address, cookie information, identification number, location data that relates to an identifiable person, browser, computer or device, and is capable of determining with reasonable specificity the actual physical location of such person, browser, computer or device, an online or other persistent identifier, or one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of an individual, but in each case only to the extent that any of the foregoing relates to an identified or identifiable specific individual or device.

“PPACA” has the meaning set forth in Section 3.18(j).

“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the Closing or such earlier date as this Agreement is terminated in accordance with its terms.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on or before the Closing Date.

“Pro Rata Share” means (i) with respect to any Company Shares (other than Deferred Shares) or In-the-Money Company Options, a fraction, (a) the numerator of which is the number of Company Shares represented thereby or subject thereto (as applicable) as of immediately prior to the Closing, and (b) the denominator of which is the number of Fully Diluted Shares and (ii) with respect to any Deferred Shares, zero (0).

“Processing” or “Processed” means any operation or set of operations or set of operations that is performed upon data or information, whether or not by automatic means, such as collection, recording, organization, structuring, storage, access, acquisition, creation, derivation, recordation, organization, storage, adaptation or alteration, correction, retrieval, maintenance, consultation, use, disclosure, dissemination, transmission, transfer, or otherwise making available, alignment, combination, blocking, storage, restriction, retention, deleting, erasure, or destruction.

“Properties” means the real properties owned, leased, occupied or used by a Group Company listed in Section 3.12(b) of the Disclosure Schedule.

“Purchased Interests” means the Company Shares held by the Participating Sellers.

“R&D Credits” means any reduction or repayment of corporation tax or any amounts payable (including by way of set off) by HMRC in respect of research and development tax credits under Part 13 UK Corporation Tax Act 2009 (“CTA 2009”).

“R&W Policy” means a representation and warranty insurance policy, issued at or prior to the Closing on terms and conditions that are substantially similar to those set forth on Schedule 6.10.

“Reasonable Best Efforts” means best efforts, to the extent commercially reasonable.

“Release Amount” has the meaning set forth in Section 8.5(b).

“Required Transfer Documents” has the meaning set forth in Section 1.2(c)(iii).

“Release Date” has the meaning set forth in Section 8.5(a).

“Relief” means any relief, loss, allowance, exemption set-off, deduction or credit in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, and any right to a repayment of Tax.

“Relevant Benefits” means any pension, lump sum, gratuity or other like benefit provided or to be provided in connection with past service, retirement, death, or any change in the nature of the service of any employee or officer.

“Representatives” means, with respect to any Person, such Person’s officers and directors (or persons holding comparable positions), employees, consultants, independent contractors, subcontractors, leased employees, volunteers, temporary workers, equity holders, accountants, legal and other representatives, agents, executors, heirs, successors and permitted assigns.

“Response” means a written response containing the information provided for in Section 8.2(c).

“Sales Tax Liability” means $945,000.

“Sales Taxes” means sales and use Taxes imposed by a Governmental Authority in the United States or a state or local jurisdiction thereof.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Restrictive Covenant Agreement” has the meaning set forth in the recitals to this Agreement.

“Sellers” means, collectively, the Participating Sellers, and the Company Optionholders.

“Shareholders’ Agreement” means that certain Investment and Shareholders’ Agreement, relating to the Company, dated February 19, 2014.

“Significant Customer” has the meaning set forth in Section 3.23.

“Significant Supplier” has the meaning set forth in Section 3.23.

“Social Media Account” means any and all accounts, profiles, pages, feeds, registrations and other presences on or in connection with any Social Media Service.

“Social Media Service” means (a) social media or social networking website or online service, (b) blog or microblog, (c) photo, video or other content-sharing website or (d) other website or application (including mobile application) used for sharing content with or among end users who are not Company Employees or consultants of a Group Company.

“Software” means computer software code, applications, utilities, development tools, diagnostics, databases and embedded systems, whether in source code, interpreted code or object code form.

“Specified Seller Representations” means the representations and warranties set forth in Article II.

“Straddle Period” means any taxable period that includes but does not end on the Closing Date.

“Stock Transfer Form” means a stock transfer form in the form attached hereto as Exhibit F.

“Subsidiary” means, with respect to any Person, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such Person (or another Subsidiary) holds shares, stock or other ownership interests representing (a) more than 50% of the voting power of all issued and outstanding shares, stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of issued and outstanding shares, stock or ownership interests upon a liquidation or dissolution of such entity.

“Tax Authority” means any government, state or municipality or any local, state, federal or other authority, body or official in any jurisdiction exercising a fiscal, revenue, customs or excise function.

“Tax Reduction Periods” has the meaning set forth in Section 9.3(e)(i).

“Tax Returns” means any and all reports, returns (including information returns), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any amendment thereof, filed with or submitted to (or required to be filed with or submitted to) any Governmental Entity in connection with the determination, assessment, collection or payment of Taxes or in connection with the administration, implementation or enforcement of or compliance with any legal requirement relating to any Tax.

“Taxes” means any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities, including income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding (including Pay As You Earn), employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs duties, franchise, estimated and other taxes of any kind whatsoever imposed by the United States of America or any state, local or non-U.S. government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to or related to such items.

“TCGA” means the UK Taxation of Chargeable Gains Act 1992.

“Third Party Action” means any Legal Proceeding by a Person other than a party for which indemnification may be sought by the Buyer under Article VIII.

“Trademarks” means all registered trademarks, service marks and trade dress, logos, Internet domain names, corporate names and doing business designations and all registrations and applications for registration of the foregoing, common law trademarks and service marks and trade dress.

“Transaction Bonuses” means transaction bonuses that are not materially greater in amount than those made available to Buyer.

“Transaction Documents” has the meaning set forth in Section 1.5(a).

“UK Deferred Taxes” has the meaning set forth in the definition of “Indebtedness”.

“U.S. Company Employee” means a Company Employee whose principal location is in the United States.

“VAT” means value added tax charged or imposed pursuant to Council Directive 2006/112/EC or any national legislation implementing such Directive (including for the avoidance of doubt the Value Added Tax Act 1994 and any related secondary legislation, regardless of whether or not the United Kingdom is a member of the European Union or continues to be subject to such Directive), and any other value added, sales or turnover tax imposed in any jurisdiction;

“VATA” means the UK Value Added Tax Act 1994.

“VATable Group Company” has the meaning set forth in Section 3.10(u).

“WARN Act” has the meaning set forth in Section 3.17(k).

“Willful Breach” means, with respect to any Person, a material breach of this Agreement that is the consequence of an act or omission by such Person, with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement.

“Working Capital Target” means $4,702,566.

“Voting Power of Attorney” means a voting power of attorney in the form attached hereto as Exhibit G.

Article XII

MISCELLANEOUS

12.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) two (2) Business Days after being sent for expedited delivery, fees prepaid, via a reputable international overnight courier service or (ii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date of such receipt is not a Business Day) of transmission by email or facsimile, in each case to the intended recipient as set forth below:

(a) if to the Buyer or (after the Closing) the Company, to:

TechTarget, Inc.

275 Grove Street

Newton, Massachusetts 02466

Attention: Charles D. Rennick, Vice President, General Counsel and

Corporate Secretary

Email: [Redacted]

with copies to (which shall not constitute notice):

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

Attention:     Joseph B. Conahan, Esq.

Email:           joseph.conahan@wilmerhale.com

and

Macfarlanes LLP

20 Cursitor Street

EC4A 1LT

London, England

Attention: Alex Edmonson

Email: alex.edmondson@macfarlanes.com

(b)    if (prior to the Closing) to the Company, to:

BrightTalk Limited

703 Market Street, 15th Floor

San Francisco, California 94103

Attention:                Paul Heald

Email:                       [Redacted]

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Attention:                Bradley L. Finkelstein

Email:                       bfinkelstein@wsgr.com

(c)    if to any Participating Seller or the Equityholder Representative, to:

c/o Guidepost Growth Equity

The Prudential Tower

800 Boylston Street, Suite 1310

Boston, MA 02199

Attention:                Russell Pyle

Email:                       [Redacted]

with a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Attention:                Bradley L. Finkelstein

Email:                       bfinkelstein@wsgr.com

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service or ordinary mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

12.2    Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

12.3    Third-Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except that the Buyer Indemnified Parties shall be third-party beneficiaries of Article VIII and the D&O Indemnitees are third-party beneficiaries of Section 6.9.

12.4    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void, except that the Buyer may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one (1) or more of its Affiliates; provided, that such transfer or assignment shall not relieve the Buyer of its primary liability for its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to the Buyer. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

12.5    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation and/or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

12.6    Counterparts and Signature. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one (1) and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic transmission.

12.7    Interpretation. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “either” and “or” are not exclusive and “include,” “includes” and “including” are not limiting; (b) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) “date of this Agreement” refers to the date set forth in the initial caption of this Agreement; (d) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (e) the descriptive headings and table of contents included herein are included for convenience only and shall not affect in any way the meaning or interpretation of this Agreement or any provision hereof; (f) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (g) references to a Contract mean such Contract as amended or otherwise supplemented or modified from time to time; (h) references to a Person are also to its permitted successors and assigns; (i) references to an “Article,” “Section,” “Exhibit” or “Schedule” refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement; (j) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; (k) references to a federal, state, local or foreign Law include any rules, regulations and delegated legislation issued thereunder; (l) references to accounting terms used and not otherwise defined herein have the meaning assigned to them under GAAP; and (m) a term that begins with an initial capital letter, is not defined herein and reflects a different part of speech than a term that begins with an initial capital letter and is defined herein, shall be interpreted in a correlative manner. When reference is made in this Agreement to information that has been “made available” to the Buyer, that shall consist of only the information that was (i) contained in the Group Companies’ electronic data room no later than 5:00 p.m., Eastern time, on the second (2nd) Business Day prior to the date of this Agreement or (ii) delivered to the Buyer or its counsel. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement. If any date on which a party is required to make a payment or a delivery pursuant to the terms hereof is not a Business Day, then such party shall make such payment or delivery on the next succeeding Business Day. Time shall be of the essence in this Agreement.

12.8    Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or the transactions contemplated hereby or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed in all respects, including validity, interpretation, and effect, by and construed in accordance with the internal Laws of the State of Delaware, USA (including in respect of the statute of limitations or other limitations period applicable to any claim, controversy or dispute) without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware, USA or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware, USA.

12.9    Remedies.

(a)    Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one (1) remedy will not preclude the exercise of any other remedy.

(b)    The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the party seeking such remedy has an adequate remedy at Law or (ii) an award of specific performance is not an appropriate remedy for any reason at Law or equity.

12.10    Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, USA or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware, USA in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court, and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 12.1. Nothing in this Section 12.10, however, shall affect the right of any party to serve legal process in any other manner permitted by Law.

12.11    Financing Parties. Notwithstanding anything in this Agreement to the contrary, the Sellers, the Equityholder Representative and the Company, each on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that any action or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Financing or any of the agreements entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York sitting in the Borough of Manhattan (or if such court lacks subject matter jurisdiction, the Supreme Court of the State of New York sitting in the Borough of Manhattan), and any appellate court from any thereof and each party hereto irrevocably submits itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such court, (b) agrees that any such action or proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Financing, (c) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any action or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Party in any way arising out of or relating to, this Agreement, the Financing or any commitment letter, engagement letter or any other agreement entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal (to the extent permitted by law) or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process upon the Sellers, the Equityholder Representative and the Company, and each of their respective Subsidiaries or their respective controlled Affiliates in any such action or proceeding shall be effective if notice is given in accordance with Section 12.1, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any action or proceeding brought against the Financing Parties in any way arising out of or relating to, this Agreement, the Financing or any commitment letter, engagement letter or any other agreement entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Parties will have any liability to the Sellers, the Equityholder Representative, the Company or any of their respective Subsidiaries or any of their respective controlled Affiliates or Representatives relating to or arising out of this Agreement, the Financing or any commitment letter, engagement letter or any other agreement entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (h) hereby waives any and all claims and causes of action against the Financing Parties relating to or arising out of this Agreement, the Financing or any commitment letter, engagement letter or any other agreement entered into in connection with the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (i) agrees not to commence (and if commenced agrees to dismiss or otherwise terminate, and not to assist) any action or proceeding against any Financing Party under this Agreement, the Financing or any commitment letter, engagement letter or any other agreement entered into in connection with the Financing or the transactions contemplated hereby or thereby, (j) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 12.11, and (k) agrees that the provisions of this Section 12.11 and the definitions of “Financing Entities” and “Financing Parties” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall not be amended in any manner adverse to the Financing Parties without the prior written consent of the Financing Entities.

[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BUYER:

TechTarget, Inc.

By:	/s/ Daniel Noreck
Name: Daniel Noreck
Title: Chief Financial Officer and Treasurer

[Signature Page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

COMPANY:

BRIGHTTALK LIMITED acting by its two directors

By:	/s/ Paul Heald
Name: Paul Heald
Title: Director

By:	/s/ Richard Heald
Name: Richard Heald
Title: Director

[Signature Page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

EQUITYHOLDER REPRESENTATIVE:

/s/ Russell Pyle

Russell Pyle, solely in his capacity as the Equityholder Representative

[Signature Page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

INITIAL PARTICIPATING SELLER:

NBGE AIV (BT) L.P.

By:	NBGE AIV (BT) GP, LLC
Its:	General Partner

By:	North Bridge Growth Management, L.P.
Its:	Sole Member

By:	NBGE GP, LLC
Its:	General Partner

By:	/s/ Russell Pyle
Name: Russell Pyle
Title: Authorized Signatory

[Signature Page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

INITIAL PARTICIPATING SELLER:

/s/ Paul Heald
Paul Heald, as attorney in fact for each Initial Participating Seller identified on Schedule 1-B, acting under a power of attorney dated December 9, 2020

[Signature Page to Equity Purchase Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

INITIAL PARTICIPATING SELLER:

/s/ Paul Heald
Paul Heald

[Signature Page to Equity Purchase Agreement]